UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 18, 2023

CAMBRIDGE BANCORP

(Exact name of Registrant as Specified in Its Charter)

Massachusetts	001-38184	04-2777442
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1336 Massachusetts Avenue

Cambridge, MA 02138

(Address of Principal Executive Offices) (Zip Code)

Registrant’s Telephone Number, Including Area Code: (617) 876-5500

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Common Stock	CATC	NASDAQ
(Title of each class)	(Trading symbol)	(Name of each exchange on which registered)

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

On September 19, 2023, Cambridge Bancorp (“Cambridge”), Cambridge Trust Company, a Massachusetts-chartered trust company and wholly owned subsidiary of Cambridge (“Cambridge Trust”), Eastern Bankshares, Inc. (“Eastern”), Eastern Bank, a wholly owned subsidiary of Eastern (“Eastern Bank”), and Citadel MS 2023, Inc., a direct, wholly owned subsidiary of Eastern (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, Eastern will acquire Cambridge and Cambridge Trust through the merger of Merger Sub with and into Cambridge, with Cambridge as the surviving entity (the “Merger”). As soon as reasonably practicable following the Merger, Cambridge will merge with and into Eastern, with Eastern as the surviving entity (the “Holdco Merger”). The Merger Agreement further provides that following the Holdco Merger, at a time to be determined by Eastern, Cambridge Trust will merge with and into Eastern Bank, with Eastern Bank as the surviving entity (the “Bank Merger” and, together with the Merger and the Holdco Merger, the “Merger Transaction”).

Upon the terms and conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”) each share of Cambridge common stock, par value $1.00 per share, outstanding immediately prior to the Effective Time, other than certain shares held by Eastern or Cambridge, will be converted into the right to receive 4.956 shares of common stock (the “Exchange Ratio”), par value $0.01 per share, of Eastern (“Eastern Common Stock”). Cambridge shareholders will receive cash in lieu of fractional shares of Eastern Common Stock (the Exchange Ratio and any cash in lieu of fractional shares collectively, the “Merger Consideration”).

As of the Effective Time, each restricted stock unit with respect to Cambridge common stock (“Cambridge RSU”) that is then-outstanding will be assumed and converted into a restricted stock unit with respect to Eastern Common Stock (“Eastern RSU”), with the number of shares of Eastern Common Stock subject to such Eastern RSU equal to the product (rounded up to the nearest whole number) of (i) the number of shares of Cambridge common stock subject to such Cambridge RSU as of immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio. Eastern RSUs will be subject to the same vesting, termination, deferral and other terms and conditions as the applicable Cambridge RSUs were subject immediately prior to the Effective Time and will include an entitlement to receive on each vesting date of the Eastern RSU a payment equal to the cumulative dollar amount of dividends the holder would have received with respect to the portion of the Eastern RSUs then vesting if the holder had been the actual record owner of the underlying Cambridge common stock and, after the Effective Time, Eastern Common Stock on each dividend record date from the grant date to such vesting date.

As of the Effective Time, each performance stock unit with respect to Cambridge common stock (“Cambridge PRSU”) that is then-outstanding will be assumed and converted into a performance stock unit with respect to Eastern Common Stock (“Eastern PRSU”), with the number of shares of Eastern Common Stock subject to such Eastern PRSU equal to the product (rounded up to the nearest whole number) of (i) the target number of shares of Cambridge common stock subject to such Cambridge PRSU as of immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio. Eastern PRSUs will be subject to the same vesting (including performance metrics), termination, deferral and other terms and conditions as the applicable Cambridge PRSUs were subject immediately prior to the Effective Time. As soon as practicable after the Effective Time, Eastern shall offer to each holder of a Cambridge PRSU granted in 2022 or 2023 that was converted into a Eastern PRSU the opportunity to exchange such Eastern PRSU for a Eastern RSU either (i) with respect to a number of shares of Eastern Common Stock equal to the number of shares of Eastern Common Stock subject to such Eastern PRSU as of the Effective Time (with (1) the same termination terms, deferral elections and other terms and restrictions as the applicable Eastern PRSU was subject to as of the Effective Time (excluding the performance conditions), (2) same settlement date as the Eastern PRSU that it replaces and (3) no dividend equivalent rights with respect thereto) or (ii) with respect to a number of shares of Eastern Common Stock determined based on measurement of actual performance through the Effective Time (with (1) the same termination terms, deferral elections and other terms and restrictions as the applicable Eastern PRSU was subject to as of the Effective Time (excluding the performance conditions), (2) the same settlement date as the Eastern PRSU that it replaces and (3) the same entitlement to receive on the vesting date of the Eastern RSU a payment equal to the cumulative dollar amount of dividends the holder would have received with respect to the applicable Cambridge PRSUs if the holder had been the actual record owner of the underlying Eastern Common Stock on each dividend record date from the grant date through the Effective Time).

As of the Effective Time, each award of restricted shares of Cambridge common stock (“Cambridge RSA”) that is then-outstanding will be assumed and converted into an award of restricted shares of Eastern Common Stock (“Eastern RSA”), with the number of restricted shares of Eastern Common Stock subject to such Eastern RSA equal to the product (rounded up to the nearest whole number) of (i) the number of shares of Cambridge common stock subject to such Cambridge RSA as of immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio. Eastern RSAs will be subject to the same vesting, termination, and other terms and conditions as the applicable Cambridge RSAs were subject immediately prior to the Effective Time.

The Merger Agreement provides that Eastern will take all actions necessary so that Denis K. Sheahan, Cambridge’s Chairman, President and Chief Executive Officer, and three other directors of Cambridge will be appointed to the boards of directors of Eastern and Eastern Bank effective as of the Effective Time. The three Cambridge directors, who will be selected by Eastern after consultation with Cambridge after the date of the Merger Agreement, will be independent of Eastern in accordance with Nasdaq standards.

The Merger Agreement was unanimously approved by the Boards of Directors of each of Eastern and Cambridge.

On September 19, 2023, in connection with the execution of the Merger Agreement, Eastern entered into voting agreements (the “Voting Agreements”) with all Cambridge directors and executive officers and their affiliates with voting power, who in the aggregate have the power to vote approximately 4.3% of Cambridge common stock. The Voting Agreements provide that, subject to the terms and conditions thereof, each of the directors and executive officers of Cambridge, solely in their capacity as shareholders of Cambridge, will vote the Cambridge common shares she or he owns in favor of the adoption and approval of the Merger Agreement.

Subject to the fulfillment or, if permissible, waiver of the closing conditions under the Merger, certain of which are described below, the parties anticipate that the Merger will close during the first quarter of 2024.

The Merger Agreement contains customary representations and warranties from Eastern, Eastern Bank, Merger Sub, Cambridge and Cambridge Trust, and each party has agreed to customary covenants, including, among others, covenants relating to (i) the conduct of its business during the interim period between the execution of the Merger Agreement and the Effective Time, (ii) in the case of Eastern, its obligation to call a meeting of its shareholders to approve the issuance of shares of Eastern Common Stock pursuant to the Merger Agreement (the “Eastern share issuance”) and, subject to certain exceptions, the obligation of its Board of Directors to recommend that its shareholders approve the Eastern share issuance, (iii) in the case of Cambridge, its obligation to call a meeting of its shareholders to adopt the Merger Agreement, and, subject to certain exceptions, the obligation of its Board of Directors to recommend that its shareholders adopt the Merger Agreement and (iv) certain non-solicitation obligations with respect to alternative business combination proposals.

The completion of the Merger is subject to various closing conditions, including, (i) approval of the Eastern share issuance by Eastern’s shareholders and adoption and approval by Cambridge’s shareholders of the Merger Agreement, (ii) the receipt of all required regulatory approvals, including the approval of the Board of Governors of the Federal Reserve System, the Massachusetts Commissioner of Banks, the New Hampshire Banking Department, the Massachusetts Housing Partnership Fund and, if applicable, the Federal Deposit Insurance Corporation, in each case without the imposition of a “burdensome condition” as defined in the Merger Agreement, (iii) the effectiveness of the registration statement on Form S-4 to be filed with the Securities and Exchange Commission (“SEC”) by Eastern in connection with the transactions contemplated by the Merger Agreement, (iv) the completion of the sale of Eastern Bank’s insurance operations, and (v) the absence of any order, injunction, decree or other legal restraint preventing the completion of the Merger Transaction or making them illegal. Each party’s obligation to complete the Merger is also subject to additional customary conditions, including (a) the accuracy of the representations and warranties of the other party, subject to certain exceptions, (b) the performance in all material respects by each party of its obligations under the Merger Agreement, and (c) receipt by such party of an opinion from its counsel to the effect that the Merger and the Holdco Merger, taken together, will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

The Merger Agreement provides certain termination rights for both Eastern and Cambridge. The Merger Agreement can be terminated by mutual written consent, or by either party (i) if there is a final, non-appealable order, decree or ruling permanently enjoining or otherwise prohibiting the consummation of the Merger, (ii) if the Merger has not been consummated by the one year anniversary of the Merger Agreement, (iii) if Eastern’s shareholders fail to approve the Eastern share issuance or Cambridge’s shareholders fail to adopt and approve the Merger Agreement, or (iv) if the other party has breached its representations, warranties or covenants in a way that prevents satisfaction of a closing condition, subject to a cure period. Additionally, Eastern or Cambridge may terminate the Merger Agreement if the other party’s board of directors changes its recommendation that, in the case of Eastern, its shareholders vote in favor of the Eastern share issuance, or in the case of Cambridge, that its shareholders vote to adopt and approve the Merger Agreement.

The Merger Agreement further provides that a termination fee of $21.0 million will be payable by either Cambridge or Eastern, as applicable, in connection with the termination of the Merger Agreement under certain circumstances.

The foregoing summaries of the Merger Agreement and the Voting Agreements are not complete and are qualified in their entirety by reference to the full text of the Merger Agreement and form of Voting Agreement, which are attached as Exhibit 2.2 and Exhibit 99.1, respectively, to this Form 8-K and are incorporated herein by reference in their entirety.

The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for the purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between Eastern and Cambridge instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties will not survive consummation of the Merger, and were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any factual information regarding Eastern or Cambridge, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding Eastern, Cambridge, their respective affiliates or their respective businesses, the Merger Agreement and the Merger Transaction that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that will include a joint proxy statement of Eastern and Cambridge and a prospectus of Eastern, as well as in the Forms 10-K, Forms 10-Q and other filings that each of Eastern and Cambridge have made and will make with SEC.

Caution Regarding Forward-Looking Statements

This Form 8-K contains “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933, as amended, and section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements regarding anticipated future events and can be identified by the fact that they do not relate strictly to historical or current facts. You can identify these statements from the use of the words “may,” “will,” “should,” “could,” “would,” “plan,” “potential,” “estimate,” “project,” “believe,” “intend,” “anticipate,” “expect,” “target” and similar expressions. Forward-looking statements, by their nature, are subject to risks and uncertainties. There are many factors that could cause actual results to differ materially from expected results described in the forward-looking statements.

Factors relating to the proposed Merger Transaction that could cause or contribute to actual results differing materially from expected results include, but are not limited to, the possibility that revenue or expense synergies or the other expected benefits of the Merger Transaction may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the Merger Transaction may not be timely completed, if at all; that prior to the completion of the Merger Transaction or thereafter, Cambridge or Eastern may not perform as expected due to transaction-related uncertainty or other factors; that required regulatory, shareholder or other approvals are not obtained or other closing conditions are not satisfied in a timely manner or at all; that the timing of completion of the proposed Merger Transaction is dependent on various factors that cannot be predicted with precision at this point; reputational risks and the reaction of the companies’ customers to the Merger Transaction; continued pressures and uncertainties within the banking industry and Cambridge and Eastern’s markets, including changes in interest rates and deposit amounts and composition, adverse developments in the level and direction of loan delinquencies, charge-offs, and estimates of the adequacy of the allowance for loan losses, increased competitive pressures, asset and credit quality deterioration, and legislative, regulatory, and fiscal policy changes and related compliance costs; and diversion of management time on transaction-related issues.

These forward-looking statements are also subject to the risks and uncertainties applicable to Eastern’s and Cambridge’s respective businesses generally that are disclosed in Eastern’s and Cambridge’s 2022 Annual Reports on Form 10-K. Eastern’s and Cambridge’s SEC filings are accessible on the SEC’s website at www.sec.gov and on their respective corporate websites at ir.cambridgetrust.com and investor.easternbank.com. These web addresses are included as inactive textual references only. Information on these websites is not part of this document. For any forward-looking statements made in this Form 8-K, Cambridge claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Except as required by law, Cambridge specifically disclaims any obligation to update any forward-looking statements as a result of developments occurring after the date of this Form 8-K.

Additional Information and Where to Find It

In connection with the Merger Transaction, Eastern intends to file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of Eastern and Cambridge and a Prospectus of Eastern (the “joint proxy statement/prospectus”), as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SHAREHOLDERS OF EASTERN AND CAMBRIDGE ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND EACH OTHER RELEVANT DOCUMENT FILED WITH THE SEC, AS WELL AS ANY AMENDMENT OR SUPPLEMENT TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Eastern and Cambridge, can be obtained without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Eastern’s Investor Relations team via email at InvestorRelations@easternbank.com or by telephone at (781) 598-7920, or to Cambridge Investor Relations, via email at InvestorRelations@cambridgetrust.com or by telephone at (617) 520-5520.

Participants in the Solicitation

Eastern, Cambridge, and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Eastern and/or Cambridge in connection with the proposed transaction under the rules of the SEC. Information regarding Eastern’s directors and executive officers is available in its definitive proxy statement relating to its 2023 Annual Meeting of Shareholders, which was filed with the SEC on April 3, 2023, and its Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 24, 2023, and other documents filed by Eastern with the SEC. Information regarding Cambridge’s directors and executive officers is available in its definitive proxy statement relating to its 2023 Annual Meeting of Shareholders, which was filed with the SEC on March 16, 2023 and other documents filed by Cambridge with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus and other relevant materials filed with the SEC, which may be obtained free of charge as described in the preceding paragraph.

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On September 18, 2023, Cambridge entered into a change in control letter agreement (the “Change in Control Agreement”) with Joseph Sapienza, Cambridge’s Interim Chief Financial Officer. The Change in Control Agreement provides that, in the event of a “change in control” or “potential change in control” of Cambridge or Cambridge Trust and a qualifying termination of employment, Mr. Sapienza would be eligible for: (i) a severance payment equal to two times Mr. Sapienza’s average compensation over the highest three consecutive years of annual base salary and bonus, as determined at the time of termination, and (ii) welfare benefit continuation (at Mr. Sapienza’s cost) for a period of two years following his termination date (or, if shorter, until comparable benefits are received from another source).

Payments under the Change in Control Agreement are triggered in the event of a change in control of Cambridge or Cambridge Trust where, within 24 months after the change in control (1) Cambridge or Cambridge Trust terminates Mr. Sapienza for reasons other than due to death or for “cause” or “disability” (each, as defined in the Change in Control Agreement) or (2) Mr. Sapienza resigns for “good reason” (as defined in the Change in Control Agreement, but generally including a material reduction in the nature or scope of Mr. Sapienza’s responsibilities, authorities or duties, a material reduction in Mr. Sapienza’s base salary or a relocation of Mr. Sapienza’s principal place of business of more than 40 miles from the current principal executive office). Benefits may also be payable in the event of a potential change in control where (1) Cambridge or Cambridge Trust terminates Mr. Sapienza for reasons other than due to death or for cause or disability, or (2) Mr. Sapienza resigns for good reason, in either case, within the period ending upon the earlier of: 24 months from the occurrence of the potential change in control, death, “disability” or “retirement” (each, as defined in the Change in Control Agreement), the occurrence of the change in control, or a determination by Cambridge’s board of directors that a potential change in control no longer exists.

In the event any payments or benefits provided under the change in control agreements, together with any other payments or benefits, would constitute “parachute payments” under Section 280G of the Internal Revenue Code and would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, the Change in Control Agreement provides for a “best net” approach that reduces the payments and benefits otherwise provided to Mr. Sapienza in connection with a change in control so that no portion of such payments or benefits would be subject to the excise tax if such reduction would result in Mr. Sapienza receiving a greater amount of payments and benefits on an after-tax basis.

A “change in control” includes a change that would be required to be reported by Cambridge or Cambridge Trust under the Securities Exchange Act of 1934, as amended, and an acquisition of control as defined in the Bank Holding Company Act of 1956, as amended, or the Bank Control Act of 1978, as amended.

The Change in Control Agreement includes a 12-month noncompetition covenant and, in certain circumstances, provides an opportunity for Cambridge and Cambridge Trust to remedy a good-reason-triggering event. The Change in Control Agreement also provides for a six-month delay in payments to Mr. Sapienza if he is a “specified employee” within the meaning of Section 409A of the Internal Revenue Code, if required.

The foregoing description of the Change in Control Agreement does not purport to be a complete description and is qualified in its entirety by reference to the full text of the Change in Control Agreement. A copy of the Change in Control Agreement is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Item 8.01.	Other Events.

On September 19, 2023, Cambridge issued a press release announcing its entry into the Merger Agreement. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit Number	Description

2.1	Agreement and Plan of Merger by and among Eastern Bankshares, Inc., Eastern Bank, Citadel MS 2023, Inc., Cambridge Bancorp and Cambridge Trust Company, dated as of September 19, 2023*

10.1	Change in Control Letter Agreement, dated September 18, 2023, by and between Cambridge Bancorp and Joseph Sapienza

99.1	Press Release, dated September 19, 2023

104	Cover Page Interactive Data File (embedded within Inline XBRL documents)

*	Schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. Cambridge Bancorp agrees to furnish supplementally to the SEC a copy of any omitted schedule upon request by the SEC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CAMBRIDGE BANCORP

Date: September 19, 2023	By:	/s/ Joseph P. Sapienza
Joseph P. Sapienza
Interim Chief Financial Officer, (Principal Financial Officer and Principal Accounting Officer)

Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

DATED AS OF SEPTEMBER 19, 2023

BY AND AMONG

EASTERN BANKSHARES, INC.,

EASTERN BANK,

CITADEL MS 2023, INC.,

CAMBRIDGE BANCORP,

AND

CAMBRIDGE TRUST COMPANY

INDEX OF DEFINED TERMS

2021 Company PRSUs	8
2022-2023 Company PRSUs	8
Acquisition Agreement	69
Affiliate	87
Agreement	87
Approval Date	2
Articles of Holdco Merger	2
Articles of Merger	2
Asset Disposition	81
Asset Disposition Agreement	81
Bank Merger	1, 88
Bank Secrecy Act	88
BHC Act	88
BOLI	33
Burdensome Conditions	65
Business Day	88
Buyer	1, 88
Buyer 401(k) Plan	74
Buyer Acquisition Proposal	88
Buyer Adverse Recommendation Change	69
Buyer Balance Sheet Date	41
Buyer Bank	1
Buyer Benefit Plan	45
Buyer Board Recommendation	63
Buyer Classified Loans	51
Buyer Common Stock	88

Buyer Covered Person	56
Buyer Disclosure Schedule	36
Buyer Equity Plan	89
Buyer ESOP	89
Buyer Insurance Policies	89
Buyer Intervening Event	89
Buyer Lease Options	54
Buyer Leased Real Property	54
Buyer Leases	54
Buyer Loan Property	49
Buyer Material Contract	89
Buyer Material Contracts	44
Buyer Meeting	63
Buyer Owned Real Property	54
Buyer Pension Plan	45
Buyer Real Property	54
Buyer Regulatory Agreement	44
Buyer Reports	39
Buyer RSA	9
Buyer RSU	90
Buyer Share Issuance	13
Buyer Superior Proposal	90
Buyer Third Party Consents	44
CARES Act	90
CECL	90
Chosen Courts	102

v

Closing	2
Closing Date	2
Code	90
Commissioner	13
Community Reinvestment Act	90
Company	1, 90
Company 401(k) Plan	74
Company Acquired Mortgage Loan	90
Company Acquisition Proposal	91
Company Adverse Recommendation Change	69
Company Applicable Requirements	91
Company Balance Sheet Date	16
Company Bank	1, 91
Company Benefit Plan	20
Company Board Recommendation	63
Company Classified Loans	26
Company Common Stock	91
Company Covered Person	35
Company Data Tape	91
Company designated directors	78
Company Disclosure Schedule	10
Company Employees	20
Company Equity Awards	92
Company ESOP	92
Company Intervening Event	92
Company Leased Real Property	32
Company Leases	32
Company Loan Property	22
Company Material Contracts	19
Company Meeting	63
Company Mortgage Loans	92
Company Mortgage Servicing Rights	92
Company Owned Mortgage Loan	92
Company Owned Real Property	31
Company Pension Plan	20
Company PRSU	93
Company Real Property	32
Company Regulatory Agreement	19
Company Reports	14
Company Restricted Share	93
Company RSA	9
Company RSU	93
Company Serviced Mortgage Loan	93
Company Servicing Agreement	93
Company Stock Plan	93
Company Subservicer	93
Company Superior Proposal	93
Company Third Party Consents	19
Confidentiality Agreement	102
Consideration	4
COVID Measures	94

CRA	90
D&O Insurance	72
Data Vendor Agreement	34
Derivative Transaction	94
Designated Employees	73
Dodd-Frank Act	94
Effective Time	2
End Date	85
Enforceability Exceptions	13
Environmental Law	94
Equal Credit Opportunity Act	95
ERISA	95
ERISA Affiliate	21
Exchange Act	95
Exchange Agent	95
Exchange Fund	5
Exchange Ratio	4
Executive Officer	95
Fair Credit Reporting Act	95
Fair Housing Act	95
Fannie Mae	27
FDIC	95
Federal Deposit Insurance Act	95
Federal Reserve Act	95
FHLB	95
FRB	95
Freddie Mac	27
GAAP	95
Ginnie Mae	27
Governmental Authority	95
Gramm-Leach-Bliley Act of 1999	95
Hazardous Substance	95
Holdco Merger	1, 96
Holdco Merger Effective Time	3
Home Mortgage Disclosure Act	96
Indemnified Parties	71
Indemnifying Party	71
Information Systems Conversion	77
Insurance Policies	33
Intellectual Property	96
Interim Surviving Entity	1, 96
Intervening Event Notice	70
Intervening Event Notice Period	70
IRS	96
IT Assets	34
Joint Proxy Statement-Prospectus	96
Knowledge	96
Law	97
Lease Options	32
Liens	97
Loans	26

Material Adverse Effect	97
Maximum D&O Tail Premium	72
MBCA	1
Merger	1
Merger Consideration	4
Merger Sub	1
Merger Sub Common Stock	98
Nasdaq	13
National Labor Relations Act	98
New Certificate	5
New Plans	73
NHBD	13
Notice Period	69
Old Certificate	98
Option	98
Options	98
OREO	98
Patient Protection and Affordable Care Act	98
Permitted Actions	58
Permitted Liens	31
Person	98
Personal Data	18
Phase I Assessment	61
Phase II Assessment	78
Plan of Bank Merger	98
Privacy Laws	98
Privacy Obligations	99
Process	99
Processing	99

Registration Statement	34
Regulatory Approval	13
Release	99
Representatives	67, 99
Requisite Buyer Shareholder Approval	38
Requisite Company Shareholder Approval	13
Sarbanes-Oxley Act	15
Scheduled Company PRSUs	9
SEC	99
Securities Act	99
Security Breach	34
Subsidiary	99
Superior Proposal Notice	70
Surviving Entity	1, 99
Takeover Restrictions	34
Tax	100
Tax Returns	100
Taxes	100
Taxing Authority	100
Termination Fee	85
The date hereof	100
Transition Period	73
Treasury Regulations	100
Truth in Lending Act	100
USA PATRIOT Act	100
Voting Agreement	1, 100
VWAP	90
Willful Breach	100

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of September 19, 2023, is by and among Eastern Bankshares, Inc. (“Buyer”), Citadel MS 2023, Inc., a wholly owned subsidiary of Buyer (“Merger Sub”), Eastern Bank, a wholly owned subsidiary of Buyer (“Buyer Bank”), Cambridge Bancorp (“Company”), and Cambridge Trust Company, a wholly owned subsidiary of Company (“Company Bank”). Any capitalized term used in this Agreement and not otherwise defined has the meaning set forth in Article IX.

BACKGROUND STATEMENTS

A. The boards of directors of Buyer, Buyer Bank, Company, Company Bank and Merger Sub have each (i) determined that this Agreement and the business combination and related transactions it contemplates are in the best interests of their respective entities and shareholders; and (ii) approved this Agreement;

B. In accordance with the terms of this Agreement, (i) Merger Sub will merge with and into the Company (the “Merger”), so that the Company is the surviving entity in the Merger (hereinafter sometimes referred to in such capacity as the “Interim Surviving Entity”), (ii) as soon as reasonably practicable following the Merger and as part of a single integrated transaction for purposes of the Code, the Interim Surviving Entity will merge with and into Buyer (the “Holdco Merger”), so that Buyer is the surviving entity in the Holdco Merger (hereinafter sometimes referred to in such capacity as the “Surviving Entity”), and (iii) following the Holdco Merger, at a time selected by Buyer, the Company Bank will merge with and into Buyer Bank, with Buyer Bank the surviving entity (the “Bank Merger”);

C. As a material inducement to Buyer, Buyer Bank and Merger Sub to enter into this Agreement, each member of the board of directors and each Executive Officer of Company has entered into a voting agreement with Buyer dated as of this date (a “Voting Agreement”), substantially in the form attached as Exhibit A, pursuant to which each has agreed to vote all shares of Company Common Stock he or she owns in favor of the approval of this Agreement and the transactions it contemplates;

D. The parties intend that the Merger and the Holdco Merger, taken together, shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code and relevant Treasury Regulations, and that this Agreement shall constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and relevant Treasury Regulations; and

E. The parties desire to make certain representations, warranties, and agreements and prescribe certain conditions in connection with the transactions described in this Agreement.

In consideration of the mutual promises in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which is acknowledged, the parties agree as follows:

ARTICLE I

THE TRANSACTIONS

Section 1.01 The Transactions.

(a) The Merger. Subject to the terms and conditions of this Agreement, at the Effective Time, Merger Sub shall merge with and into the Company in accordance with the Massachusetts Business Corporation Act, as amended (the “MBCA”), applicable regulatory requirements, and other applicable

Laws. Upon consummation of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall survive and continue to exist as a corporation incorporated under the MBCA. Company, as the surviving entity in the Merger, is sometimes referred to in this Agreement as the “Interim Surviving Entity”.

(b) The Holdco Merger. Subject to the terms and conditions of this Agreement, as soon as reasonably practicable following the Merger and as part of a single integrated transaction for purposes of the Code, Buyer shall cause the Interim Surviving Entity to be, and the Interim Surviving Entity shall be, merged with and into Buyer in accordance with the MBCA. Upon consummation of the Holdco Merger, the separate corporate existence of the Interim Surviving Entity shall cease and Buyer shall survive and continue to exist as a corporation incorporated under the MBCA. Buyer, as the surviving entity in the Holdco Merger, is sometimes referred to in this Agreement as the “Surviving Entity”. To the extent necessary, Buyer and the Interim Surviving Entity shall enter into a separate agreement and plan of merger to effect the Holdco Merger.

(c) The Bank Merger. Buyer, Buyer Bank, Company and Company Bank agree to take all action necessary and appropriate, including (i) causing Buyer Bank and Company Bank to enter into an appropriate Plan of Bank Merger and (ii) Buyer and Company approving the Plan of Bank Merger and the Bank Merger as the sole shareholder of Buyer Bank and Company Bank, respectively, to cause Company Bank to merge with Buyer Bank in accordance with applicable Laws and the terms of the Plan of Bank Merger at such time following the Holdco Merger Effective Time as Buyer may select.

Section 1.02 Closing. Unless otherwise mutually agreed to by the parties, the closing of the Merger (the “Closing”) shall take place by electronic (PDF), facsimile, or overnight courier exchange of executed documents or at the offices of Nutter, McClennen & Fish, LLP, 155 Seaport Boulevard, Boston, MA 02110, on a date (the “Closing Date”) not more than three (3) Business Days following the last to occur of the receipt of all necessary regulatory and governmental approvals and consents and the expiration of all statutory waiting periods and the satisfaction or waiver of all of the conditions to the consummation of the Merger specified in Article VI of this Agreement (other than the delivery of certificates, opinions and other instruments and documents to be delivered at Closing) (the “Approval Date”). Notwithstanding the foregoing, Company agrees that, in the event the Closing Date would otherwise occur before the last Business Day of a month, Buyer may elect to defer the Closing to the last Business Day of that month, with an Effective Time as of 12:01 a.m. on the first day of the next following month. At the Closing, there shall be delivered to Buyer and Company the certificates and other documents required to be delivered under Article VI of this Agreement.

Section 1.03 Effective Times.

(a) Effective Time. Subject to the terms and conditions of this Agreement, Buyer, Merger Sub and Company shall make all such filings as may be required to consummate the Merger by applicable Laws. The Merger shall become effective as set forth in the articles of merger related to the Merger (the “Articles of Merger”) that shall be filed with the Secretary of the Commonwealth of Massachusetts on the Closing Date. The “Effective Time” of the Merger shall be the date and time when the Merger becomes effective as set forth in the Articles of Merger.

(b) Holdco Merger Effective Time. Subject to the terms and conditions of this Agreement, Buyer, Merger Sub and Company shall make all such filings as may be required to consummate the Holdco Merger by applicable Laws. The Holdco Merger shall become effective as set forth in the articles of merger related to the Holdco Merger (the “Articles of Holdco Merger”) that shall be filed with the Secretary of the Commonwealth of Massachusetts on the Closing Date. The “Holdco Merger Effective Time” of the Holdco Merger shall be the date and time when the Holdco Merger becomes effective as set forth in the Articles of Holdco Merger.

Section 1.04 Organizational Documents.

(a) Articles of Organization and Bylaws of the Interim Surviving Entity. At the Effective Time, the Articles of Organization and Bylaws of the Interim Surviving Entity shall be amended and restated to be the Articles of Organization and Bylaws of Merger Sub as in effect immediately prior to the Effective Time, except that all references to the name of Merger Sub shall be replaced by “Cambridge Bancorp”.

(b) Articles of Organization and Bylaws of the Surviving Entity. At the Holdco Merger Effective Time, the Articles of Organization and Bylaws of Buyer as in effect immediately prior to the Holdco Merger Effective Time, shall be the Articles of Organization and Bylaws of the Surviving Entity until thereafter amended in accordance with applicable Law.

Section 1.05 Directors and Officers.

(a) Directors and Officers of the Interim Surviving Entity. At the Effective Time, the members of the board of directors and the officers of Merger Sub as of immediately prior to the Effective Time shall, at and after the Effective Time, be the members of the board of directors and the officers, respectively, of the Interim Surviving Entity, and each such individual shall hold office until his or her successor is elected and qualified or until their respective earlier death, resignation or removal from office.

(b) Directors and Officers of the Surviving Entity. At the Holdco Merger Effective Time, the members of the board of directors and the officers of Buyer as of immediately prior to the Holdco Merger Effective Time and the directors appointed pursuant to Section 6.18 to begin serving as of the Effective Time, shall, at and after the Holdco Merger Effective Time, be the members of the board of directors and the officers, respectively, of the Surviving Entity, such individuals to serve in such capacities until such time as their respective successors shall have been duly elected or appointed and qualified or until their respective earlier death, resignation or removal from office.

Section 1.06 Tax Consequences. It is intended that the Merger and the Holdco Merger, taken together, shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code and relevant Treasury Regulations, and that this Agreement shall constitute, and is adopted as, a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and relevant Treasury Regulations. From and after the date of this Agreement and until the Closing, each party shall use its reasonable best efforts to cause the Merger and the Holdco Merger, taken together, and the Bank Merger each to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and shall refrain from taking or failing to take any action that could reasonably be expected to cause the Merger and the Holdco Merger, taken together, and the Bank Merger each to fail to so qualify.

Section 1.07 Additional Actions. If, at any time after the Effective Time, Buyer shall consider or be advised that any further deeds, documents, assignments, or assurances in Law or any other acts are necessary or desirable to (i) vest, perfect or confirm, of record or otherwise, in Buyer its right, title or interest in, to or under any of the rights, properties, or assets of Company or any Company Subsidiary, or (ii) otherwise carry out the purposes of this Agreement, Company and its officers and members of its board of directors shall be deemed to have granted to Buyer an irrevocable power of attorney to execute and deliver all deeds, assignments, documents, or assurances in Law and to perform any other acts as are necessary or desirable to (a) vest, perfect, or confirm, of record or otherwise, in Buyer its right, title or interest in, to or under any of the rights, properties, or assets of Company or (b) otherwise carry out the purposes of this Agreement, and the officers and the members of the board of directors of Buyer are authorized in the name of Company or otherwise to take any and all additional actions they deem necessary or advisable.

Section 1.08 Absence of Control. It is the intent of the parties to this Agreement that Buyer or Merger Sub, by reason of this Agreement, shall not be deemed (until consummation of the transactions contemplated herein) to control, directly or indirectly, Company or Company Bank and shall not exercise or be deemed to exercise, directly or indirectly, a controlling influence over the management or policies of Company or Company Bank.

ARTICLE II

MERGER CONSIDERATION; EXCHANGE PROCEDURES

Section 2.01 Merger Consideration; Effects on Capital Stock of the Merger. Subject to the provisions of this Agreement, automatically by virtue of the Merger and without any action on the part of Buyer, Merger Sub, Company or any shareholder of Company:

(a) Each share of Buyer Common Stock that is issued and outstanding immediately prior to the Effective Time shall remain outstanding following the Effective Time and shall be unchanged by the Merger.

(b) Each share of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time shall at the Effective Time be converted into and become one share of common stock, no par value, of the Interim Surviving Entity.

(c) Each share of Company Common Stock (i) held as treasury stock or (ii) owned directly by Buyer (other than, in the case of clause (ii), shares in trust accounts, managed accounts and the like for the benefit of customers or shares held in satisfaction of a debt previously contracted) shall be cancelled and retired immediately prior to the Effective Time without any conversion, and no payment shall be made with respect to them.

(d) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares described in Section 2.01(c) above and Company Restricted Shares described in Section 2.07(c) below) shall become and be converted into, as provided in and subject to the limitations set forth in this Agreement, the right to receive 4.956 shares (the “Exchange Ratio”) of Buyer Common Stock (the “Consideration”). The Consideration and any cash in lieu of fractional shares paid pursuant to Section 2.04 are sometimes referred to collectively as the “Merger Consideration.”

Section 2.02 Effects on Capital Stock of the Holdco Merger. Subject to the provisions of this Agreement, automatically by virtue of the Holdco Merger and without any action on the part of Buyer, Merger Sub, Company or any shareholder of Company:

(a) Each share of Buyer Common Stock that is issued and outstanding immediately prior to the Holdco Merger Effective Time, including the shares of Buyer Common Stock issued as part of the Consideration pursuant to Section 2.01(d), shall remain outstanding following the Holdco Merger Effective Time and shall be unchanged by the Holdco Merger.

(b) Each share of common stock, no par value, of the Interim Surviving Entity, in each case that is issued and outstanding immediately prior to the Holdco Merger Effective Time, shall, at the Holdco Merger Effective Time, solely by virtue and as a result of the Holdco Merger and without any action on the part of any holder thereof, automatically be cancelled and retired for no consideration and shall cease to exist.

Section 2.03 Rights as Shareholders; Stock Transfers. All shares of Company Common Stock, if and when converted as provided in Section 2.01(d), shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each Old Certificate previously evidencing them shall represent only the right to receive for each share of Company Common Stock, the Merger Consideration. After the Effective Time, there shall be no transfers on the stock transfer books of Company of shares of Company Common Stock.

Section 2.04 Fractional Shares. Notwithstanding any other provision of this Agreement, no fractional shares of Buyer Common Stock will be issued in the Merger. Buyer shall instead pay to each holder of a fractional share of Buyer Common Stock an amount of cash (without interest) determined by multiplying (A) the fractional share interest to which such holder would otherwise be entitled (after taking into account all shares of Company Common Stock held by such holder immediately prior to the Effective Time and rounded to the nearest one-thousandth when expressed in decimal form) by (B) the Buyer VWAP for the five (5) consecutive trading days ending on the fifth trading day immediately preceding the Closing Date, rounded up to the nearest whole cent as provided by Bloomberg L.P. The parties acknowledge that payment of such cash consideration in lieu of issuing fractional shares is not separately bargained-for consideration, but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience that would otherwise be caused by the issuance of fractional shares.

Section 2.05 Exchange Procedures.

(a) Prior to the Closing, for the benefit of the holders of Old Certificates, (i) Buyer shall cause to be delivered to the Exchange Agent, for exchange in accordance with this Article II, a statement or other evidence of shares in book entry form or, at Buyer’s option, stock certificates, representing shares of Buyer Common Stock to be issued pursuant to Section 2.01(d) (each such evidence of book entry ownership or stock certificate, a “New Certificate”) and (ii) Buyer shall deliver, or shall cause to be delivered, to the Exchange Agent cash equal to the estimated amount of cash to be paid in lieu of fractional shares of Buyer Common Stock (that cash and the Consideration, being referred to as the “Exchange Fund”).

(b) As promptly as practicable, but in any event no later than five (5) Business Days following the Effective Time, and provided that Company has delivered, or caused to be delivered, to the Exchange Agent prior to the Closing all information that is necessary for the Exchange Agent to perform its obligations, the Exchange Agent shall mail to each holder of record of an Old Certificate or Old Certificates who has not previously surrendered their Old Certificate or Old Certificates, a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Old Certificates shall pass, only upon delivery of the Old Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Old Certificates in exchange for the Merger Consideration as provided for in this Agreement. Upon proper surrender of an Old Certificate for exchange and cancellation to the Exchange Agent, together with a properly completed letter of transmittal, duly executed, the holder of the Old Certificate shall be entitled to receive in exchange, as applicable, (i) a New Certificate representing that number of shares of Buyer Common Stock to which the former holder of Company Common Stock shall have become entitled pursuant to this Agreement, and/or (ii) a check representing the amount of cash (if any) payable in lieu of a fractional share of Buyer Common Stock which the former holder has the right to receive in respect of the Old Certificate surrendered pursuant to this Agreement, and the Old Certificate so surrendered shall be cancelled. Until surrendered as contemplated by this Section 2.05(b), each Old Certificate (other than Old Certificates representing shares described in Section 2.01(c))

shall be deemed at any time after the Effective Time to represent only the right to receive upon surrender the Merger Consideration as provided for in this Agreement and any unpaid dividends and distributions as provided in paragraph (c) of this Section 2.05 and any unpaid dividend with respect to the Company Common Stock with a record date that is prior to the Effective Time. No interest shall be paid or accrued on any cash in lieu of fractional shares or on any unpaid dividends and distributions payable to holders of Old Certificates. For shares of Company Common Stock held in book entry form, Buyer shall establish procedures for delivery which shall be reasonably acceptable to Company.

(c) No dividends or other distributions with a record date after the Effective Time with respect to Buyer Common Stock shall be paid to the holder of any unsurrendered Old Certificate until the holder shall surrender his or her Old Certificate in accordance with this Section 2.05. After the surrender of an Old Certificate in accordance with this Section 2.05, the record holder shall be entitled to receive any dividends or other distributions, without any interest, which had become payable with respect to shares of Buyer Common Stock represented by the Old Certificate. None of Buyer, Company or the Exchange Agent shall be liable to any Person in respect of any shares of Company Common Stock (or dividends or distributions with respect to them) or cash from the Exchange Fund delivered, as required by Law, to a public official pursuant to any applicable abandoned property, escheat, or similar Law.

(d) The Exchange Agent and Buyer, as the case may be, shall not be obligated to deliver cash and a New Certificate or New Certificates representing shares of Buyer Common Stock to which a holder of Company Common Stock would otherwise be entitled as a result of the Merger until such holder surrenders the Old Certificate or Old Certificates representing the shares of Company Common Stock for exchange as provided in this Section 2.05, or an appropriate affidavit of loss and indemnity agreement and a bond in such amount as shall be required in each case by Buyer (but not more than the amount required under Buyer’s contract with its transfer agent). If any New Certificates evidencing shares of Buyer Common Stock are to be issued in a name other than that in which the Old Certificate evidencing Company Common Stock surrendered in exchange is registered, it shall be a condition of the issuance that the Old Certificate so surrendered shall be properly endorsed or accompanied by an executed form of assignment separate from the Old Certificate and otherwise in proper form for transfer, and that the Person requesting the exchange pay to the Exchange Agent any transfer or other recordation Tax required by reason of the issuance of a New Certificate for shares of Buyer Common Stock in any name other than that of the registered holder of the Old Certificate surrendered or otherwise establish to the satisfaction of the Exchange Agent that any Tax has been paid or is not payable.

(e) Any portion of the Exchange Fund that remains unclaimed by the shareholders of Company for twelve (12) months after the Effective Time (as well as any interest or proceeds from any investment of the Exchange Fund) shall be delivered by the Exchange Agent to Buyer. Any shareholder of Company who has not complied with Section 2.05(b) shall thereafter look only to the Surviving Entity for the Merger Consideration deliverable in respect of each share of Company Common Stock the shareholder holds as determined pursuant to this Agreement, in each case without any interest. If outstanding Old Certificates for shares of Company Common Stock are not surrendered or the payment for them is not claimed prior to the date on which such shares of Buyer Common Stock or cash would otherwise escheat to or become the property of any governmental unit or agency, the unclaimed items shall, to the extent permitted by abandoned property and any other applicable Law, become the property of Buyer (and to the extent not in its possession shall be delivered to it), free and clear of all claims or interest of any Person previously entitled to the property. Neither the Exchange Agent nor any party to this Agreement shall be liable to any holder of shares of Company Common Stock represented by any Old Certificate for any consideration paid to a public official pursuant to applicable abandoned property, escheat, or similar Laws. Buyer and the Exchange Agent shall be entitled to rely upon the stock transfer books of Company to establish the identity of those Persons entitled to receive the Merger Consideration specified in this Agreement, which books shall be deemed conclusive. In the event of a dispute with respect to ownership of any shares of Company Common Stock represented by any Old Certificate, Buyer and the Exchange Agent shall be entitled to tender to the custody of any court of competent jurisdiction any Merger Consideration represented by the Old Certificate and file legal proceedings interpleading all parties to such dispute, and will thereafter be relieved with respect to any claim with respect to such Merger Consideration.

(f) Buyer (through the Exchange Agent, if applicable) and any other applicable withholding agent shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock any amounts as Buyer (or any other applicable withholding agent) is required to deduct and withhold under applicable Law. Any amounts so deducted and withheld shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock for whom the deduction and withholding was made by Buyer (or any other applicable withholding agent).

(g) If an Old Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Old Certificate to be lost, stolen or destroyed and, if required by Buyer or the Exchange Agent, the posting by such person of a bond in such amount as Buyer or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Old Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Old Certificate the shares of Buyer Common Stock and any cash in lieu of fractional shares, and dividends or distributions, deliverable in respect thereof pursuant to this Agreement.

Section 2.06 Anti-Dilution Provisions. In the event Buyer changes (or establishes a record date for changing) the number of, or provides for the exchange of, shares of Buyer Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, reverse stock split, stock dividend, recapitalization, reclassification, or similar transaction with respect to the outstanding Buyer Common Stock, the Exchange Ratio shall be proportionately and appropriately adjusted so as to provide the holders of the Company Common Stock the same economic benefit as contemplated by this Agreement prior to that event; provided that, for the avoidance of doubt, no adjustment shall be made with regard to Buyer Common Stock if (i) Buyer issues additional shares of Buyer Common Stock and receives consideration for such shares (including, without limitation, upon the exercise of outstanding stock options or other equity awards) or (ii) Buyer issues employee or director stock grants or similar equity awards pursuant to a Buyer Benefit Plan.

Section 2.07 Treatment of Company Equity Awards.

(a) Restricted Stock Unit Awards. As of the Effective Time, each then-outstanding Company RSU will, automatically and without any action on the part of the holder thereof, be assumed and converted into a Buyer RSU denominated in shares of Buyer Common Stock, with the number of shares of Buyer Common Stock subject to such Buyer RSU equal to the product (rounded up to the nearest whole number) of (i) the number of shares of Company Common Stock subject to such Company RSU as of immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio; provided, that each Buyer RSU received pursuant to this Section 2.07(a) shall be subject to (1) the same termination terms, deferral elections and other terms and restrictions as the applicable Company RSU was subject to immediately prior to the Effective Time and (2) the same vesting schedule to which such Company RSU was subject immediately prior to the Effective Time. Within five (5) Business Days following the Effective Time, Buyer shall mail (or caused to be mailed) to each holder of record of a Company RSU outstanding immediately prior to the Effective Time a statement or other evidence showing the terms of the Buyer RSU into which such Company RSU was converted as of the Effective Time pursuant to this Section 2.07(a). For the avoidance of doubt, Buyer shall also confirm in the statement delivered pursuant to this Section 2.07(a) that each Buyer RSU shall have the same entitlement to receive on each vesting date of Buyer RSU a payment, in cash or shares of Buyer Common Stock at Buyer’s election, equal to the cumulative dollar amount of dividends the holder would have received with respect to the portion of the Buyer RSUs then vesting if the holder had been the actual record owner of the underlying Company Common Stock and, after the Effective Time, Buyer Common Stock on each dividend record date from the grant date to such vesting date.

(b) Performance Share Unit Awards.

(i) As of the Effective Time, each then-outstanding Company PRSU granted in 2021 (the “2021 Company PRSUs”), to the extent not yet vested and settled, will, automatically and without any action on the part of the holder thereof, be assumed and converted into a Buyer PRSU denominated in shares of Buyer Common Stock, with the number of shares of Buyer Common Stock subject to such Buyer PRSU equal to the product (rounded up to the nearest whole number) of (i) the target number of shares of Company Common Stock specified for such 2021 Company PRSU, multiplied by (ii) the Exchange Ratio; provided, that each Buyer PRSU received pursuant to this Section 2.07(b)(i) shall be subject to (1) the same termination terms, deferral elections and other terms and restrictions as the applicable 2021 Company PRSU was subject to immediately prior to the Effective Time and (2) the same vesting schedule and performance metrics to which such 2021 Company PRSU was subject immediately prior to the Effective Time. Within five (5) Business Days following the Effective Time, Buyer shall mail (or caused to be mailed) to each holder of record of a 2021 Company PRSU outstanding immediately prior to the Effective Time a statement or other evidence showing the terms of the Buyer PRSU into which such 2021 Company PRSU was converted pursuant to this Section 2.07(b)(i). For the avoidance of doubt, Buyer shall also confirm in the statement delivered pursuant to this Section 2.07(b)(i) that each such Buyer PRSU shall have the same entitlement to receive on the vesting date of the Buyer PRSU a payment, in cash or shares of Buyer Common Stock at Buyer’s election, equal to the cumulative dollar amount of dividends the holder would have received with respect to the 2021 Company PRSUs if the holder had been the actual record owner of the underlying Company Common Stock on each dividend record date from the grant date through the Effective Time. As soon as practicable after the Effective Time or, if later, the calculation of the applicable performance metrics for the three-year period ending December 31, 2023 compared to the relevant index, Buyer shall settle the Buyer PRSUs in accordance with their terms.

(ii) Except as otherwise provided in Section 2.07(b)(iii), as of the Effective Time, each then-outstanding Company PRSU granted in 2022 or 2023 (the “2022-2023 Company PRSUs”) will, automatically and without any action on the part of the holder thereof, be assumed and converted into a Buyer PRSU denominated in shares of Buyer Common Stock, with the number of shares of Buyer Common Stock subject to such Buyer PRSU equal to the product (rounded up to the nearest whole number) of (i) the target number of shares of Company Common Stock specified for such 2022-2023 Company PRSU, multiplied by (ii) the Exchange Ratio; provided, that each Buyer PRSU received pursuant to this Section 2.07(b)(ii) shall be subject to (1) the same termination terms, deferral elections and other terms and restrictions as the applicable 2022-2023 Company PRSU was subject to immediately prior to the Effective Time and (2) the same vesting schedule and performance metrics to which such 2022-2023 Company PRSU was subject immediately prior to the Effective Time. As soon as practicable after the Effective Time, Buyer shall offer to each holder of such Buyer PRSU the opportunity to exchange such Buyer PRSU for a Buyer RSU either (i) with respect to a number of shares of Buyer Common Stock equal to the number of shares of Buyer Common Stock subject to such Buyer PRSU as of the Effective Time, provided, that such Buyer RSU shall be subject to (1) the same termination terms, deferral elections and other terms and restrictions as the applicable Buyer PRSU was subject to as of the Effective Time (excluding the performance conditions), (2) shall have the same settlement date as the Buyer PRSU that it replaces and (3) shall not have any dividend equivalent rights with respect thereto or (ii) with respect to a number of shares of Buyer Common Stock determined based on measurement of actual performance through the Effective Time, provided, that such Buyer RSU shall be subject to (1) the same termination terms, deferral elections and other terms and restrictions as the applicable Buyer PRSU was subject to as of the Effective Time (excluding the performance conditions), (2) shall have the same settlement date as the Buyer PRSU that it replaces and (3) shall have the same entitlement to receive on the vesting date of the Buyer RSU a payment, in cash or shares of Buyer Common Stock at Buyer’s election, equal to the cumulative dollar amount of dividends the holder would have received with respect to the 2022-2023 Company PRSUs if the holder had been the actual record owner of the underlying Company Common Stock on each dividend record date from the grant date through the Effective Time. Within five (5) Business Days following the Effective Time, Buyer shall mail (or cause to be mailed) to each holder of record of a 2022-2023 Company PRSU a statement or other evidence showing the number of Buyer PRSUs into which such Company PRSU was converted as of the Effective Time pursuant to this Section 2.07(b)(i).

(iii) Notwithstanding Section 2.07(b)(i) or Section 2.07(b)(i), with respect to each outstanding Company PRSU set forth on Company Disclosure Schedule 2.07(b)(iii) (the “Scheduled Company PRSUs”), as of the Effective Time, each then-outstanding Scheduled Company PRSU will, automatically and without any action on the part of the holder thereof, be assumed and converted into a Buyer PRSU denominated in shares of Buyer Common Stock, with the number of shares of Buyer Common Stock subject to such Buyer PRSU equal to the product (rounded up to the nearest whole number) of (i) the target number of shares of Company Common Stock specified for such Company PRSU, multiplied by (ii) the Exchange Ratio; provided, that each Buyer PRSU received pursuant to this Section 2.07(b)(iii) shall be subject to (1) the same termination terms, deferral elections and other terms and restrictions as the applicable Scheduled Company PRSU was subject to immediately prior to the Effective Time and (2) the same vesting schedule and performance metrics to which such Scheduled Company PRSU was subject immediately prior to the Effective Time. Within five (5) Business Days following the Effective Time, Buyer shall mail (or cause to be mailed) to each holder of record of a Scheduled Company PRSU outstanding immediately prior to the Effective Time a statement or other evidence showing the terms of the Buyer PRSU into which such Scheduled Company PRSU was converted pursuant to this Section 2.07(b)(iii). For the avoidance of doubt, Buyer shall also confirm in the statement delivered pursuant to this Section 2.07(b)(iii) that each Scheduled Company PRSU shall have the same entitlement to receive, upon settlement of the Buyer PRSU, a payment, in cash or shares of Buyer Common Stock at Buyer’s election, equal to the cumulative dollar amount of dividends the holder would have received if the holder had been the actual record owner of the underlying Company Common Stock or, after the Effective Time, Buyer Common Stock on each dividend record date from the grant date to the settlement date.

(c) Restricted Share Awards. As of the Effective Time, each Company Restricted Share Award (“Company RSA”) outstanding immediately prior to the Effective Time, whether vested or unvested, will, automatically and without any action on the part of the holder thereof, be assumed and converted into a Buyer Restricted Stock Award (each, a “Buyer RSA”) denominated in shares of Buyer Common Stock, with the number of shares of Buyer Common Stock equal to the product (rounded up to the nearest whole number) of (i) the number of shares of Company Common Stock subject to such Company RSA as of immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio; provided, that each Buyer RSA received pursuant to this Section 2.07(c) shall be subject to (1) the same termination terms and other restrictions as the applicable Company RSA was subject to immediately prior to the Effective Time and (2) the same vesting schedule to which such Company RSA was subject immediately prior to the Effective Time. Within five (5) Business Days following the Effective Time, Buyer shall mail to each holder of record of a Company RSA outstanding immediately prior to the Effective Time a statement or other evidence showing the terms of the Buyer RSA into which such Company RSA was converted as of the Effective Time pursuant to this Section 2.07(c).

(d) Company Adoption of Resolutions. At or prior to the Effective Time, Company, the board of directors of Company or the compensation committee of the board of directors of Company, as applicable, shall adopt any resolutions and take any actions that are necessary or appropriate to effectuate the provisions of this Section 2.07; provided, in no event shall Company or its Subsidiaries be required to seek or obtain consent from any holder pursuant to Section 2.07(b)(ii).

(e) Buyer Corporate Actions. If any of the Company Equity Awards is not settled at the Effective Time and converted into shares of Buyer Common Stock, Buyer shall take all corporate actions that are necessary for the treatment of the Company Equity Awards pursuant to Section 2.07(a), (b), and (c), including (i) the board of directors of Buyer or the compensation committee of the board of directors of Buyer, as applicable, adopting any resolutions and taking any actions that are necessary or appropriate to effectuate the provisions of this Section 2.07 and (ii) the reservation, issuance and listing of Buyer Common Stock as necessary to effect the transactions contemplated by this Section 2.07, and in that case, Buyer shall file with the SEC a post-effective amendment to the Registration Statement or a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the shares of Buyer Common Stock underlying the Buyer RSUs issued as contemplated by this Section 2.07, and shall maintain the effectiveness of such registration statement for so long as such Buyer RSUs remain outstanding and such registration of shares of Buyer Common Stock issuable thereunder continues to be required.

Section 2.08 No Dissenters’ Rights. Consistent with the relevant provisions of the MBCA and Company’s Articles of Organization, no shareholder of Company shall have appraisal rights with respect to the Merger.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF COMPANY

Section 3.01 Making of Representations and Warranties.

(a) Concurrently with the execution of this Agreement, Company has delivered to Buyer a schedule (the “Company Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision of this Agreement or as an exception to one or more representations or warranties contained in Article III or to one or more of its covenants contained in Article V; provided, however, that the mere inclusion of an item on the Company Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Company that such item represents a material exception or fact, event or circumstance or that the item disclosed is or would reasonably be expected to have a Material Adverse Effect with respect to Company.

(b) Except (i) as set forth on the Company Disclosure Schedule; provided that any disclosures made with respect to a section of this Article III shall be deemed only to qualify (1) any other section of this Article III specifically referenced or cross-referenced and (2) other sections of this Article III to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections, or (ii) as disclosed in any reports, forms, schedules, registration statements and other documents publicly filed by Company with the SEC since December 31, 2022 and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), Company and Company Bank represent and warrant as follows:

Section 3.02 Organization, Standing and Authority.

(a) Company is a Massachusetts corporation duly organized, validly existing, and in good standing under the Laws of the Commonwealth of Massachusetts and is duly registered with the FRB as a bank holding company under the BHC Act and meets the applicable requirements for qualification as a bank holding company under the BHC Act and the regulations of the FRB. Company has full corporate power and authority to carry on its business as now conducted. Company is duly licensed or qualified to do business in each foreign jurisdiction where its ownership or leasing of property or the conduct of its business requires such qualification, except for those jurisdictions where failure to be so licensed or qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. A complete and accurate list of all such jurisdictions, as applicable, is set forth on Company Disclosure Schedule 3.02.

(b) Company Bank is a Massachusetts chartered trust company duly organized, validly existing, and in good standing under the Laws of the Commonwealth of Massachusetts. Company Bank’s deposits are insured by the FDIC in the manner and to the full extent permitted by law, and all premiums and assessments required to be paid to the FDIC have been paid by Company Bank when due. Company Bank is a member in good standing of the FHLB.

Section 3.03 Capital Stock. The authorized capital stock of Company consists of 10,000,000 shares of Company Common Stock. As of the date of this Agreement, there were (i) 7,846,041 shares of Company Common Stock outstanding (including shares held in the Company ESOP and 39,434 Company Restricted Shares), (ii) no shares reserved for issuance under any Option, (iii) no shares held in treasury, (iv) no shares held by Company Subsidiaries, and (v) 148,129 shares reserved for future issuance pursuant to the Company Stock Plan. The outstanding shares of Company Common Stock have been duly authorized and are validly issued and are fully paid and non-assessable. Company Disclosure Schedule 3.03 sets forth, as of the date of this Agreement, the name of each holder of an unvested Company RSU, Company PRSU or Company Restricted Share under the Company Stock Plan, identifying (i) the type of the award, (ii) the aggregate amount of unvested restricted stock awards, (iii) the number of shares of Company Common Stock subject to each award, and (iv) the grant date and vesting schedule. There are no options, warrants or other similar rights, convertible or exchangeable securities, “phantom stock” rights, stock appreciation rights, stock based performance units, agreements, arrangements, commitments or understandings to which Company is a party, whether or not in writing, of any character relating to the issued or unissued capital stock or other securities of Company or any of Company’s Subsidiaries or obligating Company or any of Company’s Subsidiaries to issue (whether upon conversion, exchange or otherwise) or sell any share of capital stock of, or other equity interests in or other securities of, Company or any of Company’s Subsidiaries other than those listed in Company Disclosure Schedule 3.03. Except as set forth in Company Disclosure Schedule 3.03, there are no voting trusts, shareholder agreements, proxies or other agreements in effect pursuant to which Company or any of its Subsidiaries has a contractual or other obligation with respect to the voting or transfer of Company Common Stock or other equity interests of the Company. All shares of Company Common Stock subject to issuance as set forth in this Section 3.03 or Company Disclosure Schedule 3.03 shall, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, be duly authorized, validly issued, fully paid and nonassessable. There are no obligations, contingent or otherwise, of Company or any of Company’s Subsidiaries to repurchase, redeem or otherwise acquire any shares of Company Common Stock or capital stock of any of Company’s Subsidiaries or any other securities of Company or any of Company’s Subsidiaries or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any such Subsidiary or any other entity. All of the outstanding shares of capital stock of each of Company’s Subsidiaries are duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights, and all such shares are owned by Company or another Subsidiary of Company free and clear of all security interests, liens, claims, pledges, taking actions, agreements, limitations in Company’s voting rights, charges or other encumbrances of any nature whatsoever. Neither Company nor any of its Subsidiaries has any trust capital securities or other similar securities outstanding. No bonds, debentures, notes or other indebtedness issued by Company or any of its Subsidiaries (i) having the right to vote on any matters on which shareholders of Company may vote (or which is convertible into, or exchangeable for, securities having such right), or (ii) the value of which is directly based upon or derived from the capital stock, voting securities or other ownership interests of Company, are issued or outstanding.

Section 3.04 Subsidiaries.

(a) (i) Company Disclosure Schedule 3.04(a) sets forth a complete and accurate list of all of Company’s Subsidiaries, including the jurisdiction of organization of each Subsidiary, (ii) Company owns, directly or indirectly, all of the issued and outstanding equity securities of each Subsidiary, (iii) no equity securities of any of Company’s Subsidiaries are or may become required to be issued (other than to Company) by reason of any contractual right, preemptive right, or otherwise, (iv) there are no contracts, commitments, understandings, or arrangements by which any of such Subsidiaries is or may be bound to sell or otherwise transfer any of its equity securities (other than to Company or a wholly-owned Subsidiary of Company), (v) there are no contracts, commitments, understandings, or arrangements relating to Company’s rights to vote or to dispose of the securities of any Subsidiary and (vi) all of the equity securities of each Subsidiary held by Company, directly or indirectly, are validly issued, fully paid and nonassessable, are not subject to preemptive or similar rights and are owned by Company free and clear of all Liens.

(b) Except as set forth in Company Disclosure Schedule 3.04(b), Company does not own (other than in a bona fide fiduciary capacity or in satisfaction of a debt previously contracted) beneficially, directly or indirectly, any equity securities or similar interests of any Person, or any interest in a partnership or joint venture of any kind.

(c) Each of Company’s Subsidiaries has been duly organized and qualified and is in good standing under the Laws of the jurisdiction of its organization and, as applicable, is duly qualified to do business and is in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except for those jurisdictions where failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. A complete and accurate list of all such jurisdictions, as applicable, is set forth on Company Disclosure Schedule 3.04(c).

Section 3.05 Corporate Power; Minute Books. Company and each of its Subsidiaries has the corporate power and authority to carry on its business as it is now being conducted and to own all its properties and assets; and each of Company and Company Bank has the corporate power and authority to execute, deliver, and perform its obligations under this Agreement and to consummate the contemplated transactions, subject to receipt of all necessary approvals of Governmental Authorities and the approval of Company’s shareholders of this Agreement and Company of the Plan of Bank Merger. Company has made available to Buyer complete and correct copies of the minutes of all meetings of the board of directors and each committee of the board of directors of Company and the board of directors and each committee of the board of directors of Company Bank held between January 1, 2021 and August 31, 2023 provided, that such minutes did not contain any discussions related to deliberations of the boards of directors of Company and Company Bank with respect to the consideration of the sale of Company to Buyer and were redacted to exclude any discussions of regulatory examination ratings or other confidential supervisory information and other merger and acquisition opportunities. The minute books of Company and Company Bank contain true, complete and accurate records of all corporate actions taken by shareholders of Company and Company Bank and the boards of directors of Company and Company Bank (including committees of such boards of directors).

Section 3.06 Corporate Authority. Company has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger have been adopted by the board of directors of Company. The board of directors of Company has directed that this Agreement be submitted to

Company’s shareholders for approval at a duly held meeting of such shareholders and has adopted a resolution to the foregoing effect. Except for the approval of this Agreement by the affirmative vote of the holders of two-thirds of the outstanding shares of Company Common Stock entitled to vote on this Agreement (the “Requisite Company Shareholder Approval”), and the adoption and approval of the Plan of Bank Merger by the board of directors of Company Bank and Company as the sole shareholder of Company Bank, no other corporate proceedings on the part of Company are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Company and Company Bank and (assuming due authorization, execution and delivery by Buyer, Buyer Bank and Merger Sub) constitutes a valid and binding obligation of Company and Company Bank, enforceable against Company and Company Bank in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar laws of general applicability relating to or affecting insured depository institutions or their parent companies or the rights of creditors generally and subject to general principles of equity (the “Enforceability Exceptions”)).

Section 3.07 Regulatory Approvals; No Defaults.

(a) No consents or approvals of, or waivers by, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by Company or any of its Subsidiaries in connection with the execution, delivery, or performance by Company of this Agreement or to consummate the contemplated transactions (including the Holdco Merger and the Bank Merger), except for (i) as applicable, filings of, applications or notices with, and consents, approvals or waivers by, or the making of satisfactory arrangements with, the FRB, the FDIC, the Massachusetts Commissioner of Banks (the “Commissioner”), the Massachusetts Housing Partnership Fund and the New Hampshire Banking Department (“NHBD”); (ii) the Requisite Company Shareholder Approval; (iii) the approval of the Bank Merger and the Plan of Bank Merger by Company, the sole shareholder of Company Bank; (iv) the filing and effectiveness of the Registration Statement with the SEC, (v) the approval of the listing on The Nasdaq Global Select Market (“Nasdaq”) of the Buyer Common Stock to be issued in the Merger (the “Buyer Share Issuance”); (vi) the filing of the Articles of Merger with the Secretary of the Commonwealth of Massachusetts and the filing of a Certificate of Consolidation with the Commissioner; and (vii) the filing of the Articles of Holdco Merger with the Secretary of the Commonwealth of Massachusetts. Each consent, approval, receipt, or waiver by the FRB, the FDIC, the Commissioner, and the NHBD and the making of satisfactory arrangements with the Massachusetts Housing Partnership Fund as referred to in clause (i) is a “Regulatory Approval.” To Company’s Knowledge as of the date of this Agreement, there is no fact or circumstance relating to Company that would reasonably be expected to result in any of the approvals set forth above and referred to in Section 6.02(b) not being received in order to permit consummation of the Merger and Holdco Merger on a timely basis.

(b) Subject to the receipt of the Requisite Company Shareholder Approval and the receipt, or the making, of the consents, approvals, waivers and filings referred to in the immediately preceding paragraph and the expiration of the related waiting periods, the execution, delivery, and performance of this Agreement by Company and Company Bank, as applicable, and the consummation of the transactions contemplated by this Agreement do not and will not (i) constitute a breach or violation of, or a default under, the Articles of Organization or Bylaws (or similar governing documents) of Company or any of its Subsidiaries or Affiliates, (ii) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Company or any of its Subsidiaries, or any of their respective properties or assets or (iii) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Company or any of its Subsidiaries or Affiliates under, any of the terms, conditions, or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, contract, agreement or other instrument or obligation to which Company or any of its Subsidiaries or Affiliates is a party, or by which they or any of their respective properties or assets may be bound or affected, except, in the case of clauses (ii) and (iii) above, for such violations, conflicts, breaches, defaults, terminations, cancellations, accelerations or creations which would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect with respect to Company.

Section 3.08 SEC Documents; Other Reports; Internal Control.

(a) Company has filed with or otherwise furnished to (as applicable) the SEC all reports, forms, schedules, registration statements and other documents required to be filed or furnished by it under the Exchange Act or the Securities Act since December 31, 2019 (the “Company Reports”), and, to the Knowledge of Company, has paid all associated fees and assessments due and payable. As of their respective dates of filing with the SEC (or, if amended or superseded by a subsequent filing, as of the date of that subsequent filing), the Company Reports complied as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC applicable to such Company Reports, including all applicable accounting requirements, and none of the Company Reports when filed with the SEC, and if amended, as of the date of the amendment, contained any untrue statement of a material fact or omitted to state a material fact required to be stated or necessary to make the statements, in light of the circumstances under which they were made, not misleading. There are no outstanding comments from, or unresolved issues raised by, the SEC, as applicable, with respect to any of the Company Reports. None of Company’s Subsidiaries is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

(b) Except as set forth in Company Disclosure Schedule 3.08(b), Company and each of its Subsidiaries have timely filed all reports, forms, schedules, registrations, statements and other documents, together with any amendments, that they were required to file since December 31, 2019 with any Governmental Authority (other than Company Reports) and have paid all fees and assessments due and payable in connection with any filings Company was required to make. Except for normal examinations conducted by a Governmental Authority in the ordinary course of the business of Company and its Subsidiaries or as set forth on Company Disclosure Schedule 3.08(b), no Governmental Authority has notified Company that it has initiated any proceeding or, to Company’s Knowledge, threatened any investigation into the business or operations of Company or any of its Subsidiaries since December 31, 2019. There is no material unresolved violation or exception by any Governmental Authority with respect to any report, form, schedule, registration statement or other document filed by, or relating to any examinations by any such Governmental Authority of, Company or any of its Subsidiaries. Company Disclosure Schedule 3.08(b) lists all examinations of Company Bank conducted by the Commissioner and the FDIC, and all examinations of Company conducted by the FRB, since December 31, 2019 and the dates of any responses thereto submitted by Company Bank and Company, respectively. Notwithstanding the foregoing, nothing in this Section 3.08(b) or this Agreement shall require Company to provide Buyer with any confidential regulatory supervisory information of Company Bank or Company.

(c) Based on its most recent evaluation prior to the date of this Agreement, Company has not had to disclose to Company’s outside auditors and the audit committee of Company’s board of directors (i) any significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting which are reasonably expected to adversely affect in any material respect Company’s ability to record, process, summarize, and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Company’s internal controls over financial reporting.

(d) The records, systems, controls, data and information of Company and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Company or its Subsidiaries or accountants (including all means of access to them), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect on the system of internal accounting controls described in the following sentence. Company and its Subsidiaries have devised and maintained and currently maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

(e) Company (i) has designed, implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Company, including the Company Subsidiaries, is made known to the chief executive officer and the chief financial officer of Company by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to Company’s outside auditors and the audit committee of Company’s board of directors (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Company’s ability to record, process, summarize and report financial information, and (B) to the Knowledge of Company, any fraud, whether or not material, that involves management or other employees who have a significant role in Company’s internal controls over financial reporting. Any such disclosure was made in writing by management to Company’s auditors and audit committee and true and complete copies of such disclosures have been made available to Buyer. To the Knowledge of Company, as of the date of this Agreement, no fact or circumstance exists that would prevent the Company’s outside auditors and its chief executive officer and chief financial officer from being able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(f) Since December 31, 2019, (x) neither Company nor any of the Company Subsidiaries, nor, to the Knowledge of Company, any director, officer, auditor, accountant or representative of Company or any of the Company Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Company or any of the Company Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Company or any of the Company Subsidiaries has engaged in questionable accounting or auditing practices, and (y) no employee of or attorney representing Company or any of the Company Subsidiaries, whether or not employed or retained by Company or any of the Company Subsidiaries, has reported evidence of a material violation of securities laws or banking laws, breach of fiduciary duty or similar violation by Company or any of the Company Subsidiaries or any of their respective officers, directors, employees or agents to the members of the board of directors of Company or any committee thereof or the board of directors or similar governing body of any Company Subsidiary or any committee thereof, or, to the Knowledge of Company, to any director or officer of Company or any Company Subsidiary.

Section 3.09 Financial Statements; Undisclosed Liabilities.

(a) The financial statements of Company (including any related notes and schedules) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be expressly disclosed in the financial statements or in the notes thereto), and fairly present, in all material respects, the consolidated financial position of Company and its Subsidiaries and the consolidated results of operations, changes in shareholders’ equity and cash flows of Company and its Subsidiaries as of the dates and for the periods shown. The books and records of Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Wolf & Company, P.C. has not resigned (or informed Company that it intends to resign) or been dismissed as independent public accountants of Company as a result of or in connection with any disagreements with Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Except for (i) those liabilities that are fully reflected or reserved for in the audited consolidated financial statements of Company included in its Annual Report filed on Form 10-K for the fiscal year ended December 31, 2022, as filed with the SEC, (ii) liabilities or obligations incurred in the ordinary course of business since December 31, 2022 in amounts consistent with past practice (including such liabilities contained in the Company Reports); (iii) liabilities that have been discharged or paid in full before the date of this Agreement; (iv) liabilities or obligations incurred directly as a result of this Agreement, or (v) liabilities set forth in Company Disclosure Schedule 3.09(b), neither Company nor any of its Subsidiaries has incurred any liability of any nature whatsoever (whether absolute, accrued or contingent or otherwise and whether due or to become due), and there is no existing condition, situation or set of circumstances that would reasonably be expected to result in such a liability, other than pursuant to or as contemplated by this Agreement, or that, either alone or when combined with all other liabilities of a type not described in clause (i) or (ii), has had, or would be reasonably expected to have, a Material Adverse Effect with respect to Company.

(c) Company has made available to Buyer a copy of Company’s Consolidated Financial Statements for Bank Holding Companies (on Form FRY 9C) as of December 31, 2022 which includes information regarding “off-balance sheet arrangements” effected by Company.

(d) To the Knowledge of Company, Wolf & Company, P.C., which has expressed its opinion with respect to the audited financial statements of Company and its Subsidiaries (including the related notes) included in the Company Reports, is and has been throughout the periods covered by such financial statements “independent” with respect to Company within the meaning of the rules of applicable bank regulatory authorities and the Public Company Accounting Oversight Board. To the Knowledge of Company as of the date of this Agreement, no fact or circumstance exists that would prevent Wolf & Company, P.C., from being able to consent to the inclusion of its opinion with respect to Company’s audited financial statements for the year ended December 31, 2022 to be incorporated by reference into the Joint Proxy Statement-Prospectus when the Registration Statement (or any amendment thereto) is filed with the SEC or to express its opinion with respect to Company’s audited financial statements for the year ending December 31, 2023 to be filed with the SEC after the Effective Time as an exhibit to Buyer’s Current Report on Form 8-K.

Section 3.10 Absence of Certain Changes or Events.

(a) Since December 31, 2022 (the “Company Balance Sheet Date”), there has not been (i) any change or development in the business, operations, assets, liabilities, condition (financial or otherwise), results of operations, cash flows, or properties of Company or any of its Subsidiaries which has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to Company, and to the Knowledge of Company, no fact or condition exists which is reasonably likely to cause a Material Adverse Effect with respect to the Company in the future, (ii) any change by Company or any of its Subsidiaries in its accounting methods, principles or practices, other than changes required or permitted by applicable Law or GAAP or regulatory accounting as concurred in by Company’s independent accountants, (iii) any declaration, setting aside or payment of any dividend or distribution in respect of any capital stock of Company or any of its Subsidiaries or any redemption, purchase or other acquisition of any of its securities, other than in the ordinary course of business consistent with past practice, (iv) any material election made by Company or any of its Subsidiaries for federal or state income tax purposes, (v) any material change in the credit policies or procedures of Company or any of its Subsidiaries, the effect of which was or is to make any such policy or procedure less restrictive, (vi) other than loans and loan commitments, investment securities, and other real estate owned in the ordinary course of business and consistent with past practice, any material acquisition or disposition of any assets or properties, or any contract for any acquisition or disposition entered into, or (vii) any material lease of real or personal property entered into, other than in connection with foreclosed property or in the ordinary course of business consistent with past practice.

(b) Except as set forth in Company Disclosure Schedule 3.10(b), since the Company Balance Sheet Date, the Company and its Subsidiaries have carried on its business in the ordinary course consistent with past practice and there has not been: (i) any entry by Company or any of its Subsidiaries into any contract or commitment of more than (A) $250,000 in the aggregate or (B) $250,000 per annum with a term of more than one year, other than borrowings, loans, loan commitments and Company Benefit Plans in the ordinary course of business, or (ii) any increase in or establishment of any bonus, severance, deferred compensation, pension, retirement, profit sharing, equity or equity-based incentive, stock purchase or other employee benefit plan, or any other increase in the compensation payable or to become payable to any directors, officers or employees of Company or any of its Subsidiaries, or any grant of severance or termination pay, or any contract or arrangement entered into to make or grant any severance or termination pay, or any payment of any bonus, unless such aforementioned actions were required by Law or Company Benefit Plan or were conducted in the ordinary course of business.

Section 3.11 Legal Proceedings.

(a) Except as set forth in Company Disclosure Schedule 3.11(a), neither Company nor any of its Subsidiaries is a party to any, and there are no pending or, to the Knowledge of Company, threatened, legal, administrative, arbitral or other proceedings, claims, demand letters, actions or governmental or regulatory investigations of any nature against Company or any of its Subsidiaries or any of their current or former directors or executive officers (in their capacity as directors or executive officers) (i) that would, individually or in the aggregate, be reasonably likely to result in a material restriction on Company or any of the Company Subsidiaries’ businesses, (ii) that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Company or (iii) challenging the validity or propriety of this Agreement or the transactions contemplated by this Agreement.

(b) There is no injunction, order, judgment, decree, or regulatory restriction imposed upon Company, any of the Company Subsidiaries or the assets of Company or any of the Company Subsidiaries (or that, upon consummation of the Merger and Holdco Merger, would apply to the Surviving Entity or any of its affiliates) that (i) would, individually or in the aggregate, be reasonably expected to result in a material restriction on Company or any of the Company Subsidiaries’ businesses or (ii) would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Company.

Section 3.12 Compliance With Laws.

(a) Except as set forth in Company Disclosure Schedule 3.12(a), Company and each of its Subsidiaries is and since December 31, 2019 has been in compliance in all material respects with all applicable federal, state, local statutes, Laws, regulations, ordinances, rules, judgments, orders or decrees or applicable to Company, and its Subsidiaries, including without limitation, all Laws related to the privacy and security of data or information that constitutes personal data, personally identifiable information, or nonpublic personal information under applicable law or regulation (such information, “Personal Data”), the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act and Mass. Gen L. ch. 167, § 14, the Fair Credit Reporting Act, the Truth in Lending Act, Regulation Z, Mass. Gen L. ch. 140D and 209 Code Mass. Regs. 32.00, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act and Mass. Gen. L. ch. 167B, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, Title V of the Gramm-Leach-Bliley Act, any and all sanctions or regulations enforced by the Office of Foreign Assets Control of the United States Department of Treasury, and any other Law relating to discriminatory lending, financing or leasing practices, consumer protection, money laundering prevention, foreign assets control, U.S. sanctions laws and regulations, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, the Flood Disaster Protection Act of 1973 and the National Flood Insurance Act of 1968 and the implementing regulations thereunder, the Coronavirus Aid, Relief, and Economic Security Act, the Dodd-Frank Act and the Economic Growth, Regulatory Relief and Consumer Protection Act. Company and each of its Subsidiaries has all material permits, licenses, authorizations, orders and approvals of, and have made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit it to own or lease their properties and to conduct their business as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to Company’s Knowledge, no suspension or cancellation of any of them is threatened.

(b) Except as set forth in Company Disclosure Schedule 3.12(b), neither Company nor any of its Subsidiaries has received, since December 31, 2019, notification or communication from any Governmental Authority (i) asserting that it is not in compliance with any of the statutes, regulations or ordinances which such Governmental Authority enforces or (ii) threatening to revoke any license, franchise, permit or governmental authorization (nor, to Company’s Knowledge, do any grounds for any of the foregoing exist).

(c) Company has not engaged in any activities permissible only for a financial holding company under Section 4(k) of the BHC Act.

Section 3.13 Material Contracts; Defaults.

(a) Other than as set forth on Company Disclosure Schedule 3.13(a), neither Company nor any of its Subsidiaries is a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral) or amendment thereto (i) with respect to the employment, engagement or other relationship of any members of the board of directors, officers, employees or consultants of the Company or any of its Subsidiaries providing 2023 annual compensation (including base salary, bonuses, equity compensation or any other form of compensation) that Company estimates in good faith will exceed $250,000 (other than at-will offer letters that can be terminated without any required payment), (ii) which would entitle any present or former board member, officer, employee, consultant or agent of Company or any of its Subsidiaries to indemnification from Company or any of its Subsidiaries, (iii) the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of the transactions contemplated by this Agreement (other than such increases or vesting contemplated by this Agreement), (iv) the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement, other than after the calculation of benefits for Company Equity Awards contemplated by Section 2.07 herein, (v) which grants any right of first refusal, right of first offer, or similar right with respect to any material assets or properties of Company and or Subsidiaries, (vi) which provides for payments to be made by Company or any of its Subsidiaries upon a change in control, (vii) which provides for the lease of personal property having a value in excess of $1,000,000, (viii) which relates to capital expenditures and involves future payments in excess of $1,000,000, (ix) which relates to the disposition or acquisition of assets or any interest in any business enterprise outside the ordinary course of Company’s business, (x) which is not terminable on sixty (60) days or less notice and involving the payment by the Company or one of its Subsidiaries of more than $1,000,000 per annum (other than Company Benefit Plans), (xi) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC promulgated under the Exchange Act); or (xii) which materially restricts the conduct of any business by Company or any of its Subsidiaries (collectively, “Company Material Contracts”). Company has previously made available to Buyer true, complete, and correct copies of each Company Material Contract.

(b) (i) Each Company Material Contract is valid and binding on Company or its applicable Subsidiary and in full force and effect, and, to the Knowledge of Company, is valid and binding on the other parties thereto, (ii) Company and each of its Subsidiaries and, to the Knowledge of Company, each of the other parties thereto, has in all material respects performed all obligations required to be performed by such party to date under each Company Material Contract to which it is a party and (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute a material breach or default on the part of Company or any of its Subsidiaries or, to the Knowledge of Company, any other party thereto, under any such Company Material Contract, except, in each case, where such invalidity, failure to be binding, failure to so perform or breach or default, individually or in the aggregate, would not have or reasonably be expected to have a Material Adverse Effect on Company. No power of attorney or similar authorization given directly or indirectly by Company is currently outstanding.

(c) Other than the consents, approvals, authorizations, notices or other actions (collectively, “Company Third Party Consents”) required under Company Material Contracts as set forth on Company Disclosure Schedule 3.13(d), no third-party consent by any Person is required in connection with the execution, delivery, and performance of this Agreement and the consummation of the transactions it contemplates.

Section 3.14 Agreements with Regulatory Agencies. Subject to Section 10.12, neither Company nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since December 31, 2019, a recipient of any supervisory letter from, or since December 31, 2019, has adopted any policies, procedures or board resolutions at the request of any Governmental Authority that currently restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Company Disclosure Schedule, a “Company Regulatory Agreement”), nor has Company or any of its Subsidiaries been advised in writing or, to the Knowledge of Company, orally, since December 31, 2019, by any Governmental Authority that it is considering issuing, initiating, ordering, or requesting any such Company Regulatory Agreement, and to the Knowledge of Company, there is no reason to believe that it is reasonably likely any Governmental Authority will issue, initiate, order, or request any such Company Regulatory Agreement prior to the Closing Date.

Section 3.15 Risk Management Instruments. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Company, all interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar Derivative Transactions and risk management arrangements, whether entered into for the account of Company or any of its Subsidiaries or for the account of a customer of Company or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Governmental Authority and with counterparties reasonably believed to be financially responsible at the time and are legal, valid and binding obligations of Company or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exceptions). Company and each of its Subsidiaries has duly performed in all material respects all of its material obligations thereunder to the extent that such obligations to perform have accrued, and, to the Knowledge of Company, there are no material breaches, violations or defaults or bona fide allegations or assertions of such by any party thereunder.

Section 3.16 Brokers. Neither Company, Company Bank nor any of its officers or members of its board of directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions, or finder’s fees in connection with any of the transactions contemplated by this Agreement, except that Company has engaged, and will pay a fee or commission to, BofA Securities, Inc. in accordance with the terms of a letter agreement between BofA Securities, Inc. and Company, a true and complete copy of which has been made available to Buyer prior to the date hereof.

Section 3.17 Employee Benefit Plans.

(a) A list of all material Company Benefit Plans as of the date of this Agreement are identified on Company Disclosure Schedule 3.17(a). For this purpose, a “Company Benefit Plan” means each benefit and compensation plans, contracts, policies, or arrangements (whether or not written) (i) covering current or former employees of Company or any of its Subsidiaries (the “Company Employees”), (ii) covering current or former members of its board of directors of Company or any of its Subsidiaries, or (iii) with respect to which Company or any Subsidiary has or may have any liability or contingent liability (including liability arising from affiliation under Section 414 of the Code or Section 4001 of ERISA) including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of ERISA (whether or not covered by ERISA), and deferred compensation, stock option, stock purchase, stock appreciation rights, stock based, incentive and bonus plans, equity based arrangements, retention, salary continuation, change in control, vacation, paid time off, insurance, split dollar life insurance, welfare and fringe-benefit, medical, dental, vision, disability, Code Section 125 cafeteria, and flexible benefits. True and complete copies of all material Company Benefit Plans have been made available to Buyer including, in each case to the extent applicable, (i) the current plan documentation, amendments thereto, the current summary plan description, and any summaries of material modifications related thereto, (ii) annual reports (Form 5500s) and all attachments thereto (including audited financial statements), if any, filed with the IRS for the last three (3) years, (iii) the most recently received IRS determination letter, if any, or pre-approved plan or advisory letter issued by the IRS, relating to any such Company Benefit Plan, (iv) the current trust agreement, insurance contract or other funding arrangement and any amendments related thereto, (v) non-discrimination testing results for the last three (3) completed plan years, (vi) actuarial valuations and reports for the last three (3) completed plan years, and (vii) all material non-routine correspondence received from or sent to any Governmental Authority in the last three (3) years.

(b) Each Company Benefit Plan has been established, administered and operated in material compliance with all applicable Laws, including ERISA, the Code and the Affordable Care Act. Each Company Benefit Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Company Pension Plan”) and which is intended to be qualified under Section 401(a) of the Code, has received a favorable determination or opinion letter from the IRS, and to Company’s Knowledge no circumstance exists that would reasonably be expected to result in revocation of any such favorable determination letter or the loss of the qualification of the Company Pension Plan under Section 401(a) of the Code. There is no pending or, to Company’s Knowledge, threatened litigation relating to the Company Benefit Plans. Neither Company nor any of its Subsidiaries has engaged in, or is aware of, a non-exempt prohibited transaction with respect to any Company Benefit Plan or Company Pension Plan that would reasonably be expected to subject Company or any of its Subsidiaries to a material tax or penalty imposed by either Section 4975 of the Code or Section 502 of ERISA.

(c) Except as set forth on Company Disclosure Schedule 3.17(c), no liability under Subtitle C or D of Title IV of ERISA has been incurred by Company or any of its Subsidiaries with respect to any ongoing, frozen or terminated “single employer plan,” within the meaning of Section 4001(a)(15) of ERISA (including any multiple employer plan as described in 29 C.F.R. Section 4001.2), currently or formerly maintained or contributed to by Company, any of its Subsidiaries or any entity which is considered one employer with Company or any of its Subsidiaries under Section 4001 of ERISA or Section 414 of the Code (an “ERISA Affiliate”). Neither Company nor any ERISA Affiliate has maintained, contributed to (or been obligated to contribute to) or had any liability (whether contingent or otherwise), at any time during the six (6)-year period ending on the Closing Date, with respect to (i) a “multiemployer plan” within the meaning of Section 3(37) of ERISA, (ii) any funded welfare benefit plan within the meaning of Section 419 of the Code, or (iii) any “multiple employer welfare arrangement” as such term is defined in Section 3(40) of ERISA.

(d) All material contributions required to be made with respect to all Company Benefit Plans have been timely made. No Company Pension Plan has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA or has otherwise failed to satisfy the minimum funding requirements of Section 412 of the Code or Sections 302 and 303 of ERISA, and none of Company or any ERISA Affiliate has an outstanding funding waiver. No Company Pension Plan is considered to be an “at-risk” plan within the meaning of Section 430 of the Code or Section 303 of ERISA.

(e) To Company’s Knowledge, other than as set forth on Company Disclosure Schedule 3.17(e), neither Company nor any of its Subsidiaries has any obligations for retiree health or life benefits under any Company Benefit Plan, other than coverage as may be required under Section 4980B of the Code or Part 6 of Title I of ERISA, or under the continuation of coverage provisions of the Laws of any state or locality.

(f) Other than as set forth on Company Disclosure Schedule 3.17(f) or as otherwise expressly provided in this Agreement, the execution of this Agreement, shareholder approval of this Agreement or consummation of any of the transactions contemplated by this Agreement will not (i) entitle any Company Employee to any increase in severance pay upon any termination of employment after the date of this Agreement under any Company Benefit Plans, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any of the Company Benefit Plans, or (iii) result in any payment under any Company Benefit Plans that would be a “parachute payment” as defined in Section 280G of the Code.

(g) No Company Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code.

(h) To Company’s Knowledge, Company and its Subsidiaries have correctly classified all individuals who directly or indirectly perform services for Company or any of its Subsidiaries for purposes of each Company Benefit Plan.

(i) Company does not maintain or contribute to, nor would reasonably be expected to otherwise incur any liability with respect to, any Company Benefit Plan subject to laws other than those of the United States.

Section 3.18 Labor Matters; Employment.

(a) Neither Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement, contract, or other agreement or understanding with a labor union or labor organization, nor is there any proceeding pending or, to Company’s Knowledge, threatened in writing, asserting that Company or any of its Subsidiaries has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel Company or any of its Subsidiaries to bargain with any labor organization as to wages or conditions of employment, nor is there any strike, work stoppage or other labor disruption or dispute involving it pending or, to Company’s Knowledge, threatened, nor, to Company’s Knowledge, is there any current activity involving its employees seeking to certify a collective bargaining unit or engaging in other organizational activity.

(b) Company and its Subsidiaries are in compliance in all material respects with, and since December 31, 2019 have complied in all material respects with, all Laws regarding employment and employment practices, terms and conditions of employment, wages and hours, plant closing notification, classification of employees and independent contractors, classification of employees as exempt or non-exempt, equitable pay practices, privacy rights, labor disputes and labor practices, employment discrimination and harassment, including sexual harassment, workers’ compensation or long-term disability policies, unemployment compensation, retaliation, immigration, family and medical leave and other leave entitlements, including sick leave, disability rights and accommodations, occupational safety and health and other Laws in respect of any reduction in force (including notice, information and consultation requirements), and there are no pending, or to Company’s Knowledge threatened, charges or lawsuits with respect to employment or labor matters against Company in any judicial, regulatory or administrative forum.

(c) (i) To Company’s Knowledge, no employee or former employee of Company has within the past fiver (5) years filed any charge or complaint with a Governmental Authority or court of law alleging sexual harassment or sexual misconduct against any person who is a current or former member of the board of directors of Company, or a current or former officer or employee of Company or its Subsidiaries categorized at or above Senior Vice President, in their capacity as a director, officer or employee of Company or its Subsidiaries, (ii) in the past five (5) years neither Company nor any of its Subsidiaries has entered into any settlement agreement with any employee or former employee of Company related to allegations of sexual harassment or sexual misconduct by any current or former member of the board of directors of Company or any current or former officer or employee at or above Senior Vice President, in their capacity as a director, officer or employee of Company or its Subsidiaries, and (iii) there are no agency or court proceedings currently pending or, to the Knowledge of Company, threatened by an employee or former employee of Company related to any allegations of sexual harassment or sexual misconduct by any current or former member of the board of directors of Company, or a current or former officer or employee of Company or its Subsidiaries categorized at or above Senior Vice President, in their capacity as a director, officer or employee of Company or its Subsidiaries.

Section 3.19 Environmental Matters.

(a) To Company’s Knowledge, no real property (including buildings or other structures) currently owned or operated by Company or any of its Subsidiaries or any predecessor, or any property in which Company or any of its Subsidiaries holds a security interest, Lien or a fiduciary or management role (“Company Loan Property”), has had any Release of, any Hazardous Substance in a manner that violates Environmental Law or requires reporting, investigation, remediation, or monitoring under Environmental Law.

(b) To Company’s Knowledge, no real property (including buildings or other structures) formerly owned or operated by Company or any of its Subsidiaries had, during such ownership or operation, any Release of any Hazardous Substance in a manner that violated Environmental Law or requiring reporting, investigation, remediation, or monitoring under Environmental Law.

(c) To Company’s Knowledge, Company and each of its Subsidiaries is in compliance, in all material respects, with applicable Environmental Law.

(d) To Company’s Knowledge, neither Company nor any of its Subsidiaries nor any predecessor has any liability under Environmental Law arising from the Release or disposal of any Hazardous Substance on any real property currently or formerly owned by Company or any of its Subsidiaries or any predecessor.

(e) Neither Company nor any of its Subsidiaries has received (i) any written notice, demand letter, or claim alleging any violation of, or liability under, any Environmental Law or (ii) any written request for information reasonably indicating an investigation or other inquiry by any Governmental Authority concerning a possible violation of, or liability under, any Environmental Law.

(f) Neither Company nor any of its Subsidiaries is, or has been, subject to any order, decree, or injunction relating to a violation of or allegation of liability under any Environmental Law.

(g) To Company’s Knowledge, there are no circumstances or conditions (including the presence of asbestos, underground storage tanks, lead products, polychlorinated biphenyls, prior manufacturing operations, dry-cleaning, or automotive services) involving Company, any of its Subsidiaries, any predecessor, any current or formerly owned or operated property, or any Company Loan Property, that would reasonably be expected pursuant to applicable Environmental Law to (i) result in any claim, liability, or investigation against Company or any of its Subsidiaries, or (ii) result in any restriction on the ownership, use, or transfer of nay property.

(h) To Company’s Knowledge, it does not possess or have the right to obtain any environmental report, study, sampling data, correspondence, filing and other information relating to environmental conditions at or on any real property (including buildings and other structures) currently or formerly owned or operated by Company or any of its Subsidiaries.

(i) There is no litigation pending or, to Company’s Knowledge, threatened against Company or any of its Subsidiaries relating to any property now or formerly owned or operated by Company or any of its Subsidiaries or any predecessor or any Company Loan Property, before any court, or Governmental Authority (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the Release of any Hazardous Substance.

(j) To Company’s Knowledge, there are no underground storage tanks on, in or under any property currently owned or operated by Company or any of its Subsidiaries.

Section 3.20 Tax Matters.

(a) Except as set forth in Company Disclosure Schedule 3.20(a), Company and each of its Subsidiaries has timely filed all material Tax Returns that it was required to file under applicable Laws, other than Tax Returns that are not yet due or for which a valid request for extension was filed consistent with requirements of applicable Laws. All such Tax Returns are true, correct and complete in all material respects and were prepared in substantial compliance with all applicable Laws. All Taxes due and owing by Company or any of its Subsidiaries (whether or not shown on any Tax Return) have been timely paid, other than any Taxes that have been reserved or accrued on the balance sheet of Company or which Company is contesting in good faith. Neither Company nor any Subsidiary is the beneficiary of any extension of time within which to file any Tax Return, and neither Company nor any of its Subsidiaries currently has any open tax years for which the applicable statute of limitations has been extended or suspended. No written claim has ever been made by an authority in a jurisdiction where Company or any Subsidiary does not file Tax Returns that it is or may be subject to taxation by, or required to file a Tax Return in, that jurisdiction. There are no Liens for Taxes (other than statutory liens for Taxes not yet due and payable, or Taxes that are being contested in good faith and for which adequate provision has been made on the balance sheet of Company) upon any of the assets of Company or any of its Subsidiaries.

(b) Except as set forth in Company Disclosure Schedule 3.20(b), Company and each of its Subsidiaries withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder, or other third party.

(c) No foreign, federal, state, or local Tax audits or administrative or judicial Tax proceedings are being conducted or, to Company’s Knowledge, are pending or threatened with respect to Company or any Subsidiary. Other than with respect to audits that have already been completed and resolved, neither Company nor any Subsidiary has received from any foreign, federal, state, or local Taxing Authority (including in jurisdictions where Company or any Subsidiary has not filed Tax Returns) any (i) written notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, or (iii) written notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any Taxing Authority against Company or any Subsidiary.

(d) Company has made available to Buyer true and complete copies of the United States federal, state, local, and foreign income Tax Returns filed with respect to Company or any Subsidiary for taxable periods ended December 31, 2022, 2021 and 2020. Company has made available to Buyer correct and complete copies of all examination reports and statements of deficiencies assessed against or agreed to by Company or any Subsidiary filed for the years ended December 31, 2022, 2021 and 2020. Company and each Subsidiary has timely and properly taken such actions in response to and in compliance with notices Company or any Subsidiary has received from the IRS in respect of information reporting and backup and nonresident withholding as are required by Law. Neither Company nor any Subsidiary has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency and no request to waive or extend such a statute of limitations or time period has been filed or is currently pending.

(e) Except as set forth in Company Disclosure Schedule 3.20(e), neither Company nor any Subsidiary has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. Company and each Subsidiary has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code. Neither Company nor any Subsidiary is a party to or bound by any Tax allocation or sharing agreement (other than an unwritten agreement with Company Bank and its Subsidiaries). Neither Company nor any Subsidiary (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Company), or (ii) has liability for the Taxes of any Person (other than Company or any Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law), as a transferee or successor, by contract, or otherwise.

(f) The unpaid Taxes of Company and each Subsidiary (i) did not, as of December 31, 2022, exceed the reserve for Tax liability (which reserve is distinct and different from any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the financial statements of Company as of December 31, 2022 (rather than in any notes to such financial statements), and (ii) do not exceed that reserve as adjusted for the passage of time through the Effective Time in accordance with the past practice of Company in filing its Tax Returns. Since December 31, 2022, neither Company nor any Subsidiary has incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP consistent with past practice and custom.

(g) Neither Company nor any Subsidiary shall be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date; (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; or (v) prepaid amount received on or prior to the Closing Date.

(h) Neither Company nor any Subsidiary has distributed stock of another Person or had its stock distributed by another Person in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(i) Neither Company nor any Subsidiary is or has been a party to any “listed transaction,” as defined in Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2).

(j) Neither Company nor any Subsidiary has deferred the payment of any Tax or claimed or received any Tax refund or credit pursuant to the CARES Act, any similar statutory relief, or any other Tax legislation related to the COVID-19 pandemic or pursuant to any written agreement with a Taxing Authority that remains unpaid.

(k) Company Disclosure Schedule 3.20(k) sets forth the entity classification of each Subsidiary of Company for U.S. federal income Tax purposes.

(l) To the Knowledge of Company, neither Company nor any Subsidiary has taken or agreed to take any action, has failed to take or agreed not to take any action or has Knowledge of any fact, agreement, plan, or other circumstance that could reasonably be expected to prevent or impede the Merger and the Holdco Merger, taken together, and the Bank Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(m) Company Disclosure Schedule 3.20(m) lists each Person who, if the Effective Time were to occur as of the date of this Agreement, to the Knowledge of the Company, would be classified as a “disqualified individual” of Company within the meaning of Section 280G of the Code (each, a “Disqualified Individual”). As of the date of this Agreement, Company has provided to Buyer on Company Disclosure Schedule 3.20(m) certain historical and estimated data in connection with Buyer’s analysis as to whether any Disqualified Individual would reasonably be expected to receive a “parachute payment” within the meaning of Section 280G of the Code, and Company represents and warrants that such historical data is accurate and complete and such estimated data is Company’s good faith estimate as of the date of this Agreement.

Section 3.21 Investment Securities.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Company, each of Company and its Subsidiaries has good title to all securities and commodities owned by it (except those sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any Lien, except (i) as set forth in the financial statements included in the Company Reports and (ii) to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of Company or its Subsidiaries, which pledges are listed in Company Disclosure Schedule 3.21(a). Such securities and commodities are valued on the books of Company in accordance with GAAP in all material respects.

(b) Company and its Subsidiaries employ, to the extent applicable, investment, securities, risk management and other policies, practices and procedures that Company believes are prudent and reasonable in the context of their respective businesses, and Company and its Subsidiaries have, since December 31, 2019, been in compliance with such policies, practices and procedures in all material respects.

Section 3.22 Regulatory Capitalization. Company Bank is “well capitalized,” as such term is defined in the rules and regulations promulgated by the FDIC. Neither Company nor any of its Subsidiaries has received any notice in writing, or to Company’s Knowledge, orally, from a Governmental Authority that the status of Company or Company Bank as “well-capitalized” will change, and to the Knowledge of Company, there is no reason to anticipate that Company Bank will not be “well capitalized” as of both September 30, 2023 and December 31, 2023.

Section 3.23 Loan Portfolio.

(a) As of the date hereof, except as set forth on Company Disclosure Schedule 3.23(a), neither Company nor any of its Subsidiaries is a party to any written or oral (i) loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”) in which Company or any Subsidiary of Company is a creditor which as of July 31, 2023 had an outstanding balance of $1,000,000 or more and under the terms of which the obligor was, as of July 31, 2023, over sixty (60) days or more delinquent in payment of principal or interest, or (ii) “extensions of credit” to any “executive officer” or other “insider” of Company or any of its Subsidiaries (as such terms are defined in 12 C.F.R. Part 215). Each “extension of credit” to any such “executive officer” or other “insider” of Company or any of its Subsidiaries subject to 12 C.F.R. Part 215 was made and continues to be in compliance with 12 C.F.R. Part 215 or is exempt therefrom. Except as such disclosure may be limited by any applicable law, rule or regulation, Company Disclosure Schedule 3.23(a) sets forth a true, correct and complete list of (A) all of the Loans of Company and its Subsidiaries that, as of July 31, 2023 had an outstanding balance of $1,000,000 or more and were classified by Company as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import (the “Company Classified Loans”), together with the principal amount of and accrued and unpaid interest on each such Loan, and the aggregate principal amount of and accrued and unpaid interest on such Loans as of such date and (B) each asset of Company or any of its Subsidiaries that, as of July 31, 2023, had a carrying value of $250,000 or more and was classified as “Other Real Estate Owned” and the carrying value thereof.

(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Company, each outstanding Loan of Company or its Subsidiaries (i) is evidenced by notes, lost note affidavits, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of Company and its Subsidiaries as secured Loans, has been secured by valid Liens, which have been perfected, except for security instruments which have been submitted for recording and have not been recorded, and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions as they relate to or affect such obligor.

(c) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Company, each outstanding Loan of Company or its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects, in accordance with the relevant notes or other credit or security documents, the applicable written underwriting standards of Company and its Subsidiaries (and, in the case of Loans held for resale to investors, the applicable underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

(d) None of the agreements pursuant to which Company or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default (other than early payment defaults) by the obligor on any such Loan.

(e) Neither Company nor any of its Subsidiaries is now, nor has it ever been since December 31, 2019, subject to any material fine, suspension, settlement or other administrative agreement or sanction by, or any reduction in any loan purchase commitment, any Governmental Authority relating to the origination, sale or servicing of mortgage, commercial or consumer Loans.

(f) With respect to each Company Loan Property having an outstanding principal balance as of June 30, 2023 greater than $5,000,000, Company (or its applicable Subsidiary), has received an American Land Title Association lender’s title insurance policy, which was issued by a nationally recognized title insurance company qualified to do business in the jurisdiction where the applicable Company Loan Property is located, covering the portion of such Company Loan Property and insuring that the related mortgage is a valid lien in the original principal amount of the related Loan on the obligor’s fee simple interest (or, if applicable, leasehold interest) in such Company Loan Property, subject only to any Permitted Liens.

(g) Company (or its applicable Subsidiary) has asked for representations from borrowers similar in substance to the representations set forth in Section 3.19 herein, and/or has conducted due diligence with respect to each Company Loan Property, in a manner consistent with industry practice at the time the loan was granted for secured loan transactions of the size and type of the loan for which such Company Loan Property was granted as security.

Section 3.24 Mortgage Loans.

(a) Each of Company and each of its Subsidiaries (including Company Bank) (i) is and at all relevant times since December 31, 2019 was approved and in good standing, as required, as an issuer of the Government National Mortgage Association (“Ginnie Mae”), a seller/servicer of the Federal National Mortgage Association (“Fannie Mae”) and the Federal Home Loan Mortgage Corporation (“Freddie Mac”), a lender or mortgagee of the Federal Housing Administration of the U.S. Department of Housing and Urban Development, the United States Department of Veterans Affairs, and the Rural Housing

Service of the United States Department of Agriculture, and as otherwise appropriate by all agencies and governmental or quasi-governmental authorities or by all other entities with which such Company entity conducts and has conducted business, (ii) since December 31, 2019, has not received any written notice of any cancellation or suspension of, or material limitation on, its status as a licensee or as an approved issuer, seller/servicer or lender, as applicable, from any of the foregoing Governmental Authorities, (iii) since December 31, 2019, has not received any written notice indicating that any event has occurred that would reasonably be expected to result in it not maintaining its Company Mortgage Servicing Rights in respect of any Company Servicing Agreement, except, in the case of subclause (iii) only, as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Company, and (iv) holds and at all relevant times since December 31, 2019 held in good standing all required approvals, permits and licenses of all Governmental Authorities that are necessary to the conduct of the mortgage banking-related business of Company and the Company Subsidiaries (including Company Bank), as applicable.

(b) As of December 31, 2022, subject to Company Applicable Requirements, Company or a Company Subsidiary (including Company Bank), owned the entire right, title and interest free and clear of any liens or encumbrances in and to the Company Acquired Mortgage Loans, Company Mortgage Servicing Rights and Company Owned Mortgage Loans, in each case, that were reflected as an asset in the audited consolidated balance sheet of Company and its Subsidiaries as of December 31, 2022 and has not disposed of any such right, title or interest in such assets except in the ordinary course of business consistent with past practice. Company or a Company Subsidiary (including Company Bank) has the right to service the Company Mortgage Loans currently being serviced by Company or a Company Subsidiary (including Company Bank). If Company or a Company Subsidiary (including Company Bank) originated or acquired a Company Acquired Mortgage Loan and then sold or otherwise transferred such Company Acquired Mortgage Loan to a third party, (i) Company or a Company Subsidiary (including Company Bank), as applicable, had good and marketable title free and clear of any liens or encumbrances, and (ii) such third party does not, as of the date hereof, have the right to exercise any right to demand repurchase of such Company Acquired Mortgage Loan by Company or a Company Subsidiary (including Company Bank).

(c) At all times since December 31, 2019, Company and each of its Subsidiaries have complied with their respective servicing or, as applicable, subservicing, obligations under all Company Applicable Requirements. Since December 31, 2019, neither Company nor any of its Subsidiaries has received written or, to the Knowledge of Company, oral notice of any pending or threatened cancellation or partial termination of any Company Servicing Agreement.

(d) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Company, each Company Acquired Mortgage Loan that was originated by Company or any Company Subsidiary (including Company Bank) and, to the Knowledge of Company, each Company Acquired Mortgage Loan that was not originated by Company, was underwritten, originated, funded, insured and securitized in accordance with all Company Applicable Requirements in effect at the applicable time. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Company, each Company Mortgage Loan and the related servicing rights that was sold or otherwise transferred to a third party, was sold or otherwise transferred in accordance with all Company Applicable Requirements in effect at the time of such sale or transfer.

(e) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Company, (i) the origination file, servicing file, records and documents (whether hard copy or electronic) for each Company Mortgage Loan owned or serviced by either Company, any of its Subsidiaries (including Company Bank) or, to the Knowledge of Company, a Company Subservicer as of the date hereof is true and complete and complies with all Company Applicable

Requirements and (ii) there has been no servicer default, servicer termination event, portfolio trigger or other default or breach by Company, any Company Subsidiary (including Company Bank) or a Company Subservicer under any Company Servicing Agreement or any Company Applicable Requirements.

(f) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Company, all Company Owned Mortgage Loans represent (i) genuine, legal, valid and binding payment obligations in writing of the obligors thereunder, and (ii) are enforceable by the holders thereof in accordance with their terms (other than as may be limited by bankruptcy or insolvency law or the CARES Act or similar state and local laws, directives or guidelines promulgated by any Governmental Authority).

(g) No right of rescission, setoff, adjustment, counterclaim or defense has been asserted or threatened in writing with respect to the Company Mortgage Loans that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Company.

(h) To the Knowledge of Company, no obligor under any Company Mortgage Loan is an individual that was included on the “Specially Designated Nationals and Blocked Persons List” of the Office of Foreign Assets Control at the time of origination.

(i) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Company, no Company Mortgage Loan was originated in, or is subject to the laws of, any jurisdiction the laws of which would make unlawful, void or voidable the sale, transfer and/or assignment of the Company Mortgage Loans or the related Company Mortgage Servicing Rights (or any related instruments under which it was originated). Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Company, neither Company nor any Company Subsidiary (including Company Bank) has entered into any contract with any obligor that prohibits, restricts or conditions the assignment of such Company Mortgage Loans or the related Company Mortgage Servicing Rights (or any related instruments under which it was originated).

(j) Except as would not reasonably be expected to have a Material Adverse Effect on Company, either individually or in the aggregate, either Company or a Company Subsidiary (including Company Bank) (or its designated custodian or servicer) has in its possession the complete Company Data Tape with respect to each Company Acquired Mortgage Loan and neither such Company Data Tape nor any files of Company or a Company Subsidiary (including Company Bank) have any marks or notations indicating that any ownership or security interest therein has been pledged, assigned or otherwise conveyed to any person.

(k) Prior to the date hereof, Company has delivered to Buyer an electronic file containing, for each Company Owned Mortgage Loan, the Company Data Tape. The Company Data Tape is true and complete in all material respects as of the date specified therein.

(l) Neither Company nor any of its Subsidiaries was a sponsor, co-manager, initial purchaser, depositor or placement agent with respect to any securitization transaction regarding Company Mortgage Loans.

Section 3.25 Reserves.

(a) Company’s allowance for loan losses as reflected in Company’s audited balance sheet as of December 31, 2022 was, and the allowance shown on the balance sheets in Company financial statements for periods ending after such date, in the reasonable judgment of management, was as of their dates, in compliance with Company’s existing methodology for determining the adequacy of its allowance for loan losses as well as the standards established by applicable Governmental Authority, the Financial Accounting Standards Board and GAAP, and is adequate under all such standards.

(b) Company’s reserve for Taxes as of December 31, 2022, as calculated under and required under Financial Accounting Standards Board Interpretation 48 in the Company financial statements was, and such reserve for Taxes for periods ending after such date, in the reasonable judgment of management, was, as of their dates, adequate for all contingencies and includes all reasonably possible contingencies.

(c) As of December 31, 2022, and as of the end of each fiscal quarter ending thereafter, any impairment on loans, investments, derivatives and any other financial instrument in the Company financial statements was correctly accounted for under GAAP.

(d) Company adopted and fully implemented CECL effective as of January 1, 2020.

Section 3.26 Trust Business; Administration of Fiduciary Accounts. Company Bank has properly administered all accounts for which it acts as a fiduciary, including but not limited to accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state and federal law and regulation, except where the failure to do so would not have a Material Adverse Effect. Neither Company Bank, nor any of its respective directors, officers or employees has committed any breach of trust with respect to any such fiduciary account, and the accountings for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account, in each case, except where any such breach or the failure to accurately reflect would not have a Material Adverse Effect.

Section 3.27 Investment Management and Related Activities. None of Company, any of its Subsidiaries or Company’s or its Subsidiaries’ employees is required to be registered, licensed, or authorized under the Laws issued by any Governmental Authority as an investment adviser, a broker or dealer, an insurance agency or company, a commodity trading adviser, a commodity pool operator, a futures commission merchant, an introducing broker, a registered representative or associated person, investment adviser, representative or solicitor, a counseling officer, an insurance agent, a sales person or in any similar capacity with a Governmental Authority.

Section 3.28 Repurchase Agreements. With respect to all agreements pursuant to which Company or any of its Subsidiaries has purchased securities subject to an agreement to resell, if any, Company or any of its Subsidiaries, as the case may be, has a valid, perfected first lien or security interest in the government securities or other collateral securing the repurchase agreement, and, as of the date of this Agreement, the value of such collateral equals or exceeds the amount of the debt it secures.

Section 3.29 CRA, Anti-Money Laundering and Customer Information Security. Except as set forth in Company Disclosure Schedule 3.29, neither Company nor any of its Subsidiaries is a party to any agreement with any individual or group regarding Community Reinvestment Act matters and, to Company’s Knowledge, none of Company and its Subsidiaries has been advised of, or has any reason to believe (because of Company Bank’s Home Mortgage Disclosure Act data for the fiscal year ended December 31, 2022, filed with the FDIC, or otherwise) that any facts or circumstances exist which would cause Company Bank: (i) to be deemed not to be in satisfactory compliance with the Community Reinvestment Act and its implementing regulations, or to be assigned a rating for Community Reinvestment Act purposes by federal or state bank regulators of lower than “Satisfactory”; (ii) to be deemed to be operating in violation of the Bank Secrecy Act and its implementing regulations (31 C.F.R. Part 103), the USA PATRIOT Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule, or regulation; or (iii) to be deemed not to be in satisfactory compliance with the applicable privacy of customer information requirements contained in any federal and state privacy Laws, including, without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and its implementing regulations, as well as the provisions of the information security program adopted by Company Bank pursuant to Appendix B to 12 C.F.R. Part 364. Furthermore, the board of directors of Company Bank has adopted and Company Bank has implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that has not been deemed ineffective by any Governmental Authority and that meets the requirements of Sections 352 and 326 of the USA PATRIOT Act. Company Bank has implemented a program with respect to the beneficial ownership requirements set forth in the final rule on Customer Due Diligence Requirements for Financial Institutions found in 81 Federal Register 29397 (July 11, 2016) and 31 C.F.R. § 1010 et seq. Company Bank has, and at all times during the past three (3) years has had, a Community Reinvestment Act rating no lower than “Satisfactory”.

Section 3.30 Transactions with Affiliates. Except as set forth in Company Disclosure Schedule 3.30, there are no outstanding amounts payable to or receivable from, or advances by Company or any of its Subsidiaries to, and neither Company nor any of its Subsidiaries is otherwise a creditor or debtor to, any director, Executive Officer, five percent or greater shareholder, or other Affiliate of Company or any of its Subsidiaries, or to Company’s Knowledge, any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing, other than part of the normal and customary terms of such persons’ employment or service as a member of the board of directors of Company or any of its Subsidiaries and other than deposits held by Company Bank in the ordinary course of business. Except as set forth in Company Disclosure Schedule 3.30, neither Company nor any of its Subsidiaries is a party to any transaction or agreement with any of its respective board members, Executive Officers, or other Affiliates other than deposit accounts of those individuals at Company Bank. All agreements between Company and any of its Affiliates comply, to the extent applicable, with Sections 23A and 23B of the Federal Reserve Act and the FRB’s Regulation W (12 C.F.R. Part 223).

Section 3.31 Tangible Properties and Assets.

(a) Company Disclosure Schedule 3.31(a) sets forth a true, correct, and complete list of all personal property owned by Company and each of its Subsidiaries with a book value in excess of $10,000. Except for properties and assets disposed of in the ordinary course of business or as permitted by this Agreement, Company or one of its Subsidiaries has good, valid, and marketable title to, valid leasehold interests in or otherwise legally enforceable rights to use all of the personal property, and other assets (tangible or intangible), used, occupied, and operated or held for use by it in connection with its business as presently conducted in each case, free and clear of any Lien, except for (i) statutory Liens for amounts not yet delinquent and (ii) Liens incurred in the ordinary course of business or imperfections of title, easements, and encumbrances, if any, that, individually and in the aggregate, are not material in character, amount or extent, and do not materially detract from the value and do not materially interfere with the present use, occupancy, or operation of any material asset.

(b) Company Disclosure Schedule 3.31(b) sets forth a true, correct, and complete schedule of all real property (by name and location) owned by the Company or any of its Subsidiaries (the “Company Owned Real Property”). Company or one of its Subsidiaries (a) has good record, insurable and marketable title to all of the Company Owned Real Property, free and clear of all material Liens, except the following (collectively, “Permitted Liens”): (i) statutory Liens securing payments not yet due, (ii) Liens for real property Taxes not yet due and payable, (iii) easements, rights of way, and other similar encumbrances that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (iv) such imperfections or irregularities of title or Liens as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties. Company (or its applicable Subsidiary) has an existing owner’s title insurance policy for each property constituting the Company Owned Real Property insuring said owner’s title to such property free and clear of all liens except Permitted Liens, and has disclosed such policies to Buyer prior to the date hereof. No portion of the Company Owned Real Property is subject to any right of first offer or right of first refusal or any other option to purchase said Company Owned Real Property.

(c) Company Disclosure Schedule 3.31(c) sets forth a true, correct, and complete schedule of all leases, subleases, licenses and other agreements entered into by Company (collectively, the “Company Leases”) under which Company uses or occupies or has the right to use or occupy, now or in the future, real property (collectively, “Company Leased Real Property,” and together with the Company Owned Real Property, the “Company Real Property”). Each of the Company Leases is valid, binding, and in full force and effect and neither Company nor any of its Subsidiaries has received a written notice of, and otherwise has no Knowledge of any, default or termination with respect to any Company Lease. There has not occurred any event and no condition exists that would constitute a termination event or a material breach by Company or any of its Subsidiaries of, or material default by Company or any of its Subsidiaries in, the performance of any covenant, agreement, or condition contained in any Company Lease, and to Company’s Knowledge, no lessor under a Company Lease is in material breach or default in the performance of any material covenant, agreement, or condition contained in such Company Lease, and Company (or its applicable Subsidiary) has not received written notice from any landlord alleging any of the foregoing. There is no pending or, to Company’s Knowledge, threatened legal, administrative, arbitral or other proceeding, claim, action, or governmental or regulatory investigation of any nature with respect to the real property that Company or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, including without limitation a pending or threatened taking of any real property by eminent domain. Company and each of its Subsidiaries has paid all rents and other charges to the extent due under the Company Leases. There are no material pending or, to the Knowledge of Company, threatened condemnation proceedings against any Company Real Property. The Company Leases constitute all Company Leases in which Company and its Subsidiaries has any interest in as lessee, sublessee or sub-licensee in any real property. The Company Leases are legal, valid, binding upon Company (or its Subsidiary, as applicable) and, to the Knowledge of Company, all other parties thereto, enforceable, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general principles of equity, and in full force and effect and have not been modified or amended, and the Company (or its applicable Subsidiary) holds a valid and existing leasehold interest under such Company Leases free and clear of any liens except for Permitted Liens. Except as set forth in Company Disclosure Schedule 3.31(c) hereto, to each of the Company Leases, Company (or its applicable Subsidiary) has not exercised or given any notice of exercise of any option, right of first offer or right of first refusal contained in any of the Company Leases, including any such option or right pertaining to purchase, expansion, renewal, extension or relocation (collectively, “Lease Options”). Company (or its applicable Subsidiary) has the full right to exercise any Lease Options contained in the Company Leases on the terms and conditions contained therein and upon due exercise would be entitled to enjoy the full benefit of such options with respect thereto.

(d) All Company Real Property is in all material respects in a good state of maintenance and repair (normal wear and tear excepted). Since December 31, 2019, Company (or its applicable Subsidiary) has not received a written notice from any Governmental Authority to indicate that any Company Real Property is not in compliance with any zoning, building, environmental, ecology, health and public safety, subdivision, land sales or similar law, rule, ordinance or regulation, including, without limitation, the American With Disabilities Act of 1990 all as the same are amended from time to time and all orders and regulations promulgated thereto and to the Knowledge of Company no such noncompliance exists. Company (or its applicable Subsidiary) has not leased, subleased, licensed or granted occupancy rights in any parcel or any portion of any Company Real Property to any other Person and no other Person has any rights to the use, occupancy or enjoyment thereof pursuant to any lease, sublease, license, occupancy or other agreement. To the Knowledge of Company, there are no ground leases affecting the interest of said party in any Company Real Property. To the Knowledge of the Company, the improvements constructed at each Company Real Property were constructed in material compliance with all applicable laws and do not encroach on any right of way or setback or any adjoining premises or easement or similar property right benefiting such Company Real Property and, to the Knowledge of Company, there exists no improvements from any adjoining premises that encroach onto any Company Real Property. There are no pending or, to the Knowledge of Company, threatened, actions, litigation, condemnation, eminent domain or other proceedings against any Company Real Property. Company (or its applicable Subsidiary) has not received any written notice of any special assessments that affect any Company Real Property.

Section 3.32 Intellectual Property. Company and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens), all Intellectual Property necessary for the conduct of its respective business as currently conducted. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Company, (a) the use of any Intellectual Property by Company and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which Company or any Company Subsidiary acquired the right to use any Intellectual Property; (b) no person has asserted to Company in writing that Company or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person; (c) to the Knowledge of Company, no person is challenging, infringing on or otherwise violating any right of Company or any of its Subsidiaries with respect to any Intellectual Property owned by or licensed to Company or its Subsidiaries; and (d) neither Company nor any Company Subsidiary has received any written notice of any pending claim with respect to any Intellectual Property owned by Company or any Company Subsidiary. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Company, Company and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by Company and its Subsidiaries.

Section 3.33 Insurance.

(a) Company Disclosure Schedule 3.33(a) identifies all of the material insurance policies, binders, or bonds currently maintained by Company and its Subsidiaries, other than credit-life policies (the “Insurance Policies”), including the insurer, policy numbers, amount of coverage, effective and termination dates and any pending claims involving more than $100,000. Company and each of its Subsidiaries is insured with reputable insurers against such risks and in amounts as the management of Company reasonably has determined to be prudent in accordance with industry practices. All the Insurance Policies are in full force and effect, and neither Company nor any of its Subsidiaries is in material default of them and all claims under the Insurance Policies have been filed in a timely fashion.

(b) Company Disclosure Schedule 3.33(b) sets forth a true, correct and complete description of all bank owned life insurance (“BOLI”) owned by Company or its Subsidiaries, including the value of BOLI as of July 31, 2023. The value of such BOLI is and has been fairly and accurately reflected in Company’s balance sheet in accordance with GAAP.

Section 3.34 Anti-Takeover Provisions. No “control share acquisition,” “business combination moratorium,” “fair price” or other form of antitakeover statute or regulation (collectively, “Takeover Restrictions”) is applicable to this Agreement and the transactions contemplated by this Agreement.

Section 3.35 Fairness Opinion. The board of directors of Company has received an opinion of BofA Securities, Inc. to the effect that, as of the date of such opinion and subject to the various assumptions and limitations set forth therein, the Exchange Ratio provided for in the Merger is fair, from a financial point of view, to the holders of Company Common Stock. BofA Securities, Inc. has not amended or rescinded that opinion as of the date of this Agreement.

Section 3.36 Joint Proxy Statement-Prospectus. As of the date of the Joint Proxy Statement-Prospectus and the date of the Company Meeting to which such Joint Proxy Statement-Prospectus relates, none of the information to be supplied by Company specifically for inclusion or incorporation by reference in the Joint Proxy Statement-Prospectus and the registration statement on Form S-4 (the “Registration Statement”) or any amendment or supplement thereto will contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained in the Joint Proxy Statement-Prospectus as so amended or supplement, in light of the circumstances under which they were made, not misleading; provided, however, that information as of a later date shall be deemed to modify information as of an earlier date. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information provided or supplied by or on behalf of Buyer or its Subsidiaries for inclusion in the Joint Proxy Statement-Prospectus.

Section 3.37 Information Security.

(a) Except as set forth in Company Disclosure Schedule 3.37, to Company’s Knowledge, since December 31, 2019, no third party has gained unauthorized access to any information technology networks controlled by and material to the operation of the business of Company and its Subsidiaries.

(b) Company and each of its Subsidiaries is and has been in compliance, in each case in all material respects, with all Privacy Obligations. The transactions contemplated by this Agreement will not, as of the Closing, violate in any material respect the Privacy Obligations of Company or any of its Subsidiaries. Company has posted or made available privacy notices or privacy policies that materially comply with all Privacy Obligations and that accurately provide notice of Company’s practices concerning the Processing of Personal Data. Company has materially complied and is in materially compliance with all such privacy notices and privacy policies.

(c) Company and each of its Subsidiaries maintains a written information privacy and security program and takes commercially reasonable measures to protect the privacy, confidentiality, integrity, availability and security of all hardware, software, databases, systems, networks, websites, applications and other information technology assets and equipment (collectively, “IT Assets”) and Personal Data used in its business against any (i) loss or misuse of Personal Data, (ii) unauthorized access or unlawful operations performed upon such IT Assets or Personal Data or (iii) other act or omission that compromises the security or confidentiality of the IT Assets or Personal Data (clauses (i) through (iii), a “Security Breach”). Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect with respect to Company, to Company’s Knowledge, since December 31, 2019, neither the Company nor its Subsidiaries has experienced any Security Breach.

(d) Company has executed a current, legal, valid and binding agreement (each a “Data Vendor Agreement”) with each third party that Processes Personal Data for or on behalf of Company that satisfies in all material respects the requirements of all Privacy Obligations.

Section 3.38 Indemnification. Except as provided in the Company’s Articles of Organization and Bylaws, or the Company Material Contracts, neither Company nor any of its Subsidiaries is a party to any indemnification agreement with any of its present or former board members, officers, employees, agents or with any other persons who serve or served in any other capacity with any other enterprise at the request of Company (a “Company Covered Person”), and, to the Knowledge of Company, there are no claims for which any Company Covered Person would be entitled to indemnification under the Company’s Articles of Organization and Bylaws, applicable Law or any indemnification agreement.

Section 3.39 Questionable Payments. Neither Company, Company Bank nor any of their Subsidiaries, nor to the Company’s Knowledge, any board member, officer, employee, agent or other person acting on behalf of the Company, Company Bank or any of its Subsidiaries, has: (a) directly or indirectly, used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to foreign or domestic political activity; (b) made any direct or indirect unlawful payments to any foreign or domestic governmental officials, employees or agents of any foreign or domestic government or to any foreign or domestic political parties or campaigns from corporate funds; (c) violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or similar law; (d) made any other unlawful bribe, rebate, payoff, influence payment, kickback, or other material unlawful payment to any foreign or domestic governmental official, employee, or agent of any foreign or domestic government; (e) established or maintained any unlawful fund of monies or other assets of Company or any of its Subsidiaries, (f) made any fraudulent entry on the books or records of Company or any of its Subsidiaries, or (g) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business, to obtain special concessions for Company or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Company or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Department of the Treasury.

Section 3.40 No Other Representations or Warranties.

(a) Except for the representations and warranties made by Company in this Article III, neither Company nor any of its Subsidiaries (including Company Bank), nor any other person makes any express or implied representation or warranty with respect to Company, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Company nor any other person makes or has made any representation or warranty to Buyer or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Company, any of its Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by Company in this Article III, any oral or written information presented to Buyer or any of its affiliates or representatives in the course of their due diligence investigation of Company, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b) Company acknowledges and agrees that neither Buyer nor any of its Subsidiaries nor any other person has made or is making any express or implied representation or warranty other than those representations and warranties of Buyer and Merger Sub expressly contained in Article IV.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER AND MERGER SUB

Section 4.01 Making of Representations and Warranties.

(a) Concurrently with the execution of this Agreement, Buyer has delivered to Company a schedule (the “Buyer Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision of this Agreement or as an exception to one or more representations or warranties contained in Article IV or to one or more of its covenants contained in Article V; provided, however, that the mere inclusion of an item on the Buyer Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Buyer that such item represents a material exception or fact, event or circumstance or that the item disclosed is, or would reasonably be expected to have, a Material Adverse Effect with respect to Buyer.

(b) Except (i) as set forth on the Buyer Disclosure Schedule; provided that any disclosures made with respect to a section of this Article IV shall be deemed only to qualify (1) any other section of this Article IV specifically referenced or cross-referenced and (2) other sections of this Article IV to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections, or (ii) as disclosed in any reports, forms, schedules, registration statements and other documents publicly filed by Buyer with the SEC since December 31, 2020 prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), Buyer, Buyer Bank and Merger Sub represent and warrant as follows:

Section 4.02 Organization, Standing and Authority.

(a) Buyer is a Massachusetts corporation duly organized, validly existing, and in good standing under the Laws of the Commonwealth of Massachusetts, and is duly registered with the FRB as a bank holding company under the BHC Act and meets the applicable requirements for qualification as a bank holding company under the BHC Act and the regulations of the FRB. Buyer has full corporate power and authority to carry on its business as now conducted. Buyer is duly licensed or qualified to do business in each foreign jurisdiction where its ownership or leasing of property or the conduct of its business requires such qualification, except for those jurisdictions where failure to be so licensed or qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) Buyer Bank is a Massachusetts chartered state bank duly organized, validly existing, and in good standing under the Laws of the Commonwealth of Massachusetts. Buyer Bank’s deposits are insured by the FDIC in the manner and to the full extent permitted by law, and all premiums and assessments required to be paid to the FDIC have been paid by Buyer Bank when due. Buyer Bank is a member in good standing of the FHLB.

Section 4.03 Capital Stock. The authorized capital stock of Buyer consists of 1,000,000,000 shares of Buyer Common Stock. As of the date of this Agreement, there were (i) 176,376,675 shares of Buyer Common Stock outstanding (including shares held in the Buyer ESOP and 544,590 shares of unvested restricted stock), (ii) 18,675,815 shares reserved for issuance under existing Options, (iii) no shares held in treasury, (iv) no shares held by Buyer Subsidiaries, and (v) 6,529,030 shares reserved for future issuance pursuant to the Buyer Equity Plan. The outstanding shares of Buyer Common Stock have been duly authorized and are validly issued and are fully paid and non-assessable. There are no options, warrants or other similar rights, convertible or exchangeable securities, “phantom stock” rights, stock appreciation rights, stock based performance units, agreements, arrangements, commitments or understandings to which Buyer is a party, whether or not in writing, of any character relating to the issued or unissued capital stock or other securities of Buyer or any of Buyer’s Subsidiaries or obligating Buyer or any of Buyer’s Subsidiaries to issue (whether upon conversion, exchange or otherwise) or sell any share of capital stock of, or other equity interests in or other securities of, Buyer or any of Buyer’s Subsidiaries. There are no voting trusts, shareholder agreements, proxies or other agreements in effect pursuant to which Buyer or any of its Subsidiaries has a contractual or other obligation with respect to the voting or transfer of Buyer Common Stock or other equity interests of the Buyer. All shares of Buyer Common Stock subject to issuance as set forth in this Section 4.03 shall, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, be duly authorized, validly issued, fully paid and nonassessable. There are no obligations, contingent or otherwise, of Buyer or any of Buyer’s Subsidiaries to repurchase, redeem or otherwise acquire any shares of Buyer Common Stock or capital stock of any of Buyer’s Subsidiaries or any other securities of Buyer or any of Buyer’s Subsidiaries or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any such Subsidiary or any other entity. All of the outstanding shares of capital stock of each of Buyer’s Subsidiaries are duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights, and all such shares are owned by Buyer or another Subsidiary of Buyer free and clear of all security interests, liens, claims, pledges, taking actions, agreements, limitations in Buyer’s voting rights, charges or other encumbrances of any nature whatsoever. Neither Buyer nor any of its Subsidiaries has any trust capital securities or other similar securities outstanding. No bonds, debentures, notes or other indebtedness issued by Buyer or any of its Subsidiaries (i) having the right to vote on any matters on which shareholders of Buyer may vote (or which is convertible into, or exchangeable for, securities having such right), or (ii) the value of which is directly based upon or derived from the capital stock, voting securities or other ownership interests of Buyer, are issued or outstanding.

Section 4.04 Subsidiaries.

(a) (i) Buyer has made available to Company a complete and accurate list of all of Buyer’s Subsidiaries, including the jurisdiction of organization of each Subsidiary, (ii) Buyer owns, directly or indirectly, all of the issued and outstanding equity securities of each Subsidiary, (iii) no equity securities of any of Buyer’s Subsidiaries are or may become required to be issued (other than to Buyer) by reason of any contractual right, preemptive right, or otherwise, (iv) there are no contracts, commitments, understandings, or arrangements by which any of such Subsidiaries is or may be bound to sell or otherwise transfer any of its equity securities (other than to Buyer or a wholly-owned Subsidiary of Buyer), (v) there are no contracts, commitments, understandings, or arrangements relating to Buyer’s rights to vote or to dispose of the securities of any Subsidiary and (vi) all of the equity securities of each Subsidiary held by Buyer, directly or indirectly, are validly issued, fully paid and nonassessable, are not subject to preemptive or similar rights and are owned by Buyer free and clear of all Liens.

(b) Buyer does not own (other than in a bona fide fiduciary capacity or in satisfaction of a debt previously contracted) beneficially, directly or indirectly, any equity securities or similar interests of any Person, or any interest in a partnership or joint venture of any kind.

(c) Each of Buyer’s Subsidiaries has been duly organized and qualified and is in good standing under the Laws of the jurisdiction of its organization and, as applicable, is duly qualified to do business and is in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except for those jurisdictions where failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. A complete and accurate list of all such jurisdictions, as applicable, has been made available to Company.

Section 4.05 Corporate Power; Minute Books. Buyer and each of its Subsidiaries has the corporate power and authority to carry on its business as it is now being conducted and to own all its properties and assets; and each of Buyer and Buyer Bank has the corporate power and authority to execute, deliver, and perform its obligations under this Agreement and to consummate the contemplated transactions, subject to receipt of all necessary approvals of Governmental Authorities and the approval of Buyer’s shareholders of this Agreement and Buyer of the Plan of Bank Merger. Buyer has made available to Company complete and correct copies of the minutes of all meetings of the board of directors and each committee of the board of directors of Buyer and the board of directors and each committee of the board of directors of Buyer Bank held between January 1, 2021 and August 31, 2023 provided, that such minutes did not contain any discussions related to deliberations of the boards of directors of Buyer and Buyer Bank with respect to the consideration of the sale of Company to Buyer and were redacted to exclude any discussions of regulatory examination ratings or other confidential supervisory information and other merger and acquisition opportunities. The minute books of Buyer and Buyer Bank contain true, complete and accurate records of all corporate actions taken by shareholders of Buyer and Buyer Bank and the boards of directors of Buyer and Buyer Bank (including committees of such boards of directors).

Section 4.06 Corporate Authority.

(a) Buyer has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger have been adopted by the board of directors of Buyer. The board of directors of Buyer has directed that this Agreement be submitted to Buyer’s shareholders for approval at a duly held meeting of such shareholders and has adopted a resolution to the foregoing effect. Except for the approval of the Buyer Share Issuance by the affirmative vote of a majority of the votes cast by the holders of Buyer Common Stock (the “Requisite Buyer Shareholder Approval”), and the adoption and approval of the Plan of Bank Merger by the board of directors of Buyer Bank and Buyer as the sole shareholder of Buyer Bank, no other corporate proceedings on the part of Buyer are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Buyer, Buyer Bank and Merger Sub and (assuming due authorization, execution and delivery by Company and Company Bank) constitutes a valid and binding obligation of Buyer and Buyer Bank, enforceable against Buyer and Buyer Bank in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions).

Section 4.07 Regulatory Approvals; No Defaults.

(a) No consents or approvals of, or waivers by, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by Buyer or any of its Subsidiaries in connection with the execution, delivery, or performance by Buyer of this Agreement or to consummate the contemplated transactions (including the Holdco Merger and the Bank Merger), except for (i) Regulatory Approvals; (ii) the Requisite Buyer Shareholder Approval, (iii) the approval of the Bank Merger and the Plan of Bank Merger by Buyer, the sole shareholder of Buyer Bank; (iv) the filing and effectiveness of the Registration Statement with the SEC, (v) the approval of the listing on Nasdaq of the Buyer Share Issuance, (vi) the filing of the Articles of Merger with the Secretary of the Commonwealth of Massachusetts and the filing of a Certificate of Consolidation with the Secretary of the Commonwealth of Massachusetts and (vii) the filing of the Articles of Holdco Merger with the Secretary of the Commonwealth of Massachusetts. To Buyer’s Knowledge as of the date of this Agreement, there is no fact or circumstance relating to Buyer that would reasonably be expected to result in any of the approvals set forth above and referred to in Section 7.01(b) not being received in order to permit consummation of the Merger and Bank Merger on a timely basis.

(b) Subject to the receipt of the Requisite Buyer Shareholder Approval and the receipt, or the making, of the consents, approvals, waivers and filings referred to in the immediately preceding paragraph and the expiration of the related waiting periods, the execution, delivery, and performance of this Agreement by Buyer and Buyer Bank, as applicable, and the consummation of the transactions contemplated by this Agreement do not and will not (i) constitute a breach or violation of, or a default under, the Articles of Organization or Bylaws (or similar governing documents) of Buyer or any of its Subsidiaries or Affiliates, (ii) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Buyer or any of its Subsidiaries, or any of their respective properties or assets or (iii) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Buyer or any of its Subsidiaries or Affiliates under, any of the terms, conditions, or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, contract, agreement or other instrument or obligation to which Buyer or any of its Subsidiaries or Affiliates is a party, or by which they or any of their respective properties or assets may be bound or affected, except, in the case of clauses (ii) and (iii) above, for such violations, conflicts, breaches, defaults, terminations, cancellations, accelerations or creations which would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect with respect to Buyer.

Section 4.08 SEC Documents; Other Reports; Internal Controls.

(a) Buyer has filed with or otherwise furnished to (as applicable) the SEC all required reports, forms, schedules, registration statements and other documents required to be filed or furnished by it under the Exchange Act or the Securities Act since August 10, 2020 (the “Buyer Reports”), and, to the Knowledge of Buyer, has paid all associated fees and assessments due and payable. As of their respective dates of filing with the SEC (or, if amended or superseded by a subsequent filing, as of the date of that subsequent filing), the Buyer Reports complied as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC applicable to such Buyer Reports, including all applicable accounting requirements, and none of the Buyer Reports when filed with the SEC, and if amended, as of the date of the amendment, contained any untrue statement of a material fact or omitted to state a material fact required to be stated or necessary to make the statements, in light of the circumstances under which they were made, not misleading. There are no outstanding comments from or unresolved issues raised by the SEC, as applicable, with respect to any of the Buyer Reports. None of Buyer’s Subsidiaries is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

(b) Buyer and each of its Subsidiaries have timely filed all reports, forms, schedules, registrations, statements and other documents, together with any amendments, that they were required to file since December 31, 2019 with any Governmental Authority (other than Buyer Reports) and have paid all fees and assessments due and payable in connection with any filings Buyer was required to make. Except for normal examinations conducted by a Governmental Authority in the ordinary course of the business of Buyer and its Subsidiaries, no Governmental Authority has notified Buyer that it has initiated any proceeding or, to Buyer’s Knowledge, threatened any investigation into the business or operations of Buyer or any of its Subsidiaries since December 31, 2019. There is no material unresolved violation or exception by any Governmental Authority with respect to any report, form, schedule, registration statement or other document filed by, or relating to any examinations by any such Governmental Authority of, Buyer or any of its Subsidiaries. Buyer has made available to Company a list of all examinations of Buyer Bank conducted by the Commissioner and the FDIC, and all examinations of Buyer conducted by the FRB, since December 31, 2019 and the dates of any responses thereto submitted by Buyer Bank and Buyer, respectively. Notwithstanding the foregoing, nothing in this Section 4.08(b) or this Agreement shall require Buyer to provide Company with any confidential regulatory supervisory information of Buyer Bank or Buyer.

(c) Based on its most recent evaluation prior to the date of this Agreement, Buyer has not had to disclose to Buyer’s outside auditors and the audit committee of Buyer’s board of directors (i) any significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting which are reasonably expected to adversely affect in any material respect Buyer’s ability to record, process, summarize, and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Buyer’s internal controls over financial reporting.

(d) The records, systems, controls, data and information of Buyer and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Buyer or its Subsidiaries or accountants (including all means of access to them), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect on the system of internal accounting controls described in the following sentence. Buyer and its Subsidiaries have devised and maintained and currently maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

(e) Buyer (i) has designed, implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Buyer, including Buyer’s Subsidiaries, is made known to the chief executive officer and the chief financial officer of Buyer by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sarbanes-Oxley Act, and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to Buyer’s outside auditors and the audit committee of Buyer’s board of directors (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably expected to adversely affect Buyer’s ability to record, process, summarize and report financial information, and (B) to the Knowledge of Buyer, any fraud, whether or not material, that involves management or other employees who have a significant role in Buyer’s internal controls over financial reporting. Any such disclosure was made in writing by management to Buyer’s auditors and audit committee and true and complete copies of such disclosures have been made available to Company.

(f) Since December 31, 2019, (x) neither Buyer nor any of Buyer’s Subsidiaries nor, to the Knowledge of Buyer, any director, officer, auditor, accountant or representative of Buyer or any of the Buyer Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs- charge-offs and accruals) of Buyer or any of the Buyer Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Buyer or any of the Buyer Subsidiaries has engaged in questionable accounting or auditing practices, and (y) no employee of or attorney representing Buyer or any of the Buyer Subsidiaries, whether or not employed or retained by Buyer or any of the Buyer Subsidiaries, has reported evidence of a material violation of securities laws or banking laws, breach of fiduciary duty or similar violation by Buyer or any of the Buyer Subsidiaries or any of their respective officers, directors, employees or agents to the board of directors of Buyer or any committee thereof or the board of directors or similar governing body of any Buyer Subsidiary or any committee thereof, or, to the Knowledge of Buyer, to any director or officer of Buyer or any Buyer Subsidiary.

Section 4.09 Financial Statements; Undisclosed Liabilities.

(a) The financial statements of Buyer (including any related notes and schedules) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be expressly disclosed in the financial statements or in the notes thereto), and fairly present, in all material respects, the consolidated financial position of Buyer and its Subsidiaries and the consolidated results of operations, changes in shareholders’ equity and cash flows of Buyer and its Subsidiaries as of the dates and for the periods shown. The books and records of Buyer and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Ernst & Young LLP has not resigned (or informed Buyer that it intends to resign) or been dismissed as independent public accountants of Buyer as a result of or in connection with any disagreements with Buyer on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Except for (i) those liabilities that are fully reflected or reserved for in the audited consolidated financial statements of Buyer included in its Annual Report filed on Form 10-K for the fiscal year ended December 31, 2022, as filed with the SEC, (ii) liabilities or obligations incurred in the ordinary course of business since December 31, 2022 in amounts consistent with past practice (including such liabilities contained in the Buyer Reports); (iii) liabilities that have been discharged or paid in full before the date of this Agreement; or (iv) liabilities or obligations incurred directly as a result of this Agreement, neither Buyer nor any of its Subsidiaries has incurred any liability of any nature whatsoever (whether absolute, accrued, or contingent or otherwise and whether due or to become due), and there is no existing condition, situation or set of circumstances that would reasonably be expected to result in such a liability, other than pursuant to or as contemplated by this Agreement, or that, either alone or when combined with all other liabilities of a type not described in clause (i) or (ii), has had, or would be reasonably expected to have, a Material Adverse Effect with respect to Buyer.

(c) Buyer has made available to Company a copy of Buyer’s Consolidated Financial Statements for Bank Holding Companies (on Form FRY 9C) as of December 31, 2022 which includes information regarding “off balance sheet arrangements” effected by Buyer.

(d) To the Knowledge of Buyer, Ernst and Young LLP, which has expressed its opinion with respect to the audited financial statements of Buyer and its Subsidiaries (included the related notes) included in the Buyer Reports, is and has been throughout the periods covered by such financial statements “independent” with respect to Buyer within the meaning of the rules of applicable bank regulatory authorities and the Public Company Accounting Oversight Board. To the Knowledge of Buyer as of the date of this Agreement, no fact or circumstance exists that would prevent Ernst and Young LLP from being able to consent to the inclusion of its opinion with respect to Company’s audited financial statements for the year ending December 31, 2022 to be incorporated by reference into the Joint Proxy Statement-Prospectus when the Registration Statement (or any amendment thereto) is filed with the SEC or express its opinion with respect to Buyer’s audited financial statements for the year ending December 31, 2023 to be filed with the SEC as part of Buyer’s Annual Report on Form 10-K.

Section 4.10 Absence of Certain Changes or Events.

(a) Since December 31, 2022 (the “Buyer Balance Sheet Date”), there has not been (i) any change or development in the business, operations, assets, liabilities, condition (financial or otherwise), results of operations, cash flows, or properties of Buyer or any of its Subsidiaries which has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to Buyer, and to the Knowledge of the Buyer, no fact or condition exists which is reasonably expected to cause a Material Adverse Effect with respect to the Company in the future, (ii) any change by Buyer or any of its Subsidiaries in its accounting methods, principles or practices, other than changes required or permitted by applicable Law or GAAP or regulatory accounting as concurred in by Buyer’s independent accountants, (iii) any declaration, setting aside or payment of any dividend or distribution in respect of any capital stock of Buyer or any of its Subsidiaries or any redemption, purchase or other acquisition of any of its securities, other than in the ordinary course of business consistent with past practice, (iv) any material election made by Buyer or any of its Subsidiaries for federal or state income tax purposes, (v) any material change in the credit policies or procedures of Buyer or any of its Subsidiaries, the effect of which was or is to make any such policy or procedure less restrictive, (vi) other than loans and loan commitments, investment securities, and other real estate owned in the ordinary course of business and consistent with past practice, any material acquisition or disposition of any assets or properties, or any contract for any acquisition or disposition entered into, or (vii) any material lease of real or personal property entered into, other than in connection with foreclosed property or in the ordinary course of business consistent with past practice.

(b) Since the Buyer Balance Sheet Date, the Buyer and its Subsidiaries have carried on its business in the ordinary course consistent with past practice and there has not been: (i) any entry by Buyer or any of its Subsidiaries into any contract or commitment of more than (A) $500,000 in the aggregate or (B) $500,000 per annum with a term of more than one year, other than borrowings, loans, loan commitments and Buyer Benefit Plans in the ordinary course of business, or (ii) any increase in or establishment of any bonus, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards, or restricted stock awards), stock purchase or other employee benefit plan, or any other increase in the compensation payable or to become payable to any directors, officers or employees of Buyer or any of its Subsidiaries, or any grant of severance or termination pay, or any contract or arrangement entered into to make or grant any severance or termination pay, or any payment of any bonus, unless such aforementioned actions were required by Law or Buyer Benefit Plan or were conducted in the ordinary course of business.

Section 4.11 Legal Proceedings.

(a) Neither Buyer nor any of its Subsidiaries is a party to any, and there are no pending or, to the Knowledge of Buyer, threatened, legal, administrative, arbitral or other proceedings, claims, demand letters, actions or governmental or regulatory investigations of any nature against Buyer or any of its Subsidiaries or any of their current or former directors or executive officers (in their capacity as directors or executive officers) (i) that would, individually or in the aggregate, be reasonably likely to result in a material restriction on Buyer or any of the Buyer Subsidiaries’ businesses, (ii) that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Buyer or (iii) challenging the validity or propriety of this Agreement or the transactions contemplated by this Agreement.

(b) There is no injunction, order, judgment, decree, or regulatory restriction imposed upon Buyer, any of the Buyer Subsidiaries or the assets of Buyer or any of the Buyer Subsidiaries that (i) would, individually or in the aggregate, be reasonably expected to result in a material restriction on Buyer or any of the Buyer Subsidiaries’ businesses or (ii) would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Buyer.

Section 4.12 Compliance with Laws.

(a) Buyer and each of its Subsidiaries is and since December 31, 2019 has been in compliance in all material respects with all applicable federal, state, local statutes, Laws, regulations, ordinances, rules, judgments, orders or decrees or applicable to Buyer and its Subsidiaries, including without limitation, all Laws related to the privacy and security of Personal Data, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act and Mass. Gen L. ch. 167, § 14, the Fair Credit Reporting Act, the Truth in Lending Act, Regulation Z, Mass. Gen L. ch. 140D and 209 Code Mass. Regs. 32.00, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act and Mass. Gen. L. ch. 167B, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, Title V of the Gramm-Leach-Bliley Act, any and all sanctions or regulations enforced by the Office of Foreign Assets Control of the United States Department of Treasury, and any other Law relating to discriminatory lending, financing or leasing practices, consumer protection, money laundering prevention, foreign assets control, U.S. sanctions laws and regulations, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, the Flood Disaster Protection Act of 1973 and the National Flood Insurance Act of 1968 and the implementing regulations thereunder, the Coronavirus Aid, Relief, and Economic Security Act, the Dodd-Frank Act and the Economic Growth, Regulatory Relief and Consumer Protection Act.

(b) Buyer and each of its Subsidiaries has all material permits, licenses, authorizations, orders and approvals of, and have made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit it to own or lease their properties and to conduct their business as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to Buyer’s Knowledge, no suspension or cancellation of any of them is threatened.

(c) Neither Buyer nor any of its Subsidiaries has received, since December 31, 2019, notification or communication from any Governmental Authority (i) asserting that it is not in compliance with any of the statutes, regulations or ordinances which such Governmental Authority enforces or (ii) threatening to revoke any license, franchise, permit or governmental authorization (nor, to Buyer’s Knowledge, do any grounds for any of the foregoing exist).

(d) Buyer has not engaged in any activities permissible only for a financial holding company under Section 4(k) of the BHC Act.

Section 4.13 Material Contracts; Defaults.

(a) Neither Buyer nor any of its Subsidiaries is a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral) or amendment thereto (i) with respect to the employment, engagement or other relationship of any directors, officers, employees or consultants of Buyer or any of its Subsidiaries providing annual base compensation in excess of $250,000 (other than at-will offer letters that can be terminated without any required payment), (ii) which would entitle any present or former director, officer, employee, consultant or agent of Buyer or any of its Subsidiaries to indemnification from Buyer or any of its Subsidiaries, (iii) the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of the transactions contemplated by this Agreement, (iv) the value of any of the benefits of which will be calculated on the basis of the transactions contemplated by this Agreement, (v) which grants any right of first refusal, right of first offer, or similar right with respect to any material assets or properties of Buyer and or Subsidiaries, (vi) which provides for payments to be made by Buyer or any of its Subsidiaries upon a change in control, (vii) which provides for the lease of personal property having a value in excess of $1,000,000 (other than

Buyer Benefit Plans), (viii) which relates to capital expenditures and involves future payments in excess of $1,000,000, (ix) which relates to the disposition or acquisition of assets or any interest in any business enterprise outside the ordinary course of Buyer’s business, (x) which is not terminable on sixty (60) days or less notice and involving the payment by Buyer or one of its Subsidiaries of more than $1,000,000 per annum, (xi) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC promulgated under the Exchange Act); or (xii) which materially restricts the conduct of any business by Buyer of any of its Subsidiaries (collectively, “Buyer Material Contracts”). Buyer has previously made available to Company true, complete, and correct copies of each Buyer Material Contract.

(b) (i) Each Buyer Material Contract is valid and binding on Buyer or its applicable Subsidiary and in full force and effect, and, to the Knowledge of Buyer, is valid and binding on the other parties thereto, (ii) Buyer and each of its Subsidiaries and, to the Knowledge of Buyer, each of the other parties thereto, has in all material respects performed all obligations required to be performed by such party to date under each Buyer Material Contract to which it is a party, and (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute a material breach or default on the part of Buyer or any of its Subsidiaries or, to the Knowledge of Buyer, any other party thereto, under any such Buyer Material Contract, except, in each case, where such invalidity, failure to be binding, failure to so perform or breach or default, individually or in the aggregate, would not have or reasonably be expected to have a Material Adverse Effect on Buyer. No power of attorney or similar authorization given directly or indirectly by Buyer is currently outstanding.

(c) Other than the consents, approvals, authorizations, notices or other actions (collectively, “Buyer Third Party Consents”) required under Buyer Material Contracts, no third-party consent by any Person is required in connection with the execution, delivery, and performance of this Agreement and the consummation of the transactions it contemplates.

Section 4.14 Agreements with Regulatory Agencies. Subject to Section 10.12, neither Buyer nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since December 31, 2019, a recipient of any supervisory letter from, or since December 31, 2019, has adopted any policies, procedures or board resolutions at the request of any Governmental Authority that currently restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Buyer Disclosure Schedule, a “Buyer Regulatory Agreement”), nor has Buyer or any of its Subsidiaries been advised in writing or, to the Knowledge of Company, orally, since December 31, 2019, by any Governmental Authority that it is considering issuing, initiating, ordering, or requesting any such Buyer Regulatory Agreement, and to the Knowledge of Buyer, there is no reason to believe that it is reasonably expected any Governmental Authority will issue, initiate, order or request any such Buyer Regulatory Agreement prior to the Closing Date.

Section 4.15 Risk Management Instruments. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Buyer, all interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar Derivative Transactions and risk management arrangements, whether entered into for the account of Buyer or any of its Subsidiaries or for the account of a customer of Buyer or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Governmental Authority and with counterparties reasonably believed to be financially responsible at the time and are legal, valid and binding obligations of Buyer or one of its Subsidiaries enforceable in accordance with their terms

(except as may be limited by the Enforceability Exceptions). Buyer and each of its Subsidiaries has duly performed in all material respects all of its material obligations thereunder to the extent that such obligations to perform have accrued, and, to the Knowledge of Buyer, there are no material breaches, violations or defaults or bona fide allegations or assertions of such by any party thereunder.

Section 4.16 Joint Proxy Statement-Prospectus Information; Registration Statement. As of the date of the Joint Proxy Statement-Prospectus and the date of the Buyer Meeting to which such Joint Proxy Statement-Prospectus relates, none of the information supplied or to be supplied by Buyer specifically for inclusion or incorporation by reference in the Joint Proxy Statement-Prospectus and the Registration Statement, or any amendment or supplement thereto, will contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained in the Joint Proxy Statement-Prospectus, as so amended or supplemented, in light of the circumstances under which they were made, not misleading; provided, however, that that information as of a later date shall be deemed to modify information as of an earlier date. Notwithstanding the foregoing, no representation or warranty is made by Buyer with respect to statements made or incorporated by reference therein based on information provided or supplied by or on behalf of Company or its Subsidiaries for inclusion in the Joint Proxy Statement-Prospectus.

Section 4.17 Brokers. Except for the fees and expenses of J.P. Morgan Securities LLC (which will be paid by Buyer), none of Buyer, Merger Sub, Buyer Bank, or any of their officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement.

Section 4.18 Employee Benefit Plans.

(a) A list of all material Buyer Benefit Plans as of the date of this Agreement are identified on Buyer Disclosure Schedule 4.18(a). For this purpose, a “Buyer Benefit Plan” means each benefit and compensation plans, contract, policy, or arrangement (whether or not written) (i) covering current or former employees of Buyer or any of its Subsidiaries, (ii) covering current or former directors of Buyer or any of its Subsidiaries, or (iii) with respect to which Buyer or any Subsidiary has or may have any liability or contingent liability (including liability arising from affiliation under Section 414 of the Code or Section 4001 of ERISA) including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of ERISA (whether or not covered by ERISA), and deferred compensation, stock option, stock purchase, stock appreciation rights, stock based, incentive and bonus plans, equity based arrangements, retention, salary continuation, change in control, vacation, paid time off, insurance, split dollar life insurance, welfare and fringe-benefit, medical, dental, vision, disability, Code Section 125 cafeteria, and flexible benefits. True and complete copies of all material Buyer Benefit Plans have been made available to Company including, in each case to the extent applicable, (i) the current plan documentation, amendments thereto, the current summary plan description, and any summaries of material modifications related thereto, (ii) annual reports (Form 5500s) and all attachments thereto (including audited financial statements), if any, filed with the IRS for the past three (3) plan years, (iii) the most recently received IRS determination letter, if any, or pre-approved plan or advisory letter issued by the IRS, relating to any such Buyer Benefit Plan, (iv) the current trust agreement, insurance contract or other funding arrangement and any amendments related thereto, (v) non-discrimination testing results for the last three (3) completed plan years, (vi) actuarial valuations and reports for the last three (3) completed plan years, and (vii) all material non-routine correspondence received from or sent to any Governmental Authority in the last three (3) years.

(b) Each Buyer Benefit Plan has been established, administered and operated in material compliance with all applicable Laws, including ERISA, the Code and the Affordable Care Act. Each Buyer Benefit Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Buyer Pension Plan”) and which is intended to be qualified under Section 401(a) of the Code, has received a favorable determination or opinion letter from the IRS, and to Buyer’s Knowledge no circumstance exists that would reasonably be expected to result in revocation of any such favorable determination letter or the loss of the qualification of the Buyer Pension Plan under Section 401(a) of the Code. There is no pending or, to Buyer’s Knowledge, threatened litigation relating to the Buyer Benefit Plans. Neither Buyer nor any of its Subsidiaries has engaged in, or is aware of, a non-exempt prohibited transaction with respect to any Buyer Benefit Plan or Buyer Pension Plan that would reasonably be expected to subject Buyer or any of its Subsidiaries to a material tax or penalty imposed by either Section 4975 of the Code or Section 502 of ERISA.

(c) No liability under Subtitle C or D of Title IV of ERISA has been incurred by Buyer or any of its Subsidiaries with respect to any ongoing, frozen or terminated “single employer plan,” within the meaning of Section 4001(a)(15) of ERISA (including any multiple employer plan as described in 29 C.F.R. Section 4001.2), currently or formerly maintained or contributed to by Buyer, any of its Subsidiaries or any ERISA Affiliate. Neither Buyer nor any ERISA Affiliate has maintained, contributed to (or been obligated to contribute to) or had any liability (whether contingent or otherwise) at any time during the six (6)-year period ending on the Closing Date with respect to (i) a “multiemployer plan” within the meaning of Section 3(37) of ERISA, (ii) any funded welfare benefit plan within the meaning of Section 419 of the Code, or (iii) any “multiple employer welfare arrangement” as such term is defined in Section 3(40) of ERISA.

(d) All material contributions required to be made with respect to all Buyer Benefit Plans have been timely made. No Buyer Pension Plan has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA or has otherwise failed to satisfy the minimum funding requirements of Section 412 of the Code or Sections 302 and 303 of ERISA, and none of Buyer or any ERISA Affiliate has an outstanding funding waiver. No Buyer Pension Plan is considered to be an “at-risk” plan within the meaning of Section 430 of the Code or Section 303 of ERISA.

(e) To Buyer’s Knowledge, neither Buyer nor any of its Subsidiaries has any obligations for retiree health or life benefits under any Buyer Benefit Plan, other than coverage as may be required under Section 4980B of the Code or Part 6 of Title I of ERISA, or under the continuation of coverage provisions of the Laws of any state or locality.

(f) The execution of this Agreement, shareholder approval of this Agreement or consummation of any of the transactions contemplated by this Agreement will not constitute a “change in control” of Buyer or any of its Subsidiaries, as defined in Section 280G of the Code.

(g) No Buyer Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code. The execution of this Agreement, shareholder approval of this Agreement or consummation of any of the transactions contemplated by this Agreement will not constitute a change in control, as such term is defined under any applicable Buyer Benefit Plan.

(h) To Buyer’s Knowledge, Buyer and its Subsidiaries have correctly classified all individuals who directly or indirectly perform services for Buyer or any of its Subsidiaries for purposes of each Buyer Benefit Plan.

(i) Buyer does not maintain or contribute to, nor would reasonably be expected to otherwise incur any liability with respect to, any Buyer Benefit Plan subject to laws other than those of the United States.

Section 4.19 Labor Matters; Employment.

(a) Neither Buyer nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement, contract, or other agreement or understanding with a labor union or labor organization, nor is there any proceeding pending or, to Buyer’s Knowledge, threatened in writing, asserting that Buyer or any of its Subsidiaries has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel Buyer or any of its Subsidiaries to bargain with any labor organization as to wages or conditions of employment, nor is there any strike, work stoppage or other labor disruption or dispute involving it pending or, to Buyer’s Knowledge, threatened, nor, to Buyer’s Knowledge, is there any activity involving its employees seeking to certify a collective bargaining unit or engaging in other organizational activity.

(b) Buyer and its Subsidiaries are in compliance in all material respects with, and since December 31, 2019 have complied in all material respects with, all Laws regarding employment and employment practices, terms and conditions of employment, wages and hours, plant closing notification, classification of employees and independent contractors, classification of employees as exempt or non-exempt, equitable pay practices, privacy rights, labor disputes and labor practices, employment discrimination and harassment, including sexual harassment, workers’ compensation or long-term disability policies, unemployment compensation, retaliation, immigration, family and medical leave and other leave entitlements, including sick leave, disability rights and accommodations, occupational safety and health and other Laws in respect of any reduction in force (including notice, information and consultation requirements), and there are no pending, or to Buyer’s Knowledge threatened, charges or lawsuits with respect to employment or labor matters against Buyer in any judicial, regulatory or administrative forum.

(c) (i) To Buyer’s Knowledge, no employee or former employee of Buyer has within the past five (5) years filed any charge or complaint with a Governmental Authority or court of law alleging sexual harassment or sexual misconduct have been against any person who is a current or former member of the board of directors of Buyer or a current or former officer or employee of Buyer or its Subsidiaries categorized at or above Senior Vice President, in their capacity as a director, officer or employee of Buyer or its Subsidiaries, (ii) in the past five (5) years neither Buyer nor any of its Subsidiaries has entered into any settlement agreement with any employee or former employee of Buyer related to allegations of sexual harassment or sexual misconduct by any current or former member of the board of directors of Buyer or any current or former officer or employee at or above Senior Vice President, in their capacity as a director, officer or employee of Buyer or its Subsidiaries and (iii) there are no agency or court proceedings currently pending or, to the Knowledge of Buyer, threatened by an employee or former employee of Buyer related to any allegations of sexual harassment or sexual misconduct by any current or former member of the board of directors of Buyer, or a current or former officer or employee of Buyer or its Subsidiaries categorized at or above Senior Vice President, in their capacity as a director, officer or employee of Buyer or its Subsidiaries.

Section 4.20 Tax Matters.

(a) Buyer and each of its Subsidiaries has timely filed all material Tax Returns that it was required to file under applicable Laws, other than Tax Returns that are not yet due or for which a valid request for extension was filed consistent with requirements of applicable Laws. All such Tax Returns are true, correct and complete in all material respects and were prepared in substantial compliance with all applicable Laws. All Taxes due and owing by Buyer or any of its Subsidiaries (whether or not shown on any Tax Return) have been timely paid, other than any Taxes that have been reserved or accrued on the balance sheet of Buyer or which Buyer is contesting in good faith. Neither Buyer nor any Subsidiary is the beneficiary of any extension of time within which to file any Tax Return, and neither Buyer nor any of its Subsidiaries currently has any open tax years for which the applicable statute of limitations has been extended or suspended. No written claim has ever been made by an authority in a jurisdiction where Buyer or any Subsidiary does not file Tax Returns that it is or may be subject to taxation by, or required to file a Tax Return in, that jurisdiction. There are no Liens for Taxes (other than statutory liens for Taxes not yet due and payable, or Taxes that are being contested in good faith and for which adequate provision has been made on the balance sheet of Buyer) upon any of the assets of Buyer or any of its Subsidiaries.

(b) Buyer and each of its Subsidiaries withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder, or other third party.

(c) No foreign, federal, state, or local Tax audits or administrative or judicial Tax proceedings are being conducted or, to Buyer’s Knowledge, are pending or threatened with respect to Buyer or any Subsidiary. Other than with respect to audits that have already been completed and resolved, neither Buyer nor any Subsidiary has received from any foreign, federal, state, or local Taxing Authority (including in jurisdictions where Buyer or any Subsidiary has not filed Tax Returns) any (i) written notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, or (iii) written notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any Taxing Authority against Buyer or any Subsidiary.

(d) Buyer has made available to Company true and complete copies of the United States federal, state, local, and foreign income Tax Returns filed with respect to Buyer or any Subsidiary for taxable periods ended December 31, 2022, 2021 and 2020. Buyer has made available to Buyer correct and complete copies of all examination reports and statements of deficiencies assessed against or agreed to by Buyer or any Subsidiary filed for the years ended December 31, 2022, 2021 and 2020. Buyer and each Subsidiary has timely and properly taken such actions in response to and in compliance with notices Buyer or any Subsidiary has received from the IRS in respect of information reporting and backup and nonresident withholding as are required by Law. Neither Buyer nor any Subsidiary has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency and no request to waive or extend such a statute of limitations or time period has been filed or is currently pending.

(e) Neither Buyer nor any Subsidiary has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. Buyer and each Subsidiary has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code. Neither Buyer nor any Subsidiary is a party to or bound by any Tax allocation or sharing agreement (other than an unwritten agreement with Buyer Bank and its Subsidiaries). Neither Buyer nor any Subsidiary (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Buyer), or (ii) has liability for the Taxes of any Person (other than Buyer or any Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law), as a transferee or successor, by contract, or otherwise.

(f) The unpaid Taxes of Buyer and each Subsidiary (i) did not, as of December 31, 2022, exceed the reserve for Tax liability (which reserve is distinct and different from any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the financial statements of Buyer as of December 31, 2022 (rather than in any notes to such financial statements), and (ii) do not exceed that reserve as adjusted for the passage of time through the Effective Time in accordance with the past practice of Buyer in filing its Tax Returns. Since December 31, 2022, neither Buyer nor any Subsidiary has incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP consistent with past practice and custom.

(g) Neither Buyer nor any Subsidiary shall be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date; (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; or (v) prepaid amount received on or prior to the Closing Date.

(h) Neither Buyer nor any Subsidiary has distributed stock of another Person or had its stock distributed by another Person in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(i) Neither Buyer nor any Subsidiary is or has been a party to any “listed transaction,” as defined in Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2).

(j) Neither Buyer nor any Subsidiary has deferred the payment of any Tax or claimed or received any Tax refund or credit pursuant to the CARES Act, any similar statutory relief, or any other Tax legislation related to the COVID-19 pandemic or pursuant to any written agreement with a Taxing Authority that remains unpaid.

(k) To the Knowledge of Buyer, neither Buyer nor any of its Subsidiaries has taken or agreed to take any action, has failed to take or agreed not to take any action or has Knowledge of any fact, agreement, plan, or other circumstance that could reasonably be expected to prevent or impede the Merger and the Holdco Merger, taken together, and the Bank Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 4.21 Environmental Matters.

(a) To Buyer’s Knowledge, no real property (including buildings or other structures) currently owned or operated by Buyer or any of its Subsidiaries or any predecessor, or any property in which Buyer or any of its Subsidiaries holds a security interest, Lien or a fiduciary or management role (“Buyer Loan Property”), has had any Release of, any Hazardous Substance in a manner that violates Environmental Law or requires reporting, investigation, remediation, or monitoring under Environmental Law.

(b) To Buyer’s Knowledge, no real property (including buildings or other structures) formerly owned or operated by Buyer or any of its Subsidiaries had, during such ownership or operation, any Release of any Hazardous Substance in a manner that violated Environmental Law or requiring reporting, investigation, remediation, or monitoring under Environmental Law.

(c) To Buyer’s Knowledge, Buyer and each of its Subsidiaries is in compliance, in all material respects, with applicable Environmental Law.

(d) To Buyer’s Knowledge. Neither Company nor any of its Subsidiaries nor any predecessor has any liability under Environmental Law arising from the Release or disposal of any Hazardous Substance on any real property currently or formerly owned by Buyer or any of its Subsidiaries or any predecessor.

(e) Neither Buyer nor any of its Subsidiaries has received (i) any written notice, demand letter, or claim alleging any violation of, or liability under, any Environmental Law or (ii) any written request for information reasonably indicating an investigation or other inquiry by any Governmental Authority concerning a possible violation of, or liability under, any Environmental Law.

(f) Neither Buyer nor any of its Subsidiaries is, or has been, subject to any order, decree, or injunction relating to a violation of or allegation of liability under any Environmental Law.

(g) To Buyer’s Knowledge, there are no circumstances or conditions (including the presence of asbestos, underground storage tanks, lead products, polychlorinated biphenyls, prior manufacturing operations, dry-cleaning, or automotive services) involving Buyer, any of its Subsidiaries, any predecessor, any current or formerly owned or operated property, or any Buyer Loan Property, that would reasonably be expected pursuant to applicable Environmental Law to (i) result in any claim, liability, or investigation against Buyer or any of its Subsidiaries, or (ii) result in any restriction on the ownership, use, or transfer of any property.

(h) To Buyer’s Knowledge, it does not possess or have the right to obtain any environmental report, study, sampling data, correspondence, filing and other information relating to environmental conditions at or on any real property (including buildings and other structures) currently or formerly owned or operated by Buyer or any of its Subsidiaries.

(i) There is no litigation pending or, to Buyer’s Knowledge, threatened against Buyer or any of its Subsidiaries relating to any property now or formerly owned or operated by Buyer or any of its Subsidiaries or any predecessor or any Buyer Loan Property, before any court, or Governmental Authority (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the Release of any Hazardous Substance.

(j) To Buyer’s Knowledge, there are no underground storage tanks on, in or under any property currently owned or operated by Buyer or any of its Subsidiaries.

Section 4.22 Investment Securities.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Buyer, each of Buyer and its Subsidiaries has good title to all securities and commodities owned by it (except those sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any Lien, except (i) as set forth in the financial statements included in the Buyer Reports and (ii) to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of Buyer or its Subsidiaries. Such securities and commodities are valued on the books of Buyer in accordance with GAAP in all material respects.

(b) Buyer and its Subsidiaries employ, to the extent applicable, investment, securities, risk management and other policies, practices and procedures that Buyer believes are prudent and reasonable in the context of their respective businesses, and Buyer and its Subsidiaries have, since December 31, 2019, been in compliance with such policies, practices and procedures in all material respects.

Section 4.23 Regulatory Capitalization. Buyer Bank is “well capitalized,” as such term is defined in the rules and regulations promulgated by the FDIC. Buyer is “well capitalized,” as such term is defined in the rules and regulations promulgated by the FRB. Neither Company nor any of its Subsidiaries has received any notice in writing, or to Company’s Knowledge, orally, from a Governmental Authority that the status of Buyer or Buyer Bank as “well-capitalized” will change, and to the Knowledge of Buyer, there is no reason to anticipate that Buyer Bank will not be “well capitalized” as of both September 30, 2023 and December 31, 2023.

Section 4.24 Loan Portfolio.

(a) As of the date hereof, except as set forth on Buyer Disclosure Schedule 4.24(a), neither Buyer nor any of its Subsidiaries is a party to any written or oral (i) Loans in which Buyer or any Subsidiary of Buyer is a creditor which as of July 31, 2023 had an outstanding balance of $1,000,000 or more and under the terms of which the obligor was, as of July 31, 2023, over sixty (60) days or more delinquent in payment of principal or interest, or (ii) “extensions of credit” to any “executive officer” or other “insider” of Buyer or any of its Subsidiaries (as such terms are defined in 12 C.F.R. Part 215). Each “extension of credit” to any such “executive officer” or other “insider” of Buyer or any of its Subsidiaries subject to 12 C.F.R. Part 215 was made and continues to be in compliance with 12 C.F.R. Part 215 or is exempt therefrom. Except as such disclosure may be limited by any applicable law, rule or regulation, Buyer Disclosure Schedule 4.24(a) sets forth a true, correct and complete list of (A) all of the Loans of Buyer and its Subsidiaries that, as of July 31, 2023, had an outstanding balance of $1,000,000 or more and were classified by Buyer as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import (the “Buyer Classified Loans”), together with the principal amount of and accrued and unpaid interest on each such Loan, and the aggregate principal amount of and accrued and unpaid interest on such Loans as of such date, and (B) each asset of Buyer or any of its Subsidiaries that, as of July 31, 2023, had a carrying value of $250,000 or more and was classified as “Other Real Estate Owned” and the carrying value thereof.

(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Company, each outstanding Loan of Buyer or its Subsidiaries (i) is evidenced by notes, lost note affidavits, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of Buyer and its Subsidiaries as secured Loans, has been secured by valid Liens, which have been perfected, except for security instruments which have been submitted for recording and have not been recorded, and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions as they relate to or affect such obligor.

(c) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Buyer, each outstanding Loan of Buyer or its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects, in accordance with the relevant notes or other credit or security documents, the applicable written underwriting standards of Buyer and its Subsidiaries (and, in the case of Loans held for resale to investors, the applicable underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

(d) None of the agreements pursuant to which Buyer or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default (other than early payment defaults) by the obligor on any such Loan.

(e) Neither Buyer nor any of its Subsidiaries is now, nor has it ever been since December 31, 2019, subject to any material fine, suspension, settlement or other administrative agreement or sanction by, or any reduction in any loan purchase commitment, any Governmental Authority relating to the origination, sale or servicing of mortgage, commercial or consumer Loans.

(f) With respect to each Buyer Loan Property having an outstanding principal balance as of June 30, 2023 greater than $1,000,000, Buyer (or its applicable Subsidiary), has received an American Land Title Association lender’s title insurance policy, which was issued by a nationally recognized title insurance company qualified to do business in the jurisdiction where the applicable Buyer Loan Property is located, covering the portion of such Buyer Loan Property and insuring that the related mortgage is a valid lien in the original principal amount of the related Loan on the obligor’s fee simple interest (or, if applicable, leasehold interest) in such Buyer Loan Property, subject only to Permitted Liens.

(g) Buyer (or its applicable Subsidiary) has asked for representations from borrowers similar in substance to the representations set forth in Section 4.21 herein, and/or has conducted due diligence with respect to each Buyer Loan Property, in a manner consistent with industry practice at the time the loan was granted for secured loan transactions of the size and type of the loan for which such Buyer Loan Property was granted as security.

Section 4.25 Reserves.

(a) Buyer’s allowance for loan losses as reflected in Buyer’s audited balance sheet as of December 31, 2022 was, and the allowance shown on the balance sheets in Buyer financial statements for periods ending after such date, in the reasonable judgment of management, was as of their dates, in compliance with Buyer’s existing methodology for determining the adequacy of its allowance for loan losses as well as the standards established by applicable Governmental Authority, the Financial Accounting Standards Board and GAAP, and is adequate under all such standards.

(b) Buyer’s reserve for Taxes as of December 31, 2022, as calculated under and required under Financial Accounting Standards Board Interpretation 48 in the Buyer financial statements, and such reserve for Taxes for periods ending after such date, in the reasonable judgment of management, was, as of their dates, adequate for all contingencies and includes all reasonably possible contingencies.

(c) As of December 31, 2022, and as of the end of each fiscal quarter ending thereafter, any impairment on loans, investments, derivatives and any other financial instrument in the Buyer financial statements was correctly accounted for under GAAP.

(d) Buyer adopted and fully implemented CECL effective as of January 1, 2022.

Section 4.26 Trust Business; Administration of Fiduciary Accounts. Buyer Bank has properly administered all accounts for which it acts as a fiduciary, including but not limited to accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state and federal law and regulation, except where the failure to do so would not have a Material Adverse Effect. Neither Buyer Bank, nor any of its respective directors, officers or employees has committed any breach of trust with respect to any such fiduciary account, and the accountings for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account, in each case, except where any such breach or the failure to accurately reflect would not have a Material Adverse Effect.

Section 4.27 Investment Management and Related Activities. None of Buyer, any of its Subsidiaries or Buyer’s or its Subsidiaries’ employees is required to be registered, licensed, or authorized under the Laws issued by any Governmental Authority as an investment adviser, a broker or dealer, an insurance agency or company, a commodity trading adviser, a commodity pool operator, a futures commission merchant, an introducing broker, a registered representative or associated person, investment adviser, representative or solicitor, a counseling officer, an insurance agent, a sales person or in any similar capacity with a Governmental Authority.

Section 4.28 Repurchase Agreements. With respect to all agreements pursuant to which Buyer or any of its Subsidiaries has purchased securities subject to an agreement to resell, if any, Buyer or any of its Subsidiaries, as the case may be, has a valid, perfected first lien or security interest in the government securities or other collateral securing the repurchase agreement, and, as of the date of this Agreement, the value of such collateral equals or exceeds the amount of the debt it secures.

Section 4.29 CRA, Anti-Money Laundering and Customer Information Security. Neither Buyer nor any of its Subsidiaries is a party to any agreement with any individual or group regarding Community Reinvestment Act matters and, to Buyer’s Knowledge, none of Buyer and its Subsidiaries has been advised of, or has any reason to believe (because of Buyer Bank’s Home Mortgage Disclosure Act data for the fiscal year ended December 31, 2022, filed with the FDIC, or otherwise) that any facts or circumstances exist which would cause Buyer Bank: (i) to be deemed not to be in satisfactory compliance with the Community Reinvestment Act, and its implementing regulations, or to be assigned a rating for Community Reinvestment Act purposes by federal or state bank regulators of lower than “Satisfactory”; (ii) to be deemed to be operating in violation of the Bank Secrecy Act and its implementing regulations (31 C.F.R. Part 103), the USA PATRIOT Act, any order issued with respect to anti-money laundering by the U.S. Department of Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule, or regulation; or (iii) to be deemed not to be in satisfactory compliance with the applicable privacy of customer information requirements contained in any federal and state privacy Laws, including, without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and its implementing regulations, as well as the provisions of the information security program adopted by Buyer Bank pursuant to Appendix B to 12 C.F.R. Part 364. Furthermore, the board of directors of Buyer Bank has adopted and Buyer Bank has implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that has not been deemed ineffective by any Governmental Authority and that meets the requirements of Sections 352 and 326 of the USA PATRIOT Act. Buyer Bank has implemented a program with respect to the beneficial ownership requirements set forth in the final rule on Customer Due Diligence Requirements for Financial Institutions found in 81 Federal Register 29397 (July 11, 2016) and 31 C.F.R. § 1010 et seq. Buyer Bank has, and at all times during the past three (3) years has had, a Community Reinvestment Act rating no lower than “Satisfactory”.

Section 4.30 Transactions with Affiliates. There are no outstanding amounts payable to or receivable from, or advances by Buyer or any of its Subsidiaries to, and neither Buyer nor any of its Subsidiaries is otherwise a creditor or debtor to, any director, Executive Officer, five percent or greater shareholder, or other Affiliate of Buyer or any of its Subsidiaries, or to Buyer’s Knowledge, any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing, other than part of the normal and customary terms of such persons’ employment or service as a director of Buyer or any of its Subsidiaries and other than deposits held by Buyer Bank in the ordinary course of business. Neither Buyer nor any of its Subsidiaries is a party to any transaction or agreement with any of its respective directors, Executive Officers, or other Affiliates other than deposit accounts of those individuals at Buyer Bank. All agreements between Buyer and any of its Affiliates comply, to the extent applicable, with Sections 23A and 23B of the Federal Reserve Act and the FRB’s Regulation W (12 C.F.R. Part 223).

Section 4.31 Tangible Properties and Assets.

(a) Except for properties and assets disposed of in the ordinary course of business or as permitted by this Agreement, Buyer or one of its Subsidiaries has good, valid, and marketable title to, valid leasehold interests in or otherwise legally enforceable rights to use all of the personal property, and other assets (tangible or intangible), used, occupied, and operated or held for use by it in connection with its business as presently conducted in each case, free and clear of any Lien, except for (i) statutory Liens for amounts not yet delinquent and (ii) Liens incurred in the ordinary course of business or imperfections of title, easements, and encumbrances, if any, that, individually and in the aggregate, are not material in character, amount or extent, and do not materially detract from the value and do not materially interfere with the present use, occupancy, or operation of any material asset.

(b) Buyer or one of its Subsidiaries (a) has good record, insurable and marketable title to all real property (by name and location) owned by Buyer or any of its Subsidiaries (the “Buyer Owned Real Property”), free and clear of all material Liens, except for Permitted Liens. Buyer (or its applicable Subsidiary) has an existing owner’s title insurance policy for each property constituting the Buyer Owned Real Property insuring said owner’s title to such property free and clear of all liens except Permitted Liens, and has disclosed such policies to Company prior to the date hereof. No portion of the Buyer Owned Real Property is subject to any right of first offer or right of first refusal or any other option to purchase said Buyer Owned Real Property.

(c) Each of the leases, subleases, licenses or other agreements entered into by Buyer (the “Buyer Leases”) under which Buyer uses or occupies or has the right to use or occupy, now or in the future, real property (the “Buyer Leased Real Property,” and together with the Buyer Owned Real Property, the “Buyer Real Property”) is valid, binding, and in full force and effect and neither Buyer nor any of its Subsidiaries has received a written notice of, and otherwise has no Knowledge of any, default or termination with respect to any Buyer Lease. There has not occurred any event and no condition exists that would constitute a termination event or a material breach by Buyer or any of its Subsidiaries of, or material default by Buyer or any of its Subsidiaries in, the performance of any covenant, agreement, or condition contained in any Buyer Lease, and to Buyer’s Knowledge, no lessor under a Buyer Lease is in material breach or default in the performance of any material covenant, agreement, or condition contained in such Buyer Lease, and Buyer (or its applicable Subsidiary) has not received written notice from any landlord alleging any of the foregoing. There is no pending or, to Buyer’s Knowledge, threatened legal, administrative, arbitral or other proceeding, claim, action, or governmental or regulatory investigation of any nature with respect to the real property that Buyer or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, including without limitation a pending or threatened taking of any real property by eminent domain. Buyer and each of its Subsidiaries has paid all rents and other charges to the extent due under the Buyer Leases. There are no material pending or, to the Knowledge of Buyer, threatened condemnation proceedings against any Buyer Real Property. The Buyer Leases constitute all leases in which Buyer and its Subsidiaries has any interest in as lessee, sublessee or sub-licensee in any real property. The Buyer Leases are legal, valid, binding upon Buyer (or its Subsidiary, as applicable) and, to the Knowledge of Buyer, all other parties thereto, enforceable, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general principles of equity, and in full force and effect and have not been modified or amended, and Buyer (or its applicable Subsidiary) holds a valid and existing leasehold interest under such leases free and clear of any liens except for Permitted Liens. To each of the Buyer Leases, Buyer (or its applicable Subsidiary) has not exercised or given any notice of exercise of any option, right of first offer or right of first refusal contained in any of the Buyer Leases, including any such option or right pertaining to purchase, expansion, renewal, extension or relocation (collectively, “Buyer Lease Options”). Buyer (or its applicable Subsidiary) has the full right to exercise any Buyer Lease Options contained in the Buyer Leases on the terms and conditions contained therein and upon due exercise would be entitled to enjoy the full benefit of such options with respect thereto.

Section 4.32 Intellectual Property. Buyer and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens), all Intellectual Property necessary for the conduct of its respective business as currently conducted. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Buyer, (a) the use of any Intellectual Property by Buyer and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which Buyer or any Buyer Subsidiary acquired the right to use any Intellectual Property; (b) no person has asserted to Buyer in writing that Buyer or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person; (c) to the Knowledge of Buyer, no person is challenging, infringing on or otherwise violating any right of Buyer or any of its Subsidiaries with respect to any Intellectual Property owned by or licensed to Buyer or its Subsidiaries; and (d) neither Buyer nor any Buyer Subsidiary has received any written notice of any pending claim with respect to any Intellectual Property owned by Buyer or any Buyer Subsidiary. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Buyer, Buyer and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by Buyer and its Subsidiaries.

Section 4.33 Insurance. Buyer and each of its Subsidiaries is insured with reputable insurers against such risks and in amounts as the management of Buyer reasonably has determined to be prudent in accordance with industry practices. All the Buyer Insurance Policies are in full force and effect, and neither Buyer nor any of its Subsidiaries is in material default of them and all claims under the Buyer Insurance Policies have been filed in a timely fashion.

Section 4.34 Joint Proxy Statement/Prospectus. As of the date of the Joint Proxy Statement-Prospectus and the date of the Buyer Meeting to which such Joint Proxy Statement-Prospectus relates, none of the Joint Proxy Statement-Prospectus and the Registration Statement or any amendment or supplement thereto will contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained in the Joint Proxy Statement-Prospectus as so amended or supplement, in light of the circumstances under which they were made, not misleading; provided, however, that information as of a later date shall be deemed to modify information as of an earlier date. Notwithstanding the foregoing, no representation or warranty is made by Buyer with respect to statements made or incorporated by reference therein based on information provided or supplied by or on behalf of Company or its Subsidiaries for inclusion in the Joint Proxy Statement-Prospectus.

Section 4.35 Information Security.

(a) Since January 1, 2018, no third party has gained unauthorized access to any information technology networks controlled by and material to the operation of the business of Buyer and its Subsidiaries.

(b) Buyer and each of its Subsidiaries is and has been in compliance, in each case in all material respects, with all Privacy Obligations. The transactions contemplated by this Agreement will not, as of the Closing, violate in any material respect the Privacy Obligations of Buyer or any of its Subsidiaries. Buyer has posted or made available privacy notices or privacy policies that materially comply with all Privacy Obligations and that accurately provide notice of Buyer’s practices concerning the Processing of Personal Data. Buyer has materially complied and is in materially compliance with all such privacy notices and privacy policies.

(c) Buyer and each of its Subsidiaries maintains a written information privacy and security program and takes commercially reasonable measures to protect the privacy, confidentiality, integrity, availability and security of its IT Assets and Personal Data used in its business against any Security Breach. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect with respect to Buyer, to Buyer’s Knowledge, since January 1, 2020, neither the Buyer nor its Subsidiaries has experienced any Security Breach.

(d) Buyer has executed a current, legal, valid and binding Data Vendor Agreement with each third party that Processes Personal Data for or on behalf of Buyer that satisfies in all material respects the requirements of all Privacy Obligations.

Section 4.36 Indemnification. Except as provided in Buyer’s Articles of Organization and Bylaws, or the Buyer Material Contracts, neither Buyer nor any of its Subsidiaries is a party to any indemnification agreement with any of its present or former directors, officers, employees, agents or with any other persons who serve or served in any other capacity with any other enterprise at the request of Buyer (a “Buyer Covered Person”), and, to the Knowledge of Buyer, there are no claims for which any Buyer Covered Person would be entitled to indemnification under Buyer’s Articles of Organization and Bylaws, applicable Law or any indemnification agreement.

Section 4.37 Questionable Payments. Neither Buyer, Buyer Bank nor any of their Subsidiaries, nor to the Buyer’s Knowledge, any director, officer, employee, agent or other person acting on behalf of the Buyer, Buyer Bank or any of its Subsidiaries, has: (a) directly or indirectly, used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to foreign or domestic political activity; (b) made any direct or indirect unlawful payments to any foreign or domestic governmental officials, employees or agents of any foreign or domestic government or to any foreign or domestic political parties or campaigns from corporate funds; (c) violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or similar law; (d) made any other unlawful bribe, rebate, payoff, influence payment, kickback, or other material unlawful payment to any foreign or domestic governmental official, employee, or agent of any foreign or domestic government; (e) established or maintained any unlawful fund of monies or other assets of Buyer or any of its Subsidiaries, (f) made any fraudulent entry on the books or records of Buyer or any of its Subsidiaries, or (g) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business, to obtain special concessions for Buyer or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Buyer or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Department of the Treasury.

Section 4.38 No Other Representations or Warranties.

(a) Except for the representations and warranties made by Buyer in this Article IV, neither Buyer nor any of its Subsidiaries (including Buyer Bank), nor any other person makes any express or implied representation or warranty with respect to Buyer, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Buyer hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Buyer nor any other person makes or has made any representation or warranty to Buyer or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Buyer, any of its Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by Buyer in this Article IV, any oral or written information presented to Company or any of its affiliates or representatives in the course of their due diligence investigation of Buyer, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b) Buyer acknowledges and agrees that neither Company nor any of its Subsidiaries nor any other person has made or is making any express or implied representation or warranty other than those representations and warranties of Company expressly contained in Article III.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 5.01 Conduct of Business Prior to Effective Time. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including as set forth in the Company Disclosure Schedule or the Buyer Disclosure Schedule), as may be required by Law or as consented to in writing by the other party, (a) each of Company and Buyer shall, and shall cause their respective Subsidiaries to, (i) conduct their business in the ordinary course in all material respects and (ii) use reasonable best efforts to maintain and preserve intact, in all material respects, its business organization and advantageous business relationships and keep available the services of their current executive officers and (b) each of Buyer and Company shall, and shall cause their respective Subsidiaries to, take no action that would reasonably be expected to adversely affect or delay the ability of either Buyer or Company to obtain any necessary approvals of any Governmental Authority required for the transactions contemplated hereby or to perform its respective covenants and agreements under this Agreement or to consummate the transactions contemplated hereby on a timely basis.

Section 5.02 Company Forbearances. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in the Company Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as may be required by applicable Law, Company shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Buyer (such consent not to be unreasonably withheld, conditioned or delayed):

(a) Adverse Actions. Take any action or fail to take, or adopt any resolutions of its board of directors in support of, any action that is intended or could reasonably be expected to result in (i) a material delay in the consummation of the Merger or the transactions contemplated by this Agreement, (ii) any material impediment to the Company’s ability to consummate the Merger of the transactions contemplated by this Agreement, or (iii) any of the conditions to the Merger set forth in Article VII not being satisfied, except, in each case, as may be required by applicable Law or GAAP.

(b) Indebtedness. Other than in the ordinary course of business, incur modify, extend or renegotiate any indebtedness for borrowed money (other than indebtedness of Company or any of its wholly-owned Subsidiaries to Company or any of its wholly-owned Subsidiaries), or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person (other than any wholly-owned Subsidiary of Company) unless Buyer consents in writing (it being understood and agreed that incurrence of indebtedness in the ordinary course of business shall include the creation of deposit liabilities, issuances of letters of credit, purchases of federal funds, borrowings from the Federal Home Loan Bank, sales of certificates of deposit, and entry into repurchase agreements, in each case, on terms and in amounts consistent with past practice since December 31, 2021).

(c) Capital Stock.

(i) adjust, split, combine or reclassify any capital stock;

(ii) make, declare, pay or set a record date for any dividend, or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into or exercisable for any shares of its capital stock or other equity or voting securities, including any Company Common Stock or any securities of any Company Subsidiary, except, in each case, (A) regular quarterly cash dividends by Company at a rate not in excess of $0.67 per share of Company Common Stock, and any associated dividend equivalents for Company Equity Awards, (B) dividends paid by any of the Subsidiaries of Company to Company or any of Company’s wholly-owned Subsidiaries, and (C) the acceptance, withholding or net settlement of shares of Company Common Stock for withholding Taxes incurred in connection with the vesting or settlement of Company Equity Awards and dividend equivalents thereon, if any, in each case, in accordance with the terms of the applicable award agreements (the “Permitted Actions”);

(iii) grant any stock options, restricted stock units, performance stock units, phantom stock units, restricted shares or other equity-based awards or interests, or grant any person any right to acquire any capital stock of the Company or any securities of any Company Subsidiary;

(iv) issue, sell, transfer, encumber or otherwise permit to become outstanding any capital stock or voting securities or equity interests or securities convertible (whether currently convertible or convertible only after the passage of time of the occurrence of certain events) or exchangeable into, or exercisable for, capital stock or other equity or voting securities, including any shares of Company Common Stock or any securities of any Company Subsidiary or any options, warrants, or other rights of any kind to acquire any capital stock or other equity or voting securities, including any shares of Company Common Stock or any securities of any Company Subsidiary, except pursuant to the vesting or settlement of Company Equity Awards in accordance with their terms, in each case, outstanding as of the date hereof; or

(v) directly or indirectly repurchase, redeem or otherwise acquire any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock, other than Permitted Actions.

(d) Compensation; Employment Agreements, Etc. Except as required under applicable Law or by the terms of any Company Benefit Plan existing as of the date hereof:

(i) enter into, adopt or terminate any Company Benefit Plan or other pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any related trust agreement (or similar arrangement) in respect of any current or former director, officer, or employee of Company or any of its Subsidiaries (including any plan, program, policy, agreement or arrangement that would be considered a Company Benefit Plan if in effect as of the date hereof);

(ii) amend (whether in writing or through the interpretation of) any Company Benefit Plan (including any plans, programs, policies, agreements or arrangements adopted or entered into that would be considered a Company Benefit Plan if in effect as of the date hereof), other than de minimis administrative amendments in the ordinary course of business consistent with recent past practice that do not increase the cost or expense of maintaining, or increase the benefits payable under, such plan, program, policy or arrangements;

(iii) increase the compensation, bonus, severance, termination pay or other benefits payable to any current, prospective or former employee, officer, director, independent contractor or consultant, other than planned increases in compensation and benefits to employees in the ordinary course of business consistent with past practice as set forth on Company Disclosure Schedule 5.02(d);

(iv) pay, grant or award, or commit to pay, grant or award, any bonuses or incentive compensation;

(v) accelerate the vesting of, or otherwise deviate from the terms provided in the applicable award agreement with respect to the vesting, payment, settlement or exercisability of, any equity-based awards or other compensation;

(vi) become a party to, establish, adopt, amend, commence participation in or terminate any collective bargaining agreement or other agreement with a labor union, works council or similar organization;

(vii) fund or provide any funding for any rabbi trust or similar arrangement; or

(viii) provide, or commit to provide, retiree medical benefits to any person.

Notwithstanding anything to the contrary contained in this Section 5.02(d), neither Company nor any of its Subsidiaries shall provide new compensation of any type, other than payment of base salary and short term incentive payments permitted under this Agreement, settlement of Company Equity Awards, and provision of employee benefits, each in the ordinary course, to any “disqualified individual” to the extent such compensation would reasonably be expected (as of the date of such new compensation) to constitute an “excess parachute payment” as defined in Section 280G of the Code (after taking into account the impact of applicable permitted mitigation alternatives).

(e) Hiring; Promotions. (i) Hire any person as an employee of Company or any of its Subsidiaries, except for at-will employees at an annual rate of salary not to exceed $150,000 or to fill vacancies that may arise from time to time in the ordinary course of business, or (ii) promote any employee except to fill vacancies that may arise in the ordinary course of business.

(f) Transactions with Officers and Directors. Except pursuant to agreements or arrangements in effect on the date of this Agreement and set forth on Company Disclosure Schedule 5.02(f), pay, loan, or advance any amount to, or sell, transfer or lease any properties or assets (real, personal or mixed, tangible or intangible) to, or enter into any agreement or arrangement with, any of officers or board members of Company or any of its Subsidiaries, or any of their immediate family members or any Affiliates or associates (as such terms are defined under the Exchange Act) of any of its officers or directors other than compensation or business expense reimbursement in the ordinary course of business consistent with past practice since December 31, 2019.

(g) Dispositions. Sell, transfer, mortgage, pledge, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties, OREO, or cancel, release or assign any indebtedness to any person or any claims held by any person, in each case, other than in the ordinary course of business consistent with past practice since December 31, 2019 or pursuant to contracts or agreements in force at the date of this Agreement and listed on Company Disclosure Schedule 5.02(g).

(h) Acquisitions and Investments. Acquire all or any portion of the assets, business, deposits, or properties of any other entity except by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice since December 31, 2019, or otherwise make any material investment (whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation, or formation of a joint venture or otherwise) in or of any other person or the property, deposits or assets of any other person, in each case, other than a wholly-owned Subsidiary of Company.

(i) Intellectual Property. Abandon, cancel, or otherwise allow to lapse or expire any material Intellectual Property owned by Company or any Company Subsidiary.

(j) Capital Expenditures. Make or commit to make any capital expenditures so long as any capital expenditures that would cause Company’s aggregate capital expenditure budget to exceed by five percent (5%) the aggregate 2023 capital expenditure budget set forth in Company Disclosure Schedule 5.02(j) in the aggregate, unless expenditures are reasonably necessary to maintain existing assets in good repair or Buyer consents in writing (which consent will not be unreasonably withheld, conditioned or delayed).

(k) Governing Documents. Amend Company’s Articles of Organization or Bylaws or any equivalent documents of any of Company’s Subsidiaries.

(l) Accounting Methods. Implement or adopt any change in its financial accounting principles, practices or methods, other than as may be required by applicable Law, GAAP, or at the written direction of a Governmental Authority.

(m) Company Material Contracts, Etc. Except for transactions in the ordinary course of business, (i) terminate, materially amend or modify, or waive any material provision of, any Company Material Contract, or make any material change in any instrument or agreement governing the terms of any of its securities, other than normal renewals in the ordinary course of business without material adverse changes to terms with respect to Company or its Subsidiaries or (ii) enter into any contract that would constitute a Company Material Contract if it were in effect on the date of this Agreement; provided that this clause (ii) shall not apply to the entry into of any contract in connection with any action otherwise permitted by this Section 5.02. Notwithstanding the foregoing, nothing herein shall prohibit Company or any its Subsidiaries from terminating the employment of any employee or terminating a consulting agreement for cause, as determined in the discretion of Company or its respective Subsidiary.

(n) Compliance with Agreements. Commit any act or omission which constitutes a material breach or default by Company under any agreement with any Governmental Authority or under any Company Material Contract, Company Lease or other material agreement or material license to which it is a party or by which it or its properties is bound or under which it or its assets, business, or operations receives benefits.

(o) Claims. Except for debt workouts in the ordinary course of business consistent with past practice since December 31, 2021, enter into any settlement or similar agreement with respect to any action, suit, proceeding, order or investigation to which Company or any of its Subsidiaries or board members or Executive Officers is a party or becomes a party after the date of this Agreement, which settlement or agreement involves payment by Company or any of its Subsidiaries of an amount which exceeds $100,000 individually or $200,000 in the aggregate (in each case, net of any insurance proceeds or indemnity, contribution or similar payments received by Company or any Company Subsidiary in respect thereof but inclusive of any amount of proceeds paid by Company or any of its Subsidiaries as a deductible or retention) and/or would impose any material restriction on the business of the Company or any of its Subsidiaries; provided that, this Section 5.02(o) shall not apply to Tax matters, which shall be governed by Section 5.02(v), or (ii) that would impose any material restriction on, or create any adverse precedent that would be material to, the business of Company or its Subsidiaries or the Surviving Entity or its Subsidiaries.

(p) Banking Operations. Enter into any new material line of business or file any application or make any contract or commitment with respect to the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility of Company or any of its Subsidiaries.

(q) Derivative Transactions. Enter into any Derivative Transaction other than in the ordinary course of business consistent with past practice.

(r) Investment Securities. Materially restructure or materially change the investment securities, derivatives, wholesale funding or BOLI portfolio of Company or any of its Subsidiaries, or the interest rate exposure of Company or any of its Subsidiaries, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported.

(s) Deposits. Make any change to deposit pricing that is not in the ordinary course of business consistent with recent past practice.

(t) Loans. Take any action with respect to loans other than as set forth on Company Disclosure Schedule 5.02(t).

(u) Real Estate. Make any investment or commitment to invest in real estate or in any real estate development project other than by way of foreclosure or deed in lieu of foreclosure; mortgage, acquire or sell any real property (other than the sale of OREO properties in the ordinary course); enter into, materially amend, renew or terminate (except for any renewal or termination in accordance with the terms thereof) any lease with respect to real property.

(v) Taxes. Make, change or revoke any material income Tax election, change any Tax accounting period, adopt or change any material Tax accounting method, file any materially amended Tax Return, enter into any material closing agreement, settle or compromise any material liability with respect to Taxes, agree to any adjustment of any material Tax attribute, file any material claim for a refund of Taxes, or consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment.

(w) Reorganization. Knowingly take any action or fail to take any action which action or failure to act could reasonably be expected to prevent or impede the Merger, and the Holdco Merger, taken together, or the Bank Merger, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(x) Environmental Assessments. Except for foreclosures in process as of the date of this Agreement and disclosed on Company Disclosure Schedule 5.02(x), foreclose on or take a deed or title to any real estate other than single-family residential properties without first conducting an ASTM 1527-13 Phase I Environmental Site Assessment of the property that satisfies the requirements of the all appropriate inquiries standard of CERCLA § 101(35) (“Phase I Assessment”), 42 U.S.C. § 9601(35), or foreclose on or take a deed or title to any real estate other than single-family residential properties if such environmental assessment indicates the presence of Hazardous Substances regulated under Environmental Laws or any other material environmental issue.

(y) Restructuring. Merge or consolidate itself or any of its Subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its Subsidiaries.

(z) Facilities. Except as required by Law or otherwise expressly contemplated by this Agreement, make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production or servicing facility, or automated banking facility.

(aa) Loan Workouts. Compromise, resolve, or otherwise “workout” any delinquent or troubled loan, other than any loan workout in the ordinary course of business, consistent with Company Bank’s current policies and procedures and past practices since December 31, 2021.

(bb) Commitments. Agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the actions prohibited by this Section 5.02.

Section 5.03 Buyer Forbearances. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement or as may be required by Law, Buyer shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Company (such consent not to be unreasonably withheld, conditioned or delayed):

(a) Adverse Actions. Take any action or fail to take any action that is intended or is reasonably expected to result in (A) a material delay in the consummation of the Merger or the transactions contemplated by this Agreement, (B) any material impediment to Buyer’s ability to consummate the Merger or the transactions contemplated by this Agreement, (C) any of the conditions to the Merger set forth in Article VII not being satisfied except, in each case, as may be required by applicable Law or GAAP.

(b) Articles of Organization and Bylaws. Amend the Articles of Organization or Bylaws of Buyer or any of its Subsidiaries in a manner that would adversely affect the economic benefits of the Merger to the holders of Company Common Stock or materially and adversely affect the holders of Company Common Stock relative to other holders of Buyer Common Stock.

(c) Reorganization. Knowingly take any action or fail to take any action which action or failure to act could reasonably be expected to prevent or impede the Merger and the Holdco Merger, taken together, or the Bank Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(d) Capital Stock. Adjust, split, combine or reclassify any capital stock of Buyer that would adversely affect the economic benefits of the Merger to the holders of Company Common Stock or materially and adversely change the rights, terms or preferences of the Buyer Common Stock or make, declare or pay any extraordinary dividend on any capital stock of Buyer.

(e) Acquisitions. Enter into any binding definitive agreement, or publicly announce its intent to enter into any binding definitive agreement, to acquire any other depository institution (as defined in 12 U.S.C. § 1813(c)(1)) or credit union prior to the receipt of all Regulatory Approvals.

(f) Dispositions. Sell or transfer all or substantially all of the assets of Buyer or Buyer Bank, merge or consolidate Buyer or Buyer Bank with and into any other person, or restructure, reorganize or completely or partially liquidate or dissolve Buyer or Buyer Bank.

(g) Commitments. Agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the actions prohibited by this Section 5.03.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.01 Commercially Reasonable Efforts. Subject to the terms and conditions of this Agreement, each of the parties agrees to use commercially reasonable efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws, so as to permit consummation of the transactions contemplated by this Agreement as promptly as practicable, including the satisfaction of the conditions set forth in Article VII of this Agreement, and shall cooperate fully to that end.

Section 6.02 Shareholder Approval.

(a) Company agrees to take, in accordance with applicable Law, the Articles of Organization of Company and the Bylaws of Company, all action necessary to convene a meeting of its shareholders to consider and vote upon the approval of this Agreement and any other matters required to be approved by Company’s shareholders in order to permit consummation of the transactions contemplated by this Agreement (including any adjournment or postponement, the “Company Meeting”) and, subject to Section 6.07, shall take all lawful action to solicit shareholder approval, including by communicating to its shareholders its recommendation (and including such recommendation in the Joint Proxy Statement-Prospectus) that they approve this Agreement and the transactions contemplated hereby (the “Company Board Recommendation”) and shall not make a Company Adverse Recommendation Change, except in accordance with Section 6.07. Company shall engage a proxy solicitor reasonably acceptable to Buyer to assist in the solicitation of proxies from shareholders relating to the Requisite Company Shareholder Approval. Except in accordance with the terms of Section 6.07, Company’s board of directors shall at all times prior to and during the Company Meeting recommend approval of this Agreement by the shareholders of Company and shall not withhold, withdraw, amend, or modify their recommendation in any manner adverse to Buyer or take any other action or make any other public statement inconsistent with their recommendation. Notwithstanding any Company Adverse Recommendation Change, Company shall submit this Agreement to its shareholders for their consideration at the Company Meeting and nothing in this Agreement shall relieve Company of the obligation to do so. In the event that there is present at the Company Meeting, in person or by proxy, sufficient favorable voting power to secure the Requisite Company Shareholder Approval, Company will not adjourn or postpone the Company Meeting unless Company is advised by counsel that failure to do so would reasonably be likely to result in a breach of the U.S. federal securities Laws or fiduciary duties of Company’s board of directors. Company shall keep Buyer updated with respect to the proxy solicitation results in connection with the Company Meeting as reasonably requested by Buyer. Company shall adjourn or postpone the Company Meeting, if, as of the time for which such meeting is originally scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting, Company has not received proxies representing a sufficient number of shares necessary to obtain the Requisite Company Shareholder Approval. Company shall only be required to adjourn or postpone the Company Meeting two (2) times, for aggregate adjournments or postponements not exceeding sixty (60) calendar days, pursuant to the immediately preceding sentence of this Section 6.02(a) and any further adjournment or postponement of the Company Meeting shall require the prior written consent of Buyer.

(b) Buyer agrees to take, in accordance with applicable Law, the Articles of Organization of Buyer and the Bylaws of Buyer, all action necessary to convene a meeting of its shareholders to consider and vote upon the approval of the Buyer Share Issuance and any other matters required to be approved by Buyer’s shareholders in order to permit consummation of the transactions contemplated by this Agreement (including any adjournment or postponement, the “Buyer Meeting”) and, except in the case of a Buyer Adverse Recommendation Change, shall take all lawful action to solicit shareholder approval, including by communicating to its shareholders its recommendation (and including such recommendation in the Joint Proxy Statement-Prospectus) that they approve the Buyer Share Issuance (the “Buyer Board Recommendation”), and shall not make a Buyer Adverse Recommendation Change except in accordance with Section 6.07. Except in accordance with the terms of Section 6.07, Buyer’s board of directors shall at all times prior to and during the Buyer Meeting recommend approval of this Agreement by the shareholders of Buyer and shall not withhold, withdraw, amend, or modify their recommendation in any manner adverse to Company or take any other action or make any other public statement inconsistent with their recommendation. Notwithstanding any Buyer Adverse Recommendation Change, Buyer shall submit this Agreement to its shareholders for their consideration at the Buyer Meeting and nothing in this Agreement shall relieve Buyer of the obligation to do so. In the event that there is present at the Buyer Meeting, in person or by proxy, sufficient favorable voting power to secure the Requisite Buyer Shareholder Approval, Buyer will not adjourn or postpone the Buyer Meeting unless Company has adjourned or postponed the Company Meeting or Buyer is advised by counsel that failure to do so would reasonably be likely to result in a breach of the U.S. federal securities Laws or fiduciary duties of Buyer’s board of directors. Buyer shall keep Company updated with respect to the proxy solicitation results in connection with the Buyer Meeting as reasonably requested by Company. Buyer shall adjourn or postpone the Buyer Meeting, if, as of the time for which such meeting is originally scheduled, there are insufficient shares of Buyer Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting, Buyer has not received proxies representing a sufficient number of shares necessary to obtain the Requisite Buyer Shareholder Approval. Buyer shall only be required to adjourn or postpone the Buyer Meeting two (2) times, for aggregate adjournments or postponements not exceeding sixty (60) calendar days, pursuant to the immediately preceding sentence of this Section 6.02(b) and any further adjournment or postponement of the Buyer Meeting shall require the prior written consent of Company.

(c) Each of Buyer and Company shall use its reasonable best efforts to cause the Buyer Meeting and the Company Meeting to occur as soon as reasonably practicable after the Registration Statement has been declared effective and on the same date, with the Company Meeting occurring prior to the Buyer Meeting.

Section 6.03 Registration Statement; Joint Proxy Statement-Prospectus; Nasdaq Listing.

(a) Buyer and Company agree to cooperate in the preparation of the Registration Statement to be filed by Buyer with the SEC in connection with the issuance of the Buyer Common Stock in the Merger (including the Joint Proxy Statement-Prospectus and all related documents). Each of Buyer and Company agree to use commercially reasonable efforts to cause the Registration Statement to be filed with the SEC within thirty-five (35) days after the date of this Agreement and to be declared effective by the SEC as promptly as reasonably practicable after its filing and to keep the Registration Statement effective as long as is necessary to consummate the Merger and the transactions it contemplates. Buyer also agrees to use commercially reasonable efforts to obtain any necessary state securities Law or “blue sky” permits and approvals required to carry out the transactions contemplated by this Agreement. Company agrees to cooperate with Buyer and Buyer’s counsel and accountants in requesting and obtaining appropriate opinions, consents, and letters from the financial advisor and Company’s independent auditors in connection with the Registration Statement and the Joint Proxy Statement-Prospectus. After the Registration Statement is declared effective under the Securities Act, (i) Company, at its own expense, shall promptly mail or cause to be mailed the Joint Proxy Statement-Prospectus to its shareholders, and (ii) Buyer, at its own expense, shall promptly mail or cause to be mailed the Joint Proxy Statement-Prospectus to its shareholders.

(b) Buyer will promptly notify Company of when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of Buyer Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

(c) The Joint Proxy Statement-Prospectus and the Registration Statement shall comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act and their implementing rules and regulations. Buyer will notify Company promptly upon the receipt of any comments (whether written or oral) from the SEC or its staff and of any request by the SEC or its staff or any government officials for amendments or supplements to the Registration Statement, the Joint Proxy Statement-Prospectus, or for any other filing or for additional information and will supply Company with copies of all correspondence between Buyer or any of its representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Registration Statement, the Joint Proxy Statement-Prospectus, the Merger, or any other filing. If at any time prior to the Company Meeting there shall occur any event that should be disclosed in an amendment or supplement to the Joint Proxy Statement-Prospectus or the Registration Statement, Company and Buyer shall use their commercially reasonable efforts to promptly prepare, file with the SEC (if required under applicable Law) and mail to Company shareholders and Buyer shareholders an amendment or supplement.

(d) Buyer will provide Company and its counsel with a reasonable opportunity to review and comment on the Registration Statement and the Joint Proxy Statement-Prospectus and all responses to requests for additional information by and replies to comments of the SEC prior to filing them with the SEC, and will provide Company and its counsel with a copy of all SEC filings.

(e) Buyer agrees to use commercially reasonable efforts to list, prior to the Closing Date, on Nasdaq the shares of Buyer Common Stock to be issued in connection with the Merger, subject to official notice of issuance prior to the Effective Time.

(f) In the event Company is required to be included in any registration statements for the issuance of securities of Buyer or in Buyer Reports, Company agrees to provide Buyer with any information, certificates, documents or other materials about Company as are reasonably necessary to be included in such other SEC reports or registration statements, including the Registration Statement referenced in Section 6.03(a) and any other registration statements which may be filed by Buyer prior to the Effective Time. Company shall use its reasonable efforts to cause its attorneys and accountants to provide Buyer and any underwriters for Buyer with any consents, opinion letters, reports or information which are necessary to complete the registration statements and applications for any other acquisition or issuance of securities. Buyer shall reimburse Company for all expenses reasonably incurred by Company if another acquisition is terminated for any reason. Buyer shall not file with the SEC any registration statement or amendment or supplement containing information regarding Company unless Company shall have consented to the disclosure contained in the filing, which consent shall not be unreasonably delayed or withheld.

Section 6.04 Regulatory Filings; Consents.

(a) Each of Buyer and Company and their respective Subsidiaries shall cooperate and use their respective commercially reasonable efforts (i) to promptly prepare all documentation (including the Joint Proxy Statement-Prospectus), to effect all filings, to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary to consummate the transactions contemplated by this Agreement, including, without limitation, all Regulatory Approvals and all other consents and approvals of a Governmental Authority required to consummate the Merger and the Holdco Merger, (ii) to comply with the terms and conditions of such permits, consents, approvals and authorizations and (iii) to cause the Merger and Holdco Merger to be consummated as expeditiously as practicable (including by avoiding or setting aside any preliminary or permanent injunction or other order of any United States federal or state court of competent jurisdiction or any other Governmental Authority); provided, however, that in no event shall Buyer be required to agree to any prohibition, limitation, or other requirement which the board of directors of Buyer reasonably determines in good faith would, individually or in the aggregate, materially reduce the benefits of the Merger to such a degree that Buyer would not have entered into this Agreement had such condition, restriction or requirement been known at the date hereof (together, the “Burdensome Conditions”). Buyer and Company will furnish each other and each other’s counsel with all information concerning themselves, their Subsidiaries, directors, trustees, officers and shareholders and such other matters as may be necessary or advisable in connection with the Joint Proxy Statement-Prospectus and any application, petition, or any other statement or application made by or on behalf of Buyer or Company to any Governmental Authority in connection with the transactions contemplated by this Agreement. Provided that Company has cooperated as required by this Agreement, Buyer agrees to use commercially reasonable efforts to file the requisite applications for the Merger and the Holdco Merger with the FRB, the Commissioner and the NHBD within thirty (30) days after the date of this Agreement. Buyer, after consultation with Company, may file with the FDIC and the Commissioner (and the NHBD, if required), before or after the Effective Time, the requisite applications for the Bank Merger, and notwithstanding any other provision in this Agreement, Buyer shall not have any obligation cause the Bank Merger to be consummated as expeditiously as practicable. Each party shall have the right to review and approve in advance all characterizations of the information relating to it and any of its Subsidiaries that appear in any filing made in connection with the transactions contemplated by this Agreement with any Governmental Authority and Buyer and Company shall each furnish to the other for review a copy of each such filing made in connection with the transactions contemplated by this Agreement with any Governmental Authority prior to its filing, in each case subject to applicable Laws relating to the exchange of information.

(b) Company will notify Buyer promptly and shall promptly furnish Buyer with copies of notices or other communications or summaries of oral communications received by Company or any of its Subsidiaries of (i) any communication, written or oral, from any Person alleging that the consent of such Person (or another Person) is or may be required in connection with the transactions contemplated by this Agreement (and the response thereto from Company, its Subsidiaries or its representatives), (ii) subject to applicable Laws and the instructions of any Governmental Authority, any communication, written or oral, from any Governmental Authority in connection with the transactions contemplated by this Agreement (and the response thereto from Company, its Subsidiaries or its representatives), and (iii) any legal action threatened or commenced against or otherwise affecting Company or any of its Subsidiaries that are related to the transactions contemplated by this Agreement (and the response from Company, its Subsidiaries or its representatives). With respect to any of the foregoing, Company will consult with Buyer and its representatives so as to permit Company and Buyer and their respective representatives to cooperate to take appropriate measures to avoid or mitigate any adverse consequences that may result from any of the foregoing.

(c) Buyer will notify Company promptly and shall promptly furnish Company with copies of notices or other communications or summaries of oral communications received by Buyer or any of its Subsidiaries of (i) any communication, written or oral, from any Person alleging that the consent of that Person (or other Person) is or may be required in connection with the transactions contemplated by this Agreement (and the response from Buyer or its representatives), (ii) subject to applicable Laws and the instructions of any Governmental Authority, any communication, written or oral, from any Governmental Authority in connection with the transactions contemplated by this Agreement (and the response from Buyer or its representatives), and (iii) any legal action threatened or commenced against or otherwise affecting Buyer or any of its Subsidiaries that are related to the transactions contemplated by this Agreement (and the response from Buyer, its Subsidiaries or its representatives).

Section 6.05 Publicity. Buyer and Company shall consult with each other before issuing any press release with respect to this Agreement or the transactions it contemplates and shall not issue any such press release or make any such public statement without the prior consent of the other party, which shall not be unreasonably delayed, conditioned or withheld; provided, however, that a party may, without the prior consent of the other party (but after such consultation, to the extent practicable in the circumstances), issue such press release or make such public statements as may upon the advice of outside counsel be required by Law. Without limiting the preceding sentence, Buyer and Company shall (i) cooperate to develop all public announcement materials; and (ii) make appropriate management available at presentations related to the transactions contemplated by this Agreement as reasonably requested by the other. In addition, Company and its Subsidiaries shall reasonably coordinate with Buyer regarding all material communications with customers, suppliers, employees, shareholders, and the community in general related to the transactions contemplated by this Agreement.

Section 6.06 Access; Information.

(a) Company and Buyer agree that upon reasonable notice and subject to applicable Laws relating to the exchange of information, each shall afford the other party and its officers, employees, counsel, accountants, and other authorized representatives such access during normal business hours throughout the period prior to the Effective Time to its books, records (including, without limitation, Tax Returns and work papers of independent auditors), properties, and personnel and to such other information relating to it as the other party may reasonably request and, during such period, shall furnish promptly to the other party all information concerning its business, properties, and personnel as the other party may reasonably request, including, without limitation, a good faith estimate of costs and fees that Company and its Subsidiaries expect to pay to retained representatives in connection with the transactions contemplated by this Agreement. Notwithstanding the foregoing, neither Company nor Buyer shall be required to provide access to or to disclose information, where access or disclosure could reasonably be expected to (i) violate the rights of such entity’s customers, (ii) jeopardize the attorney-client privilege of the entity in possession or control of such information, (iii) result in the disclosure of any trade secrets of third parties; (iv) violate any obligation of Company or Buyer with respect to confidentiality (provided that the party who owes an obligation of confidentiality makes a reasonable effort to obtain a waiver of such obligation) including with respect to disclosure of regulatory examination ratings or other confidential supervisory information, or violate any fiduciary duty of Company or Buyer; (v) interfere with the prudent operation of such entity; or (vi) contravene any Law, rule, regulation, order, judgment, decree, or binding agreement entered into prior to the date of this Agreement. The parties will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the previous sentence apply.

(b) No investigation by a party or its representatives shall be deemed to modify or waive any representation, warranty, covenant, or agreement of the other party set forth in this Agreement, or the conditions to the respective obligations of Buyer and Company to consummate the transactions contemplated by this Agreement.

Section 6.07 No Solicitation by Company.

(a) Except as expressly permitted by this Section 6.07, each of Buyer and Company and its Subsidiaries shall immediately cease, and Company and its Subsidiaries shall cause each of their respective representatives to immediately cease, any discussions or negotiations with any parties conducted prior to the date of this Agreement with respect to a Company Acquisition Proposal or Buyer Acquisition Proposal, as applicable. Except as permitted by this Section 6.07, after the execution and delivery of this Agreement, each of Buyer and Company shall not, shall cause its respective Subsidiaries and its respective directors and officers not to, and shall instruct and use its reasonable best efforts to cause its and its respective Subsidiaries’ other Representatives not to, directly or indirectly, (i) solicit, initiate or knowingly encourage any inquiry with respect to, (ii) participate or engage in any negotiations with any Person with, or furnish any nonpublic information relating to, or (iii) engage or participate in any discussions with any Person regarding, a Company Acquisition Proposal or Buyer Acquisition Proposal, as applicable, except to notify such Person of the existence of the provisions of this Section 6.07.

(b)

(i) Notwithstanding the foregoing, each of the board of directors of Buyer and the board of directors of Company shall be permitted, through any Representative, to take the following actions, prior to the receipt of the Requisite Buyer Shareholder Approval (in the case of actions by the board of directors of Buyer or Buyer’s Representatives) or the receipt of the Requisite Company Shareholder Approval (in the case of actions by the board of directors of Company or Company’s Representatives), in response to an unsolicited bona fide written Buyer Acquisition Proposal or Company Acquisition Proposal, as applicable, made to it after the date of this Agreement (provided that the Buyer Acquisition Proposal or Company Acquisition Proposal, as applicable, did not result from a material breach of Section 6.07(a) by Buyer or Company, as applicable, it being agreed that each of Buyer and Company may correspond in writing with any Person making such a written Buyer Acquisition Proposal or Company Acquisition Proposal, as applicable, to request clarification of the terms and conditions thereof so as to determine whether such Buyer Acquisition Proposal or Company Acquisition Proposal, as applicable, constitutes or would reasonably be likely to lead to a Buyer Superior Proposal or a Company Superior Proposal, as applicable, if the Buyer board of directors or the Company board of directors, as applicable, concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisor) that such Buyer Acquisition Proposal or Company Acquisition Proposal, as applicable, constitutes or is reasonably likely to lead to a Buyer Superior Proposal or a Company Superior Proposal, as applicable, and failure to take such actions would be reasonably likely to result in a violation of its fiduciary duties under applicable Law): (A) engage in, enter into or otherwise participate in discussions and negotiations regarding such Buyer Acquisition Proposal or Company Acquisition Proposal, as applicable, with the Person who made such Buyer Acquisition Proposal or Company Acquisition Proposal, as applicable (and such Person’s Representatives), and (B) provide any nonpublic information or data concerning Buyer or Company, as applicable, to the Person who made such Buyer Acquisition Proposal or Company Acquisition Proposal, as applicable (and such Person’s Representatives, including potential financing sources); provided, further, that, prior to or concurrently with providing any nonpublic information permitted to be provided pursuant to this Section 6.07(b)(i), Buyer or Company, as applicable, shall have provided such information to the other party to this Agreement, and shall have entered into a confidentiality agreement with such third party on terms no less favorable to it than the Confidentiality Agreement, which confidentiality agreement shall not provide such person with any exclusive right to negotiate with Buyer or Company, as applicable. Each of Buyer and Company will promptly (and in any event within one (1) Business Day) advise Company or Buyer, respectively and as applicable, following receipt of any Buyer Acquisition Proposal or Company Acquisition Proposal, as applicable, or any inquiry which could reasonably be expected to lead to a Buyer Acquisition Proposal or Company Acquisition Proposal, as applicable, and the substance thereof (including the material terms and conditions of and the identity of the person making such inquiry or Buyer Acquisition Proposal or Company Acquisition Proposal, as applicable, and, if applicable, copies of any documents or correspondence evidencing such Buyer Acquisition Proposal or Company Acquisition Proposal, as applicable) and will keep Company or Buyer, respectively and as applicable, reasonably apprised of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the material terms of such inquiry or Buyer Acquisition Proposal or Company Acquisition Proposal, as applicable. Each of Buyer and Company shall use its reasonable best efforts, subject to applicable Law and the fiduciary duties of the board of directors of Buyer and the board of directors of Company, as applicable, to enforce any existing confidentiality or standstill agreements to which it or any of its Subsidiaries is a party in accordance with the terms thereof.

(ii) Except as set forth in Section 6.07(b)(iv) and Section 6.07(b)(v), the board of directors of Company (or any committee thereof) shall not (i) withhold, withdraw, or modify (or publicly propose to withhold, withdraw or modify), in a manner adverse to Buyer, the Company Board Recommendation, (ii) approve or recommend (or publicly propose to approve or recommend) any Company Acquisition Proposal, (iii) fail to include the Company Board Recommendation in the Joint Proxy Statement-Prospectus, (iv) fail to recommend against any Company Acquisition Proposal subject to Regulation 14D promulgated under the Exchange Act in any solicitation or recommendation statement made on Schedule 14D-9 within ten (10) Business Days (or such fewer number of days as remains prior to the Company Meeting) after Buyer so requests in writing, (v) if a Company Acquisition Proposal or any material modification thereof is made public or is otherwise sent to the holders of shares of Company Common Stock, fail to issue a press release or other public communication that without qualification (1) recommends against any Company Acquisition Proposal or (2) reaffirms the Company Board Recommendation, in each case within ten (10) Business Days (or such fewer number of days as remains prior to the Company Meeting) after Buyer so requests in writing, or (vi) authorize, cause or permit Company (or any of its respective Affiliates) to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, or other agreement relating to any Company Acquisition Proposal (except for confidentiality agreements referred to and entered into in accordance with the terms of Section 6.07(b)(i)) (any of the foregoing in this clause (iv), an “Acquisition Agreement”) (any such action set forth in this Section 6.07(b), a “Company Adverse Recommendation Change”).

(iii) Except as set forth in Section 6.07(b)(iv) and Section 6.07(b)(v), the board of directors of Buyer (or any committee thereof) shall not (i) withhold, withdraw, or modify (or publicly propose to withhold, withdraw or modify), in a manner adverse to Company, the Buyer Board Recommendation, (ii) approve or recommend (or publicly propose to approve or recommend) any Buyer Acquisition Proposal, (iii) fail to include the Buyer Board Recommendation in the Joint Proxy Statement-Prospectus, (iv) fail to recommend against any Buyer Acquisition Proposal subject to Regulation 14D promulgated under the Exchange Act in any solicitation or recommendation statement made on Schedule 14D-9 within ten (10) Business Days (or such fewer number of days as remains prior to the Buyer Meeting) after Company so requests in writing, (v) if a Buyer Acquisition Proposal or any material modification thereof is made public or is otherwise sent to the holders of shares of Buyer Common Stock, fail to issue a press release or other public communication that without qualification (1) recommends against any Buyer Acquisition Proposal or (2) reaffirms the Buyer Board Recommendation, in each case within ten (10) Business Days (or such fewer number of days as remains prior to the Buyer Meeting) after Company so requests in writing, or (vi) authorize, cause or permit Buyer (or any of its respective Affiliates) to enter into any Acquisition Agreement (any such action set forth in this Section 6.07(b), a “Buyer Adverse Recommendation Change”).

(iv) Notwithstanding anything in this Agreement to the contrary, (x) with respect to a Buyer Acquisition Proposal, at any time prior to the receipt of the Requisite Buyer Shareholder Approval, the board of directors of Buyer may make a Buyer Adverse Recommendation Change and (y) with respect to a Company Acquisition Proposal, at any time prior to the receipt of the Requisite Company Shareholder Approval, the board of directors of Company may make a Company Adverse Recommendation Change, in each case of clauses (x) and (y) (as applicable), if and only if (A) an unsolicited bona fide written Buyer Acquisition Proposal or Company Acquisition Proposal (provided that the Buyer Acquisition Proposal or Company Acquisition Proposal, as applicable, did not result from a material breach of Section 6.07(a) by Buyer or Company, respectively) is made to Buyer or Company, as applicable, and is not withdrawn, (B) the board of directors of Buyer or the board of directors of Company, as applicable, has concluded in good faith (after consultation with its outside legal counsel and its financial advisors) that such Buyer Acquisition Proposal or Company Acquisition Proposal, as applicable, constitutes a Buyer Superior Proposal or Company Superior Proposal, as applicable, (C) the board of directors of Buyer or the board of directors of Company, as applicable, has concluded in good faith (after consultation with its outside legal counsel) that failure to take such action would be reasonably likely to result in a violation of its fiduciary duties under applicable Law, (D) four (4) Business Days, ending at 11:59 p.m. (New York City time) on such fourth Business Day (the “Notice Period”) shall have elapsed since Buyer or Company, as applicable, has given written notice to the other party to this Agreement advising the other party that Buyer or Company, as applicable, intends to take such action, identifying the Person making the Buyer Superior Proposal or Company Superior Proposal, as applicable, and describing the material terms and conditions of any such Buyer Superior Proposal or Company Superior Proposal, as applicable, that is the basis of the proposed action (and attaching copies of all agreements or other documents evidencing such Buyer Superior Proposal or Company Superior Proposal, as applicable,) (a “Superior Proposal Notice”), which Superior Proposal Notice shall not constitute a Buyer Adverse Recommendation Change or a Company Adverse Recommendation Change, as applicable, for any purpose of this Agreement, (E) during such Notice Period, Buyer or Company, as applicable, has considered and, if requested by the other party, engaged and caused its Representatives to engage in good faith discussions with the other party regarding any adjustment or modification of the terms of this Agreement proposed by the other party so that the Buyer Superior Proposal or Company Superior Proposal, as applicable, ceases to constitute a Buyer Superior Proposal or Company Superior Proposal, as applicable, and (F) the board of directors of Buyer or the board of directors of Company, as applicable, following such Notice Period, again concludes in good faith (after consultation with its outside legal counsel and its financial advisors and taking into account any adjustment or modification of the terms of this Agreement proposed in writing by the other party in response to the Superior Proposal Notice or otherwise) that such Buyer Acquisition Proposal or Company Acquisition Proposal, as applicable, giving rise to the Superior Proposal Notice continues to constitute a Buyer Superior Proposal or a Company Superior Proposal, as applicable, and that the failure to take such action would be reasonably likely to result in a violation of its fiduciary duties under applicable Law; provided, however, that if any material revisions are made to the Buyer Superior Proposal or Company Superior Proposal, applicable (it being understood that a material revision shall include any change in the purchase price or form of consideration in such Buyer Superior Proposal or Company Superior Proposal, as applicable), the board of directors of Buyer or the board of directors of Company, as applicable, shall give a new Superior Proposal Notice to the other party and shall comply again with the requirements of this Section 6.07(b)(iv) and the Notice Period shall thereafter expire on the third (3rd) Business Day immediately following the date of the delivery of such new Superior Proposal Notice and ending at 11:59 p.m. (New York City time) on such third (3rd) Business Day (provided that the delivery of a new Superior Proposal Notice shall in no event shorten the four (4) Business Day duration applicable to the initial Notice Period).

(v) Notwithstanding anything in this Agreement to the contrary, in circumstances not involving or relating to a Buyer Acquisition Proposal or Company Acquisition Proposal, (I) at any time prior to the receipt of the Requisite Company Shareholder Approval, the board of directors of Company may make a Company Adverse Recommendation Change and (II) at any time prior to the receipt of the Requisite Buyer Shareholder Approval, the board of directors of Buyer may make a Buyer Adverse Recommendation Change, if (A) a Company Intervening Event or Buyer Intervening Event, as applicable, has occurred with respect to Company or the Company Subsidiaries or with respect to Buyer or the Buyer Subsidiaries, respectively and as applicable, (B) the board of directors of Company or the board of directors of Buyer, as applicable, has concluded in good faith (after consultation with its outside legal counsel) that failure to take such action would be reasonably likely to result in a violation of its fiduciary duties under applicable Law, (C) four (4) Business Days, ending at 11:59 p.m. (New York City time) on such fourth (4th) Business Day (the “Intervening Event Notice Period”) shall have elapsed since the applicable party has given written notice (which written notice shall not constitute a Company Adverse Recommendation Change or Buyer Adverse Recommendation Change, as applicable, for any purpose of this Agreement) to the other party advising that such party intends to take such action and describing in reasonable detail the facts and circumstances that is the basis for the proposed action (an “Intervening Event Notice”), (D) during such Intervening Event Notice Period, such party has considered and, if requested by the other party to this Agreement, engaged and caused its Representatives to engage in good faith discussions with such other party, regarding any adjustment or modification of the terms of this Agreement proposed by such other party in order to obviate the need to make such Company Adverse Recommendation Change or Buyer Adverse Recommendation Change, as applicable, and (E) the board of directors of Company or the board of directors of Buyer, as applicable, following such Intervening Event Notice Period, again concludes in good faith (after consultation with its outside legal counsel and its financial advisors, and taking into account any adjustment or modification of the terms of this Agreement proposed by the other party in response to the Intervening Event Notice or otherwise) that failure by the board of directors of Company or the board of directors of Buyer, as applicable, to effect a Company Adverse Recommendation Change or Buyer Adverse Recommendation Change, respectively, would be reasonably likely to result in a violation of its fiduciary duties under applicable Law.

(c) Nothing contained in this Section 6.07 shall prohibit Buyer or Company from (i) complying with its disclosure obligations under U.S. federal or state law with regard to a Buyer Acquisition Proposal or Company Acquisition Proposal, as applicable, including Rule 14a-9, 14d-9 or 14e-2 promulgated under the Exchange Act, (ii) informing any Person of the existence of the provisions contained in this Section 6.07 or, (iii) making any disclosure to its shareholders if, after consultation with its outside legal counsel, the board of directors of Buyer or the board of directors of Company, as applicable, determines that such disclosure would be required under applicable Law; provided, however, that any such disclosure relating to a Buyer Acquisition Proposal or Company Acquisition Proposal, as applicable, shall be deemed to be a Buyer Adverse Recommendation Change or Company Adverse Recommendation Change, as applicable, unless it is limited to a stop, look, and listen communication or Buyer’s board of directors or Company’s board of directors, as applicable, reaffirms the Buyer Board Recommendation or Company Board Recommendation, as applicable, in such disclosure and does not recommend that Buyer shareholders or Company shareholders, as applicable, tender their shares or otherwise support such Buyer Acquisition Proposal or Company Acquisition Proposal, as applicable.

Section 6.08 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, Buyer (the “Indemnifying Party”) shall indemnify and hold harmless, each present and former board member or officer of Company and its Subsidiaries (the “Indemnified Parties”) and any person who becomes an Indemnified Party between the date of this Agreement and the Effective Time, against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities and amounts paid in settlement incurred after the Effective Time in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, based in whole or in part, or arising in whole or in part out of, or pertaining to the fact that he or she was a board member or officer of Company or any of its Subsidiaries or is or was serving at the request of Company or any of its Subsidiaries as a board member, officer, employee, trustee or other agent of any other organization or in any capacity with respect to any employee benefit plan of Company, including without limitation any matters arising in connection with or related to the negotiation, execution, and performance of this Agreement or any of the transactions it contemplates, to the full extent to which such Indemnified Parties would be entitled to have the right to be indemnified under the Articles of Organization and Bylaws of Company as in effect on the date of this Agreement as though such Articles of Organization and Bylaws continue to remain in effect after the Effective Time and as permitted by applicable Law. Buyer shall pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the full extent as would have been permitted by Company under the Company’s Articles of Organization, upon receipt of an undertaking to repay such advance payments if such officer, board member or employee shall be adjudicated or determined to be not entitled to indemnification in accordance with the Company’s Articles of Organization. Buyer’s obligations under this Section 6.08(a) shall continue in full force and effect for a period of six (6) years from the Effective Time; provided, however, that all rights to indemnification in respect of any claim asserted or made within such period shall continue until the final disposition of such claim; and provided further, that Buyer’s obligations as successor in interest to the Company shall continue as required under the Articles of Organization and Bylaws of the Company.

(b) Any Indemnified Party wishing to claim indemnification under this Section 6.08, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify the Indemnifying Party, but the failure to so notify shall not relieve the Indemnifying Party of any liability it may have to such Indemnified Party if such failure does not actually prejudice the Indemnifying Party and, if so, only to the extent of such actual prejudice. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) the Indemnifying Party shall have the right to assume the defense and the Indemnifying Party shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by the Indemnified Parties in connection with the defense, except that if the Indemnifying Party elects not to assume defense or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between the Indemnifying Party and the Indemnified Parties, the Indemnified Parties may retain counsel which is reasonably satisfactory to the Indemnifying Party, and the Indemnifying Party shall pay, promptly as statements are received, the reasonable fees and expenses of counsel for the Indemnified Parties (which may not exceed one firm in any jurisdiction), (ii) the Indemnified Parties will cooperate in the defense of any such matter, (iii) the Indemnifying Party shall not be liable for any settlement effected without its prior written consent and (iv) the Indemnifying Party shall have no obligation hereunder in the event that a federal or state banking agency or a court of competent jurisdiction shall determine that indemnification of an Indemnified Party is prohibited by applicable Laws and regulations.

(c) Prior to the Closing, Buyer shall cause the Surviving Entity as of the Effective Time to obtain and fully pay the premium for the extension of Company’s existing directors’ and officers’ insurance policies, in each case for a claims reporting or discovery period of at least six (6) years from and after the Effective Time from an insurance carrier with the same or better credit rating as Company’s current insurance carrier with respect to directors’ and officers’ liability insurance (“D&O Insurance”) with terms, conditions, retentions, and limits of liability that are at least as favorable to the Indemnified Parties as Company’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of Company or any of its Subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions it contemplates); provided, however, that in no event shall Company expend, or Buyer or the Surviving Entity be required to expend, for such “tail” policy in the aggregate a premium amount in excess of an amount (the “Maximum D&O Tail Premium”) equal to 300% of the annual premiums paid by Company for D&O Insurance in effect as of the date of this Agreement; provided further, that if the cost of such a tail policy exceeds the Maximum D&O Tail Premium, Company, Buyer or the Surviving Entity shall obtain a tail policy with the greatest coverage available for a cost not exceeding Maximum D&O Tail Premium.

(d) If Buyer or any of its successors or assigns shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any other entity, then and in each case, proper provision shall be made so that the successors and assigns of Buyer shall assume the obligations set forth in this Section 6.08.

(e) Nothing in this Agreement is intended to, shall be construed to or shall release, waive, or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to Company or its officers, directors and employees, and that the indemnification of this Section 6.08 is not a substitute for any claim under any such policy.

(f) Any indemnification payment made pursuant to this Section 6.08 is subject to and conditioned upon its compliance with Section 18(k) of the Federal Deposit Insurance Act (12 U.S.C. § 1828(k)) and the regulations promulgated by the FDIC (12 C.F.R. Part 359).

Section 6.09 Employees; Benefit Plans.

(a) For a period beginning at the Effective Time and ending on the first (1st) anniversary of the Effective Time, Buyer shall, and shall cause Buyer Bank to, provide to each employee of Company and its Subsidiaries as of immediately prior to the Effective Time (each, a “Continuing Employee”) with (i) annual base salary or base wages (as applicable) that is at least equal to the annual base salary or base wages (as applicable) that was provided to such Continuing Employee immediately prior to the Effective Time, (ii) additional compensation opportunities that are comparable, in the aggregate, to such additional compensation opportunities provided to such Continuing Employee immediately prior to the Effective Time, and (iii) employee benefits that are no less favorable than those benefits provided to similarly situated Buyer employees. For purposes of the immediately preceding sentence, “additional compensation” includes short-term and long-term cash and equity incentive opportunities and, for certain senior employees, deferred compensation arrangements, and “employee benefits” include Buyer 401(k) Plan, Buyer ESOP, Buyer’s defined benefit pension plan, Buyer’s health, dental and vision coverage, and the other Buyer benefits (in each case, excluding change in control, retention, defined benefit pension, nonqualified deferred compensation, and retiree medical benefits). Beginning as of the Closing Date and continuing through the first (1st) anniversary of the Closing Date, Continuing Employees whose positions have been or could reasonably be expected to be eliminated as a consequence of the Merger will be given the opportunity to apply and be considered for any open position at Buyer Bank for which they are qualified, as if they were internal candidates of Buyer. For a period beginning on the Closing Date and continuing through the first (1st) anniversary thereof, each Continuing Employee who is not party to an individual agreement providing for severance or termination benefits and is terminated under severance qualifying circumstances, as defined on Company Disclosure Schedule 6.09(a), shall be eligible to receive severance benefits and medical and dental coverage as set forth on Company Disclosure Schedule 6.09(a), all subject to such employee’s timely execution (and non-revocation) of a standard release of claims, in addition to COBRA continuation coverage as applicable.

(b) With respect to any employee benefit plans of Buyer or its Subsidiaries in which any Continuing Employees become eligible to participate on or after the Effective Time (the “New Plans”), Buyer and its Subsidiaries shall: (i) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents under any New Plans to the extent waiver of such pre-existing conditions, exclusions or waiting periods would apply under the analogous Company Benefit Plan, (ii) use commercially reasonable efforts to provide each such employee and their eligible dependents with credit for any co-payments or coinsurance and deductibles paid prior to commencement in the New Plan under a Company Benefit Plan that provides health care benefits (including medical, dental and vision) or disability benefits, to the same extent that such credit was given under the analogous Company Benefit Plan prior to commencement in the New Plan, in satisfying any applicable deductible, co-payment, coinsurance or maximum out-of-pocket requirements under any New Plans or payment in lieu thereof, and (iii) recognize Continuing Employees service with Company and its Subsidiaries for purposes of eligibility and vesting and, for purposes of severance and paid time off (including vacation, personal time and the like), level of benefits in any New Plan; provided, that the foregoing service recognition shall not apply (A) to the extent it would result in duplication of benefits for the same period of service, (B) for purposes of benefit accrual under any defined benefit pension plan, or (C) for purposes of the vesting of any equity incentive awards granted by Buyer.

(c) Beginning not later than thirty (30) days following the date of this Agreement, Buyer and Company shall cooperate in good faith to identify those Continuing Employees who will be entitled to receive a “retention” bonus from Buyer (each a “Designated Employee” and collectively, the “Designated Employees”) in the event such Designated Employee remains an employee of Buyer as of the Effective Time and through a post-Closing date determined by Buyer (which date shall not be more than one hundred twenty (120) days after the Effective Time) (the “Transition Period”), or if Buyer terminates such Designated Employee’s employment at or after the Effective Time and during the Transition Period without cause or for good reason (as such terms are defined on Company Disclosure Schedule 6.09(c)). The aggregate amount of such retention bonuses for all Designated Employees and the timing of each such bonus payment relative to the Effective Time shall be determined by Buyer. Buyer shall use commercially reasonable efforts to substantially finalize within seventy-five (75) days after the date of this Agreement, in consultation with Company, the list of Designated Employees and the amount of the retention bonus to be awarded to each of Designated Employee. Buyer and Company expect that retention bonuses shall not be payable to any Continuing Employee who is a party to an employment or other agreement that provides severance benefits in the event of a change in control of Company.

(d) If requested by Buyer in writing at least twenty (20) Business Days prior to the Effective Time, Company shall cause any 401(k) plan sponsored or maintained by Company or one of its Subsidiaries (the “Company 401(k) Plan”) to be terminated effective as of the day immediately prior to the Effective Time, contingent upon the occurrence of the Closing. In the event that Buyer requests that any Company 401(k) Plan be terminated, the Continuing Employees shall be eligible to participate, effective as soon as administratively practicable but in any event not later than ninety (90) days, following the Closing Date, in a 401(k) plan sponsored or maintained by Buyer or one of its Subsidiaries (a “Buyer 401(k) Plan”). Company and Buyer shall take any and all actions as may be required, including amendments to the Company 401(k) Plan and/or Buyer 401(k) Plan to permit the Continuing Employees who are then actively employed to make rollover contributions to the Buyer 401(k) Plan of “eligible rollover distributions” (with the meaning of Section 401(a)(31) of the Code) in the form of cash, notes (in the case of loans) or a combination thereof. If applicable, Company shall provide Buyer with resolutions of the applicable governing body that the Company 401(k) Plan has been terminated in accordance with this Section 6.09(d); provided, that prior to terminating the Company 401(k) Plan, Company shall provide the form and substance of any applicable resolutions or amendments to Buyer for review and comment, which timely comments shall be considered in good faith.

(e) If requested by Buyer in writing at least twenty (20) Business Days prior to the Effective Time, Company shall take or cause to be taken all such actions as may be necessary to cause the Company ESOP to be terminated (the “ESOP Termination Date”), effective as of the day immediately prior to the Effective Time, contingent upon the occurrence of the Closing. In the event that Buyer requests that any Company ESOP be terminated, the Continuing Employees shall be eligible to participate, effective as of the Closing Date, in any employee stock ownership plan sponsored or maintained by Buyer or one of its Subsidiaries. All participants’ accounts in the Company ESOP shall become fully vested and 100% non-forfeitable as of the ESOP Termination Date, and no new participants shall be admitted to the Company ESOP on or after the ESOP Termination Date. All shares of Company Common Stock held by the Company ESOP immediately prior to the Effective Time shall be converted into the right to receive the Merger Consideration. Following the Effective Time, any unallocated shares of Buyer Common Stock held by the Company ESOP and any other remaining unallocated assets shall be deemed to be earnings and shall be allocated as earnings to the accounts of the Company ESOP participants, whether or not such participant is actively employed on the ESOP Termination Date, based on their account balances under the Company ESOP as of the ESOP Termination Date and distributed to the participants of the Company ESOP, except as may be required by applicable Law or the terms of the Company ESOP. No later than the day immediately prior to the Effective Time, contingent on the occurrence of the Closing, Company shall amend or shall cause the amendment of the Company ESOP to provide that distributions under the Company ESOP after the Effective Time shall be made only in the form of Buyer Common Stock except with respect to any fractional shares or other de minimis cash distributions, which shall be distributed in the form of cash, or as otherwise required by applicable Law. If applicable, Company shall provide Buyer with resolutions of the applicable governing body that the Company ESOP has been terminated in accordance with this Section 6.09(e); provided, that prior to terminating the Company ESOP, Company shall provide the form and substance of any applicable resolutions or amendments to Buyer for review and comment, which timely comments shall be considered in good faith.

(f) Effective as of the Effective Time, Buyer agrees to (i) assume and honor the terms and agreements with the Continuing Employees identified on Company Disclosure Schedule 6.09(f)(i) in accordance with their terms as of the date hereof; (ii) honor the agreements set forth on Company Disclosure Schedule 6.09(f)(ii); (iii) assume Company’s and Company Subsidiaries’ obligations under its defined benefit pension plan; (iv) assume Company’s and Company Subsidiaries’ obligations under its postretirement healthcare plan; (v) assume Company’s and Company Subsidiaries’ obligations under its supplemental executive retirement plans; and (vi) continue to provide retiree medical benefits on the same terms and conditions as are in effect immediately prior to the Effective Time.

(g) Without limiting the generality of Section 6.09(a), with respect to Company Benefit Plans providing cash bonus and incentive opportunities, (i) if the Effective Time occurs following the completion of the applicable performance period but prior to the regularly-scheduled date for payment of the cash bonus or incentive earned with respect to such performance period in accordance with the terms of such Company Benefit Plan, Company or its Subsidiaries may pay such earned cash bonus or incentive as of the Closing Date and, if not paid by Company or its Subsidiaries as of the Closing Date, Buyer or its Subsidiaries shall pay (or cause to be paid) such earned cash bonus or incentive no later than the first regularly-scheduled payroll date following the Closing Date and (ii) if the Effective Time occurs during an applicable performance period, Company or its Subsidiaries may pay a pro-rated cash bonus or incentive (pro-rated based on each eligible participant’s target opportunity, multiplied by the number of days from the beginning of the performance period to and including the Closing Date, over the total number of days in the performance period) to each eligible participant as of the Closing Date and, if not paid by Company or its Subsidiaries as of the Closing Date, Buyer or its Subsidiaries shall pay (or cause to be paid) such pro-rated cash bonus or incentive no later than the first regularly-scheduled payroll date following the Closing Date.

(h) Neither Buyer nor any of its Subsidiaries or representatives shall contact or attempt to contact directly any employees of the Company or its Subsidiaries at any time prior to the Effective Time, during which they are employed by Company or its Subsidiaries, with respect to employment with (or compensation and benefits from) Buyer or its Subsidiaries as of or following the Effective Time but shall instead initially coordinate all such communication through Company and its Subsidiaries, which shall provide Buyer with commercially reasonable opportunities to communicate with Company employees. No later than sixty (60) days following the date of this Agreement, Buyer shall communicate to each individual who could be a “disqualified individual” of the Company or its Subsidiaries within the meaning of Section 280G of the Code the compensation and benefits, if any, to be granted pursuant to any new employment agreement or other agreement, arrangement or contract to be entered into or negotiated by Buyer or its Subsidiaries with such individual prior to the Effective Time.

(i) On and after the date hereof, any broad-based employee notices or communication materials to be provided or communicated by Company with respect to employment, compensation or benefits matters addressed in this Agreement shall be subject to the prior prompt review and reasonable comment of Buyer, and Company shall consider in good faith revising such notice or communication to reflect any comments or advice that Buyer timely provides. Buyer shall review such broad-based communications no later than two (2) Business Days after Company provides same to Buyer. If Buyer does not provide review and comment within two (2) Business Days, Company shall not be in breach of this Section 6.09(e) by sending such communication without comment from Buyer.

(j) Nothing in this Agreement shall confer upon any employee, officer, director or consultant of Company or any of its Subsidiaries or affiliates any right to continue in the employ or service of Company, Buyer, or any Subsidiary or affiliate thereof, nor shall anything in this Agreement interfere with or restrict in any way the rights of Company, Buyer or any Subsidiary or affiliate thereof to discharge or terminate the services of any employee, officer, director or consultant of Company or any of its Subsidiaries or affiliates at any time for any reason whatsoever, with or without cause. Nothing in this Agreement shall be deemed to (i) establish, amend, or modify any Company Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) except as set forth herein, alter or limit the ability of the Buyer or any of its Subsidiaries or affiliates to amend, modify or terminate any particular Company Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time. Nothing in this Agreement, express or implied, is intended to or shall confer upon any person, including any current or former employee, officer, director or consultant of Company or any of its Subsidiaries or affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 6.10 Notification of Certain Changes. Buyer and Company shall promptly advise the other party of any change or event having, or which would reasonably be expected to have, a Material Adverse Effect with respect to it or which it believes would reasonably be expected to, cause or constitute a material breach of any of its representations, warranties or covenants contained in this Agreement. Prior to the Effective Time (and on the date prior to the Closing Date), Buyer and Company will supplement or amend their respective disclosure schedules delivered in connection with the execution of this Agreement to reflect any matter which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such disclosure schedule or which is necessary to correct any information in such disclosure schedule which has been rendered materially inaccurate. No supplement or amendment to the Buyer Disclosure Schedule or Company Disclosure Schedule shall have any effect for the purpose of determining satisfaction of the conditions set forth in Section 7.02(a) or Section 7.03(a), or compliance by Buyer or Company with the respective covenants and agreements.

Section 6.11 Current Information. During the period from the date of this Agreement to the Effective Time, Company will cause one or more of its designated representatives to confer on a regular and frequent basis (not less than weekly) with representatives of Buyer and to report the general status of Company’s financial affairs and the ongoing operations of Company and its Subsidiaries. Without limiting the foregoing, (A) Company agrees to provide to Buyer (i) a copy of each report filed by Company or any of its Subsidiaries with a Governmental Authority (if permitted by Law) within one (1) Business Day following its filing, and (ii) a consolidated balance sheet and a consolidated statement of operations, without related notes, within twenty (20) days after the end of each month, prepared in accordance with Company’s current financial reporting practices, and (B) Company shall provide Buyer, on a monthly basis, with a schedule of all new loans, leases, extensions of credit, and renewal loans, leases and extensions of credit, or any increase in any customer’s aggregate credit outstanding or lease commitment (whether or not subject to prior approval under Section 5.02(t)), and provide Buyer with a copy of, and the opportunity to discuss upon request, the relevant documentation for any loan, extension of credit, lease, or renewal.

Section 6.12 Board Packages. Company shall distribute by overnight mail or by electronic mail a copy of any Company or Company Bank board package, including the agenda and any draft minutes, to Buyer at the same time in which it distributes a copy to the board of directors of Company or Company Bank; provided, however, that Company shall not be required to provide to Buyer copies of any documents that disclose (i) confidential discussions of this Agreement or the transactions it contemplates or any third-party proposal to acquire control of Company, (ii) any matter that Company’s board of directors has been advised by counsel may violate a confidentiality obligation or fiduciary duty or any Law or regulation, including with respect to the disclosure of regulatory examination ratings or other confidential supervisory information, or may result in a waiver of Company’s attorney-client privilege or violate the privacy rights of any customer, or (iii) any information provided to Company’s or Company Bank’s board of directors or the Loan Committee of Company’s or Company Bank’s board of directors with respect to loan- or credit-related information, including, but not limited to, loan pricing or credit decisions.

Section 6.13 Transition; Informational Systems Conversion. From and after the date of this Agreement, Buyer and Company shall use their commercially reasonable efforts to facilitate the integration of Company with the business of Buyer following consummation of the transactions contemplated by this Agreement, and shall meet on a regular basis to discuss and plan for the conversion of the data processing and related electronic informational systems of Company and each of its Subsidiaries (the “Information Systems Conversion”) to those used by Buyer, which planning shall include, but not be limited to: (a) discussion of third-party service provider arrangements of Company and each of its Subsidiaries; (b) non-renewal, after the Effective Time, of personal property leases and software licenses used by Company and each of its Subsidiaries in connection with systems operations; (c) retention of outside consultants and additional employees to assist with the conversion; (d) outsourcing, as appropriate after the Effective Time, of proprietary or self-provided system services; and (e) any other actions necessary and appropriate to facilitate the conversion, as soon as practicable following the Effective Time; provided, however, that Company will not be required to take any actions or provide any information pursuant to this Section 6.13 that would, in the Company’s reasonable determination, violate applicable federal, state or local statutes, Laws, regulations, ordinances, rules, judgments, orders or decrees related to data protection or privacy. Buyer shall promptly reimburse Company for any reasonable out-of-pocket fees, expenses, or charges that Company may incur as a result of taking, at the request of Buyer, any action to facilitate the Information Systems Conversion.

Section 6.14 Access to Customers and Suppliers.

(a) Access to Customers. Company and Buyer will work together to promote good relations between Company Bank and its customers and to retain and grow Company Bank customer relationships prior to and after the Effective Time. Company and Buyer agree that it may be advisable from and after the date of this Agreement for representatives of Company Bank and/or of Buyer Bank to meet with Company Bank customers to discuss the business combination and related transactions contemplated by this Agreement with Company Bank customers. Meetings with Company Bank customers will only occur with the express, prior permission of Company Bank, will be arranged solely by Company Bank representatives, and will be jointly attended by representatives of both Company Bank and Buyer Bank. Company, however, will not be required to take any actions or provide any information pursuant to this Section 6.14 that would, in the Company’s reasonable determination, violate applicable federal, state or local statutes, Laws, regulations, ordinances, rules, judgments, orders or decrees related to data protection or privacy. Nothing in this Section 6.14 shall be deemed to prohibit representatives of Company Bank and Buyer Bank to meet with and communicate with their respective customers that may also be customers of the other party.

(b) Access to Suppliers. From and after the date of this Agreement, Company shall, upon Buyer’s reasonable request, introduce Buyer and its representatives to suppliers of Company and its Subsidiaries for the purpose of facilitating the integration of Company and its business into that of Buyer. Any interaction between Buyer and Company’s suppliers shall be coordinated by Company. Company shall have the right to participate in any discussions between Buyer and Company’s suppliers.

Section 6.15 Environmental Assessments.

(a) Company shall cooperate with and grant access to an environmental consulting firm selected by Buyer and reasonably acceptable to Company, during normal business hours (and at such other times as may be agreed), to any real property (including buildings or other structures) currently owned or operated by Company or any of its Subsidiaries for the purpose of conducting (i) Phase I Assessments

(which also may include an evaluation of asbestos containing materials, polychlorinated biphenyls, lead based paint, lead in drinking water, mold, and radon); (ii) if necessary or appropriate in Buyer’s reasonable judgment based upon the results of the Phase I Assessments, Phase II Environmental Assessments, including subsurface investigation of soil, soil vapor, and groundwater (“Phase II Assessment”); and/or (iii) surveys and sampling of indoor air and building materials for the presence of radon, asbestos containing materials, mold, microbial matter, polychlorinated biphenyls, and other Hazardous Substances. Buyer and its environmental consulting firm shall conduct all environmental assessments pursuant to this Section 6.15 at mutually agreeable times and so as to eliminate or minimize to the greatest extent possible interference with Company’s operation of its business, and Buyer shall maintain or cause to be maintained reasonably adequate insurance with respect to any assessment conducted. Buyer shall be required to restore each property to substantially its pre-assessment condition. All costs and expenses incurred in connection with any Phase I or Phase II Assessment and any restoration and clean up shall be borne solely by Buyer.

(b) To the extent requested by Buyer, each environmental assessment shall include an estimate by the environmental consulting firm preparing such environmental assessment of the costs of investigation, monitoring, personal injury, property damage, clean up, remediation, penalties, fines or other liabilities, as the case may be, relating to the “potential environmental condition(s)” or “recognized environmental condition(s)” or other conditions which are the subject of the environmental assessment.

Section 6.16 Shareholder Litigation and Claims. In the event that any shareholder litigation related to this Agreement or the Merger or the other transactions contemplated by this Agreement is brought or, to Company’s Knowledge, threatened, against Company and/or the members of the board of directors of Company prior to the Effective Time, Company shall consult with Buyer regarding the defense or settlement of the litigation, and no such settlement shall be agreed to without Buyer’s prior written consent (not to be unreasonably withheld, conditioned or delayed). Company shall (i) promptly notify Buyer of any shareholder litigation brought, or threatened, against Company and/or members of the board of directors of Company, (ii) keep Buyer reasonably informed with respect to the litigation’s status; provided, however, that no information need to be provided if doing so would jeopardize the attorney-client privilege or contravene any Law or binding agreement entered into prior to the date of this Agreement, and (iii) give Buyer the opportunity to participate at its own expense in the defense or settlement of any shareholder litigation. Company shall consult with Buyer regarding the selection of counsel to represent Company in any such shareholder litigation.

Section 6.17 Company Directors. Company shall use commercially reasonable efforts to deliver to Buyer resignations of those members of the board of directors of Company, Company Bank, and any of their Subsidiaries requested in writing by Buyer at least five (5) days prior to the Closing Date, with each such resignation to be effective as of the Effective Time.

Section 6.18 Election of Certain Company Directors to Boards of Directors of Buyer and Buyer Bank.

(a) In accordance with the provisions set forth in Buyer’s Articles of Organization and Bylaws, the board of directors of Buyer will take all actions necessary so that four (4) directors of Company immediately prior to the Effective Time will be appointed to the board of directors of Buyer as of the Effective Time (such appointed directors, the “Company designated directors”). The Company designated directors will include Denis Sheahan, and the remaining three will be directors of Company selected by Buyer upon consultation with Company, who shall be independent of Buyer in accordance with applicable stock exchange standards. Denis Sheahan will become a member of the class of Buyer’s board of directors whose term will expire at Buyer’s 2024 annual meeting; one other Company designated director, as mutually agreed to by Company and Buyer, will become a member of the class of Buyer’s board of directors whose term will expire at Buyer’s 2025 annual meeting; and the remaining two Company designated directors, as mutually agreed to by Company and Buyer, will become members of the class of Buyer’s board of directors whose term will expire at Buyer’s 2026 annual meeting. Subject in each case to the concurrence of Buyer’s Nominating and Governance Committee, (i) at Buyer’s 2024 annual meeting of shareholders, Denis Sheahan shall be nominated by Company’s board of directors for election at such meeting to hold office for a term expiring at the 2027 annual meeting of shareholders, (ii) at Buyer’s 2025 annual meeting of shareholders, the Company designated director whose term expires at that meeting shall be nominated by Company’s board of directors for election at such meeting to hold office for a term expiring at the 2028 annual meeting of shareholders, and (iii) at Buyer’s 2026 annual meeting of shareholders, the Company designated directors whose terms expire at that meeting shall be nominated by Company’s board of directors for election at such meeting to hold office for a term expiring at the 2029 annual meeting of shareholders. If Buyer’s 2024 annual meeting occurs before the Effective Time, Buyer, in consultation with Company, shall adjust the immediately preceding sentence to preserve the intent thereof. Buyer shall recommend that its shareholders vote in favor of the election of such nominee.

(b) In accordance with the provisions set forth in Buyer Bank’s Articles of Organization and Bylaws, the board of directors of Buyer Bank shall adopt resolutions prior to the Closing appointing the Company designated directors specified in Section 6.18(a) to serve on the board of directors of Buyer Bank, effective as of and subject to the occurrence of the Effective Time.

Section 6.19 Third Party Consents. Company shall use all commercially reasonable efforts to obtain the Company Third Party Consents prior to Closing.

Section 6.20 Coordination.

(a) Company and Company Bank shall take any actions Buyer may reasonably request prior to the Effective Time to facilitate the consolidation of the operations of Company Bank with Buyer Bank following consummation of the transactions contemplated by this Agreement, including, without limitation, the preparation and filing of all documentation that is necessary or desirable to obtain all permits, consents, approvals and authorizations of third parties or Governmental Authorities to close and/or consolidate any Buyer Bank or Company Bank branches or facilities and furnishing information and otherwise cooperating with Buyer in the marketing and sale to third parties, contingent on the Effective Time, of any owned or leased real property or tangible property associated with any such branches or facilities. Company shall give due consideration to Buyer’s input, with the understanding that, notwithstanding any other provision contained in this Agreement, neither Buyer nor Buyer Bank shall under any circumstance be permitted to exercise control of Company or any of its Subsidiaries prior to the Effective Time. Company and Company Bank shall permit representatives of Buyer Bank to be onsite at Company Bank during normal business hours to facilitate consolidation of operations and assist with any other coordination efforts as necessary.

(b) Upon Buyer’s reasonable request and consistent with GAAP, the rules and regulations of the SEC and applicable banking Laws and regulations, (i) each of Company and its Subsidiaries shall modify or change its loan, OREO, accrual, reserve, tax, litigation, and real estate valuation policies and practices (including loan classifications and levels of reserves) so as to be applied on a basis that is consistent with that of Buyer and (ii) Company shall make such accruals under the Company Benefit Plans as Buyer may reasonably request to reflect the benefits payable under such Company Benefit Plans upon the completion of the Merger. Notwithstanding the foregoing, no such modifications, changes, or divestitures of the type described in this Section 6.20(b) need be made prior to the satisfaction of the conditions set forth in Section 7.01(a) and Section 7.01(b).

Section 6.21 Stock Exchange De-listing. Prior to the Closing, Company shall cooperate with Buyer and use commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of Nasdaq to enable the de-listing by the Surviving Entity of the Company Common Stock from Nasdaq and the deregistration of the Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time.

(a) Company and Company Bank shall, consistent with GAAP and regulatory accounting principles, use their commercially reasonable efforts to implement at Buyer’s request internal control procedures which are consistent with Buyer’s and Buyer Bank’s current internal control procedures to allow Buyer to fulfill its reporting requirement under Section 404 of the Sarbanes-Oxley Act; provided, however, that no such modifications, changes, or divestitures need be made prior to the satisfaction of the conditions set forth in Section 7.01(a) and Section 7.01(b).

(b) No accrual or reserve or change in policy or procedure made by Company or any of its Subsidiaries pursuant to this Section 6.20 shall constitute or be deemed to be a breach, violation, of or failure to satisfy any representation, warranty, covenant, agreement, condition, or other provision of this Agreement or otherwise be considered in determining whether any such breach, violation, or failure to satisfy shall have occurred. The recording of any such adjustment shall not be deemed to imply any misstatement of previously furnished financial statements or information and shall not be construed as concurrence of Company or its management with any such adjustments.

(c) Subject to Section 6.20 Section 6.20(b), Buyer and Company shall cooperate (i) to minimize any potential adverse impact to Buyer under ASC 805, and (ii) to maximize potential benefits to Buyer and its Subsidiaries under Section 382 of the Code in connection with the transactions contemplated by this Agreement, in each case consistent with GAAP, the rules and regulations of the SEC, and applicable banking Laws.

Section 6.22 Coordination of Dividends. After the date of this Agreement, each of Buyer and Company shall coordinate with the other the payment of dividends with respect to the Buyer Common Stock and Company Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties that holders of Company Common Stock shall not receive two dividends, or fail to receive one dividend, for any single calendar quarter with respect to their shares of Company Common Stock or any share of Buyer Common Stock that any such holder receives in exchange for such shares of Company Common Stock in the Merger. In furtherance of the foregoing, (a) starting with the dividend for the fourth quarter of 2023, if the Company’s board of directors chooses to declare a regular quarterly dividend, it shall cause its dividend record dates and payments dates for Company Common Stock to be similar to the regular quarterly dividend record dates and payments dates for Buyer Common Stock and (b) if Buyer’s board of directors chooses to declare a regular quarterly dividend, Buyer’s board of directors shall cause its dividend record dates and payments dates for Buyer Common Stock to be continue the substantially similar to the record and payment date schedules as Buyer has utilized in the past.

Section 6.23 Section 16(a). Prior to the Effective Time, Buyer shall, as applicable, take all such steps as may be required to cause any acquisitions of Buyer Common Stock resulting from the transactions contemplated by this Agreement by each individual who may be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Buyer to be exempt under Rule 16b-3 promulgated under the Exchange Act. Company agrees to promptly furnish Buyer with all requisite information necessary for Buyer to take the actions contemplated by this Section 6.23.

Section 6.24 Takeover Restrictions. None of Company, Buyer or their respective boards of directors shall take any action that would cause any Takeover Restriction to become applicable to this Agreement, the Merger or any of the other transactions contemplated by this Agreement, and each shall take all necessary steps to exempt (or ensure the continued exemption of) the Merger and the other transactions contemplated from any applicable Takeover Restriction now or hereafter in effect. If any Takeover Restriction may become, or may purport to be, applicable to the transactions contemplated by this Agreement, each party and the members of their respective boards of directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated and otherwise act to eliminate or minimize the effects of any Takeover Restriction on any of the transactions contemplated by this Agreement, including, if necessary, challenging the validity or applicability of any such Takeover Restriction.

Section 6.25 Classified Loans. Company and Buyer shall promptly after the end of each quarter after the date hereof and upon Closing provide Buyer and Company, respectively, with a complete and accurate list, including the amount, of all Loans subject to each type of classification of the Company Classified Loans and Buyer Classified Loans, respectively.

Section 6.26 Asset Disposition.

(a) Completion of Asset Disposition. Buyer agrees to use all commercially reasonable efforts to complete the sale of assets (the “Asset Disposition ”) under that certain Asset Purchase Agreement dated as of the date of this Agreement between Buyer and Arthur J. Gallagher Risk Management Services, LLC (the “Asset Disposition Agreement”) consistent in all material respects with the terms of the Asset Disposition Agreement in effect as of the date of this Agreement.

(b) Good Faith Negotiations. If, on or before the Approval Date, Buyer has not completed the Asset Disposition consistent in all material respects with the terms of the Asset Disposition Agreement, Buyer and Company shall discuss in good faith whether and on what terms to proceed with the transactions contemplated by this Agreement. For avoidance of doubt, neither Buyer nor Company shall have any obligation to amend this Agreement.

Section 6.27 Company Foundation.

(a) Company represents that the board of directors of the Company Bank Charitable Foundation is currently comprised of the individuals set forth on Company Disclosure Schedule Section 6.27. The Company shall use its commercially reasonable efforts to cause those individuals to remain on the board of directors of the Company Bank Charitable Foundation until the Effective Time.

(b) Company shall use its best efforts to take all necessary action to, effective as of the Effective Time, (i) have the then current directors and officers of the Company Bank Charitable Foundation resign, (ii) appoint the individuals who then serve as directors and officers of the Buyer Bank Charitable Foundation to also serve as directors and officers of the Company Bank Charitable Foundation, (iii) also appoint two individuals designated by the Company to serve as directors of the Company Bank Charitable Foundation, and (iv) change the name of the Company Charitable Foundation to “Eastern Bank – Cambridge Trust Company Charitable Foundation.

ARTICLE VII

CONDITIONS TO CONSUMMATION OF THE MERGER

Section 7.01 Conditions to Obligations of the Parties to Effect the Merger. The respective obligations of Buyer and Company to consummate the Merger are subject to the fulfillment or, to the extent permitted by applicable Law, written waiver by the parties prior to the Closing Date of each of the following conditions:

(a) Shareholder Approvals. The Requisite Company Shareholder Approval and the Requisite Buyer Shareholder Approval shall have been obtained.

(b) Regulatory Approvals. All Regulatory Approvals and all other consents and approvals of a Governmental Authority required to consummate the Merger and Holdco Merger shall have been obtained and shall remain in full force and effect and all statutory waiting periods shall have expired or been terminated.

(c) No Injunctions or Restraints; Illegality. No judgment, order, injunction, or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of any of the transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, injunction, or decree shall have been enacted, entered, promulgated, or enforced by any Governmental Authority that prohibits or makes illegal the consummation of any of the transactions contemplated by this Agreement.

(d) Effective Registration Statement. The Registration Statement shall have become effective and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC or any other Governmental Authority.

(e) Nasdaq Listing. The shares of Buyer Common Stock issuable pursuant to the Merger shall have been listed on Nasdaq, subject to official notice of issuance.

(f) Asset Disposition. The Asset Disposition under the Asset Disposition Agreement shall have occurred consistent in all material respects with the terms of the Asset Disposition Agreement in effect as of the date of this Agreement.

Section 7.02 Conditions to Obligations of Buyer. The obligations of Buyer to consummate the Merger are subject to the fulfillment or written waiver by Buyer prior to the Closing Date of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of Company set forth in (i) Section 3.03 (after giving effect to the lead-in to Article III) shall be true and correct (other than such failures to be true and correct as are de minimis) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date) and (ii) Section 3.02, Section 3.05, Section 3.06, Section 3.08, Section 3.10(a), Section 3.16 and Section 3.35 (in each case, after giving effect to the lead-in to Article III) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date). All other representations of Company set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article III) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date); provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on Company. Buyer shall have received a certificate, dated as of the Closing Date, signed on behalf of Company by the Chief Executive Officer and the Chief Financial Officer of Company to the foregoing effect.

(b) Performance of Obligations of Company. Company shall have performed and complied with all of its covenants and other obligations under this Agreement in all material respects at or prior to the Closing Date, and Buyer shall have received a certificate, dated the Closing Date, signed on behalf of Company by the Chief Financial Officer and Chief Executive Officer of Company to that effect.

(c) No Burdensome Condition. No Burdensome Condition shall exist with respect to Regulatory Approval required for consummation of the Merger and Holdco Merger.

(d) Tax Opinion. Buyer shall have received an opinion from Nutter, McClennen & Fish, LLP (or other nationally recognized tax counsel reasonably acceptable to Buyer), dated as of the Closing Date, in substance and form reasonably satisfactory to Buyer to the effect that, on the basis of the facts, representations, and assumptions set forth in such opinion, the Merger and the Holdco Merger, taken together, will be treated for federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering its opinion, Nutter, McClennen & Fish, LLP may require and rely upon representations contained in certificates of officers of each of Company and Buyer.

(e) Other Actions. Company shall have furnished Buyer with such certificates of its officers or others and such other documents to evidence fulfillment of the conditions set forth in Section 7.02 as Buyer may reasonably request.

Section 7.03 Conditions to Obligations of Company. The obligations of Company to consummate the Merger also are subject to the fulfillment or written waiver by Company prior to the Closing Date of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of Buyer set forth in (i) Section 4.03 (after giving effect to the lead-in to Article IV) shall be true and correct (other than such failures to be true and correct as are de minimis) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date), and (ii) Section 4.02, Section 4.06, Section 4.08, Section 4.10(a) and Section 4.17 (in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date). All other representations of Buyer set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date); provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on Buyer. Company shall have received a certificate, dated as of the Closing Date, signed on behalf of Buyer by the Chief Executive Officer and the Chief Financial Officer of Buyer to the foregoing effect.

(b) Performance of Obligations of Buyer. Buyer shall have performed and complied with all of its covenants and other obligations under this Agreement in all material respects at or prior to the Closing Date, and Company shall have received a certificate, dated as of the Closing Date, signed on behalf of Buyer by the Chief Executive Officer and the Chief Financial Officer of Buyer to that effect.

(c) Tax Opinion. Company shall have received an opinion from Hogan Lovells US LLP (or other nationally recognized tax counsel reasonably acceptable to Company), dated as of the Closing Date, in substance and form reasonably satisfactory to Company to the effect that, on the basis of the facts, representations, and assumptions set forth in such opinion, the Merger and the Holdco Merger, taken together, will be treated for federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering its opinion, Hogan Lovells US LLP may require and rely upon representations contained in certificates of officers of each of Company and Buyer.

(d) Other Actions. Buyer shall have furnished Company with such certificates of their respective officers or others and such other documents to evidence fulfillment of the conditions set forth in Section 7.01 and Section 7.02 as Company may reasonably request.

Section 7.04 Frustration of Closing Conditions. Neither Buyer nor Company may rely on the failure of any condition set forth in Section 7.01, Section 7.02, or Section 7.03, to be satisfied if such failure was caused by such party’s failure to use commercially reasonable efforts to consummate the Merger, as required by and subject to Section 6.01.

ARTICLE VIII

TERMINATION

Section 8.01 Termination. This Agreement may be terminated and the Merger, the Holdco Merger and the Bank Merger may be abandoned, whether before or after receipt of the Requisite Company Shareholder Approval or the Requisite Buyer Shareholder Approval (in each case, unless otherwise specified in this Section 8.01) by action take or authorized by the board of directors of Company or the board of directors of Buyer, as applicable, as follows:

(a) Mutual Consent. At any time prior to the Effective Time, by the mutual written consent of Buyer and Company.

(b) No Regulatory Approval. By either Buyer or Company, in the event the approval of any Governmental Authority required for consummation of the Merger or Holdco Merger shall have been denied by final, nonappealable action by such Governmental Authority or an application seeking approval of the Merger or Holdco Merger shall have been permanently withdrawn at the request of a Governmental Authority, unless the failure to obtain such approval shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such party set forth herein.

(c) Breach of Representations and Warranties. By either Buyer or Company (provided that the terminating party is not then in material breach of any representation, warranty, covenant, or other agreement in this Agreement in a manner that would entitle the other party not to consummate the Merger, the Holdco Merger or Bank Merger) if there shall have been a breach of any of the representations or warranties set forth in this Agreement on the part of Buyer, in the case of a termination by Company, or Company, in the case of a termination by Buyer, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.02, in the case of a termination by Buyer, or Section 7.03, in the case of a termination by Company, and which is not cured by the earlier of the End Date and thirty (30) days following written notice to Company, in the case of a termination by Buyer, or Buyer, in the case of a termination by Company, or by its nature or timing cannot be cured during such period.

(d) Breach of Covenants. By either Buyer or Company (provided that the terminating party is not then in material breach of any representation, warranty, covenant, or other agreement in this Agreement in a manner that would entitle the other party not to consummate the Merger, the Holdco Merger or Bank Merger) if there shall have been a material breach of any of the covenants or agreements set forth in this Agreement on the part of the other party which shall not have been cured by the earlier of the End Date or thirty (30) days following written notice to the party committing the breach from the other party, or if the breach, by its nature or timing, cannot be cured during such period.

(e) Delay. By either Buyer or Company if the Merger shall not have been consummated on or before the first anniversary of the date of this Agreement (the “End Date”), unless the failure of the Closing to occur by that date shall be due to a material breach of this Agreement by the party seeking to terminate this Agreement.

(f) Failure to Recommend.

(i) By Buyer, prior to such time as the Requisite Company Shareholder Approval is obtained, (A) if a Company Adverse Recommendation Change shall have occurred or, or (B) upon a Willful Breach of Section 6.02(a) or Section 6.07 by Company (it being understood that nothing in this Section 8.01(f)(i)(B) is intended to modify the rights of Buyer and obligations of Company with respect to a Willful Breach of this Agreement by Company as provided in Section 8.02 or Section 8.03).

(ii) By Company, prior to such time as the Requisite Buyer Shareholder Approval is obtained, (A) if a Buyer Adverse Recommendation Change shall have occurred, or (B) upon a Willful Breach of Section 6.02(b) or Section 6.07 by Buyer (it being understood that nothing in this Section 8.01(f)(ii)(B) is intended to modify the rights of Company and obligations of Buyer with respect to a Willful Breach of this Agreement by Buyer as provided in Section 8.02 or Section 8.03).

(g) No Shareholder Approval.

(i) By either Buyer or Company (provided in the case of Company that it shall not be in material breach of any of its obligations under Section 6.02(a) and Section 6.07), if the Requisite Company Shareholder Approval shall not have been obtained by reason of the failure to obtain the required vote at the Company Meeting; or

(ii) by either Buyer or Company (provided in the case of Buyer that it shall not be in material breach of any of its obligations under Section 6.02(b) and Section 6.07), if the Requisite Buyer Shareholder Approval shall not have been obtained by reason of the failure to obtain the required vote at the Buyer Meeting.

Section 8.02 Termination Fee. In recognition of the efforts, expenses and other opportunities foregone by Buyer and Company while structuring and pursuing the Merger:

(a)

(i) Company shall pay to Buyer by wire transfer of immediately available funds a termination fee equal to $21.0 million (the “Termination Fee”) in the event Buyer terminates this Agreement pursuant to Section 8.01(f)(i), in which case Company shall pay the Termination Fee as promptly as practicable (but in any event within three (3) Business Days of termination); and

(ii) Buyer shall pay to Company by wire transfer of immediately available funds a termination fee equal to the Termination Fee in the event Company terminates this Agreement pursuant to Section 8.01(f)(ii), in which case Buyer shall pay the Termination Fee as promptly as practicable (but in any event within three (3) Business Days of termination).

(b) In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Company Acquisition Proposal shall have been communicated to or otherwise made known to the board of directors or senior management of Company or shall have been made directly to its shareholders generally or any person shall have publicly announced (and not withdrawn at least two (2) Business Days prior to the Company Meeting) a Company Acquisition Proposal and (A) thereafter this Agreement is terminated by either Buyer or Company pursuant to Section 8.01(e) without the Requisite Company Shareholder Approval having been obtained or pursuant to Section 8.01(g)(i) or (B) thereafter this Agreement is terminated by Buyer pursuant to Section 8.01(c) or Section 8.01(d), and (C) prior to the date that is twelve (12) months after the date of such termination, Company enters into a definitive agreement or consummates a transaction with respect to a Company Acquisition Proposal (whether or not the same Company Acquisition Proposal as that referred to above), then Company shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay Buyer, by wire transfer of same day funds, a fee equal to the Termination Fee.

(c) In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Buyer Acquisition Proposal shall have been communicated to or otherwise made known to the board of directors or senior management of Buyer or shall have been made directly to its shareholders generally or any person shall have publicly announced (and not withdrawn at least two (2) Business Days prior to the Buyer Meeting) a Buyer Acquisition Proposal and (A) thereafter this Agreement is terminated by either Company or Buyer pursuant to Section 8.01(e) without the Requisite Buyer Shareholder Approval having been obtained or pursuant to Section 8.01(g)(ii) or (B) thereafter this Agreement is terminated by Company pursuant to Section 8.01(c) or Section 8.01(d), and (C) prior to the date that is twelve (12) months after the date of such termination, Buyer enters into a definitive agreement or consummates a transaction with respect to a Buyer Acquisition Proposal (whether or not the same Buyer Acquisition Proposal as that referred to above), then Buyer shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay Company, by wire transfer of same day funds, a fee equal to the Termination Fee.

(d) If this Agreement is terminated by either Company or Buyer (i) pursuant to Section 8.01(e), and at the time of such termination, the condition set forth in Section 7.01(f) is not satisfied, and (ii) at the time of such termination, all conditions set forth in Section 7.01, Section 7.02 and Section 7.03 (other than the condition set forth in Section 7.01(f)) have been satisfied (or if any such conditions are by their nature to be satisfied at the Closing, would have been capable of being satisfied or, to the extent permitted by applicable Law, waived on the date of such termination), then Buyer shall reimburse Company for expenses actually incurred by Company, or which Company is contractually obligated to pay, in connection with this Agreement and the transactions contemplated hereby within two (2) Business Days after the later of such termination or Company’s written notice to Buyer of the expenses and corresponding amounts for which Company seeks reimbursement under this sentence.

(e) Company and Buyer each agree that the agreements contained in this Section 8.02 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Buyer would not enter into this Agreement; accordingly, if Company fails promptly to pay any amounts due under this Section 8.02 and, in order to obtain such payment, Buyer commences a suit that results in a judgment against Company for such amounts, Company shall pay interest on such amounts from the date payment of such amounts were due to the date of actual payment at the rate of interest equal to the sum of (x) the rate of interest published from time to time in The Wall Street Journal, Eastern Edition (or any successor publication), designated therein as the prime rate on the date such payment was due, (y) plus 200 basis points, together with the costs and expenses of Buyer (including reasonable legal fees and expenses) in connection with the suit. The amounts payable by Company and Buyer pursuant to this Section 8.02, constitute liquidated damages and not a penalty, and, except in the case of fraud or a Willful Breach, shall be the sole monetary remedy of the other party in the event of a termination of this Agreement specified in this Section 8.02.

(f) Notwithstanding anything to the contrary set forth in this Agreement, if Company pays or causes to be paid to Buyer or to Buyer Bank the Termination Fee, neither Company nor Company Bank (or any successor in interest of Company or Company Bank) nor any of their officers, directors or affiliates will have any further obligations or liabilities to Buyer or Buyer Bank with respect to this Agreement or the transactions contemplated by this Agreement, and if Buyer pays or causes to be paid to Company or to Company Bank the Termination Fee or the expense reimbursement under Section 8.02(d), neither Buyer nor Merger Sub nor Buyer Bank (or any successor in interest of Buyer or Buyer Bank) nor any of their officers, directors or affiliates will have any further obligations or liabilities to Company or Company Bank with respect to this Agreement or the transactions contemplated by this Agreement, in each case except in the case of fraud or a Willful Breach.

Section 8.03 Effect of Termination. In the event of termination of this Agreement pursuant to this Article VIII, no party to this Agreement shall have any liability or further obligation to any other party other than as set forth in Section 8.02, provided, however, termination will not relieve a breaching party from liability for fraud or any Willful Breach of any covenant, agreement, representation, or warranty of this Agreement giving rise to such termination and provided that in no event will a party be liable for any punitive damages.

ARTICLE IX

DEFINITIONS

Section 9.01 Definitions. The following terms are used in this Agreement with the meanings set forth below:

“Acquisition Agreement” has the meaning set forth in Section 6.07(b)(ii).

“Affiliate” means, with respect to any Person, any other Person controlling, controlled by or under common control with such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of power to direct or cause the direction of the management and policies of a Person whether through the ownership of voting securities, by contract or otherwise.

“Agreement” means this Agreement and Plan of Merger (including exhibits and disclosure schedules), as amended or modified in accordance with Section 10.02.

“Approval Date” has the meaning set forth in Section 1.02.

“Articles of Holdco Merger” has the meaning set forth in Section 1.03(b).

“Articles of Merger” has the meaning set forth in Section 1.03(a).

“Asset Disposition” has the meaning set forth in Section 6.26(a).

“Asset Disposition Agreement” has the meaning set forth in Section 6.26(a).

“Bank Merger” has the meaning set forth in the Background Statements.

“Bank Secrecy Act” means the Bank Secrecy Act of 1970, as amended.

“BHC Act” means the Bank Holding Company Act of 1956, as amended.

“BOLI” has the meaning set forth in Section 3.33(b).

“Burdensome Conditions” has the meaning set forth in Section 6.04(a).

“Business Day” means Monday through Friday of each week, except a legal holiday recognized as such by the U.S. government or any day on which banking institutions in The Commonwealth of Massachusetts are authorized or obligated to close.

“Buyer” has the meaning set forth in the preamble to this Agreement.

“Buyer 401(k) Plan” has the meaning set forth in Section 6.09(d).

“Buyer Acquisition Proposal” means other than the transactions contemplated by this Agreement, any offer, inquiry or proposal relating to, or any third party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 20% or more of the consolidated assets of Buyer and its Subsidiaries or 20% or more of any class of equity or voting securities of Buyer or its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of Buyer, (ii) any tender offer or exchange offer that, if consummated, would result in such third party beneficially owning 20% or more of any class of equity or voting securities of Buyer or its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of Buyer, or (iii) a merger, consolidation, share exchange or other business combination, reorganization or similar transaction involving Buyer or its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of Buyer.

“Buyer Adverse Recommendation Change” has the meaning set forth in Section 6.07(b)(iii).

“Buyer Balance Sheet Date” has the meaning set forth in Section 4.10(a).

“Buyer Bank” has the meaning set forth in the preamble to this Agreement.

“Buyer Bank Charitable Foundation” means the Eastern Bank Foundation.

“Buyer Benefit Plans” has the meaning set forth in Section 4.18(a).

“Buyer Board Recommendation” has the meaning set forth in Section 6.02(b).

“Buyer Classified Loans” has the meaning set forth in Section 4.24(a).

“Buyer Common Stock” means the common stock, $0.01 par value per share, of Buyer.

“Buyer Covered Person” has the meaning set forth in Section 4.36.

“Buyer Disclosure Schedule” has the meaning set forth in Section 4.01(a).

“Buyer Equity Plan” means the Eastern Bankshares, Inc. 2021 Equity Incentive Plan.

“Buyer ESOP” means the Eastern Bankshares, Inc. Employee Stock Ownership Plan, as amended and restated effective as of January 1, 2020.

“Buyer Insurance Policies” means all of the material insurance policies, binders, or bonds currently maintained by Buyer and its Subsidiaries, other than credit-life policies.

“Buyer Intervening Event” means a material event, fact, circumstance, development or occurrence which is unknown and not reasonably foreseeable to or by the board of directors of Buyer as of the date hereof (and does not relate to a Buyer Superior Proposal) but becomes known to or by the board of directors of Buyer prior to obtaining the Requisite Buyer Shareholder Approval; provided, however, that in no event shall any of the following constitute or be taken into account in determining whether a “Buyer Intervening Event” has occurred: (a) the receipt, terms or existence of any Buyer Acquisition Proposal or any matter relating thereto, (b) any action taken by Company or Buyer pursuant to and in compliance with the covenants and agreements set forth in this Agreement, and any consequences of such actions, (c) changes in the market price or trading volume of the capital stock of Company or Buyer or any of their respective Subsidiaries, or (d) Company or Buyer or any of their respective Subsidiaries meeting, exceeding or failing to meet any internal or publicly announced financial projections, forecasts, guidance, estimates or budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position or results of operations for any period; provided, further, that, with respect to the foregoing clauses (c) and (d), the underlying causes of such change, meeting, exceedance or failure may otherwise constitute or be taken into account in determining whether a “Buyer Intervening Event” has occurred if not falling into the foregoing clauses (a) and (b) of this definition.

“Buyer Lease Options” has the meaning set forth in Section 4.31(c).

“Buyer Leased Real Property” has the meaning set forth in Section 4.31(c).

“Buyer Leases” has the meaning set forth in Section 4.31(c).

“Buyer Loan Property” has the meaning set forth in Section 4.21(a).

“Buyer Material Contract” has the meaning set forth in Section 4.13(a).

“Buyer Meeting” has the meaning set forth in Section 6.02(b).

“Buyer Owned Real Property” has the meaning set forth in Section 4.31(b).

“Buyer Pension Plans” has the meaning set forth in Section 4.18(b).

“Buyer PRSU” means a restricted stock unit with respect to Buyer Common Stock that vests based on performance-based vesting criteria.

“Buyer Real Property” has the meaning set forth in Section 4.31(c).

“Buyer Regulatory Agreement” has the meaning set forth in Section 4.14.

“Buyer Reports” has the meaning set forth in Section 4.08(a).

“Buyer RSA” has the meaning set forth in Section 2.07(c).

“Buyer RSU” means a restricted stock unit with respect to Buyer Common Stock.

“Buyer Share Issuance” has the meaning set forth in Section 3.07(a).

“Buyer Superior Proposal” means any unsolicited bona fide written Buyer Acquisition Proposal with respect to more than 50% of the outstanding shares of capital stock of Buyer or substantially all of the assets of Buyer that is (a) on terms which the board of directors of Buyer determines in good faith after taking into account all the terms and conditions of the Buyer Acquisition Proposal and this Agreement (including any proposal by the other party to this Agreement to adjust the terms and conditions of this Agreement), including any breakup fees, expense reimbursement provisions, conditions to and expected timing and risks of consummation, the form of consideration offered and the ability of the person making such proposal to obtain financing for such Buyer Acquisition Proposal, after consultation with its financial advisor, to be more favorable from a financial point of view to Buyer’s shareholders than the transactions contemplated by this Agreement, (b) that constitutes a transaction that, in the good faith judgment of the board of directors of Buyer, is reasonably likely to be consummated on the terms set forth, taking into account all legal, financial, regulatory, and other aspects of the proposal, and (c) for which financing, to the extent required, is then committed pursuant to a written commitment letter.

“Buyer Third Party Consents” has the meaning set forth in Section 4.13(c).

“Buyer VWAP” means volume-weighted average trading price of a share of Buyer Common Stock on Nasdaq (or if Buyer Common Stock is not then listed on Nasdaq, the principal securities market on which Buyer Common Stock is then listed or quoted).

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act.

“CECL” means Current Expected Credit Losses, a credit loss accounting standard that was issued by the Financial Accounting Standards Boards on June 16, 2016, pursuant to Accounting Standards Update (ASU) No. 2016, Topic 326, as amended.

“Chosen Courts” has the meaning set forth in Section 10.07(b).

“Closing” and “Closing Date” have the meanings set forth in Section 1.02.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commissioner” has the meaning set forth in Section 3.07(a).

“Community Reinvestment Act” or “CRA” means the Community Reinvestment Act of 1977, as amended.

“Company” has the meaning set forth in the preamble to this Agreement.

“Company 401(k) Plan” has the meaning set forth in Section 6.09(d).

“Company Acquired Mortgage Loan” means any Company Mortgage Loan originated or purchased by Company or any Company Subsidiary (including Company Bank).

“Company Acquisition Proposal” means other than the transactions contemplated by this Agreement, any offer, inquiry or proposal relating to, or any third party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 20% or more of the consolidated assets of Company and its Subsidiaries or 20% or more of any class of equity or voting securities of Company or its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of Company, (ii) any tender offer or exchange offer that, if consummated, would result in such third party beneficially owning 20% or more of any class of equity or voting securities of Company or its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of Company, or (iii) a merger, consolidation, share exchange or other business combination, reorganization or similar transaction involving Company or its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of Company.

“Company Adverse Recommendation Change” has the meaning set forth in Section 6.07(b)(ii).

“Company Applicable Requirements” means, as of the time of reference, (A) all applicable laws and published guidelines of Fannie Mae, Freddie Mac or Ginnie Mae, the Federal Housing Administration, the U.S. Department of Veterans Affairs, the U.S. Department of Agriculture, and any other entity (other than Company and the Company Subsidiaries) to or with which a Company Mortgage Loan (including a Company Owned Mortgage Loan, Company Acquired Mortgage Loan and a Company Serviced Mortgage Loan) is or has been sold, transferred, serviced, pooled, securitized, or insured, in each case relating to the origination (including the taking, processing and underwriting of the relevant Company Mortgage Loan application and the closing or funding of the relevant Company Mortgage Loan), purchase, assignment, sale, pooling, servicing, subservicing or enforcement of, or filing of claims in connection with, any Company Mortgage Loan at the relevant time, (B) all of the terms of the mortgage note, security instrument and any other related loan documents relating to each Company Mortgage Loan, (C) all requirements set forth in the Company Servicing Agreements, (D) any law, statute, regulation, order, award, decision, injunction, judgment, ruling, decree, charge, writ, subpoena or verdict entered, issued, made or rendered by any Governmental Authority or arbitrator applicable to any Company Mortgage Loans and (E) all requirements set forth in the credit, underwriting, servicing and collection policies and procedures of Company and the Company Subsidiaries (including Company Bank).

“Company Balance Sheet Date” has the meaning set forth in Section 3.10(a).

“Company Bank” has the meaning set forth in the preamble to this Agreement.

“Company Bank Charitable Foundation” means the Cambridge Trust Charitable Foundation.

“Company Benefit Plans” has the meaning set forth in Section 3.17(a).

“Company Board Recommendation” has the meaning set forth in Section 6.02(a).

“Company Classified Loans” has the meaning set forth in Section 3.23(a).

“Company Common Stock” means the common stock, $1.00 par value per share, of Company.

“Company Covered Person” has the meaning set forth in Section 3.38.

“Company Data Tape” means the information specified in Company Disclosure Schedule 3.24(n)(iii).

“Company Disclosure Schedule” has the meaning set forth in Section 3.01(a).

“Company Employees” has the meaning set forth in Section 3.17(a).

“Company Equity Awards” means Company RSUs, Company PRSUs, and/or Company Restricted Shares.

“Company ESOP” means Company’s Employee Stock Ownership Plan.

“Company Intervening Event” means a material event, fact, circumstance, development or occurrence which is unknown and not reasonably foreseeable to or by the board of directors of Company as of the date hereof (and does not relate to a Company Superior Proposal) but becomes known to or by the board of directors of Company prior to obtaining the Requisite Company Shareholder Approval; provided, however, that in no event shall any of the following constitute or be taken into account in determining whether a “Company Intervening Event” has occurred: (a) the receipt, terms or existence of any Company Acquisition Proposal or any matter relating thereto, (b) any action taken by Company or Buyer pursuant to and in compliance with the covenants and agreements set forth in this Agreement, and any consequences of such actions, (c) changes in the market price or trading volume of the capital stock of Company or Buyer or any of their respective Subsidiaries, or (d) Company or Buyer or any of their respective Subsidiaries meeting, exceeding or failing to meet any internal or publicly announced financial projections, forecasts, guidance, estimates or budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position or results of operations for any period; provided, further, that, with respect to the foregoing clauses (c) and (d), the underlying causes of such change, meeting, exceedance or failure may otherwise constitute or be taken into account in determining whether a “Company Intervening Event” has occurred if not falling into the foregoing clauses (a) and (b) of this definition.

“Company Leased Real Property” has the meaning set forth in Section 3.31(c).

“Company Leases” has the meaning set forth in Section 3.31(c).

“Company Loan Property” has the meaning set forth in Section 3.19(a).

“Company Material Contracts” has the meaning set forth in Section 3.13(a).

“Company Meeting” has the meaning set forth in Section 6.02(a).

“Company Mortgage Loans” means any mortgage loan originated, purchased, serviced or subserviced by Company or any Company Subsidiary (including Company Bank), including forward and reverse mortgage loans.

“Company Mortgage Servicing Rights” means the rights, title and interest to mortgage servicing rights acquired pursuant to the Company Servicing Agreements or any side or ancillary agreement entered into in connection with any Company Servicing Agreement, including (A) the right to receive any servicing fees, general servicing fees, excess servicing fees, late fees or other income or compensation payable to the mortgage servicing rights owner, solely in its capacity as such, under such Company Servicing Agreement, and (B) all other rights of a mortgage servicing rights owner as provided for in any Company Servicing Agreement.

“Company Owned Mortgage Loan” means any Company Mortgage Loan for which Company (either on its own or through a Company Subservicer) performs servicing as a result of its ownership of that Company Mortgage Loan and not pursuant to a Company Servicing Agreement.

“Company Owned Real Property” has the meaning set forth in Section 3.31(b).

“Company Pension Plan” has the meaning set forth in Section 3.17(b).

“Company PRSU” means a restricted stock unit with respect to Company Common Stock that vests based on performance-based vesting criteria.

“Company Real Property” has the meaning set forth in Section 3.31(c).

“Company Regulatory Agreement” has the meaning set forth in Section 3.14.

“Company Reports” has the meaning set forth in Section 3.08(a).

“Company Restricted Share” means a share of Company Common Stock subject to vesting or other forfeiture.

“Company RSA” has the meaning set forth in Section 2.07(c).

“Company RSU” means a restricted stock unit with respect to Company Common Stock (other than a Company PRSU).

“Company Serviced Mortgage Loan” means any Company Mortgage Loan serviced or master serviced by Company or a Company Subsidiary (either on its own or through a Company Subservicer) pursuant to a Company Servicing Agreement at any time since December 31, 2019.

“Company Servicing Agreement” means any contract or agreement pursuant to which Company or any of its Subsidiaries (including Company Bank) is obligated to a Governmental Authority or any other third-party person to service and administer Company Mortgage Loans.

“Company Stock Plan” means the Company’s 2017 Equity and Cash Incentive Plan and the Company’s Director Stock Plan.

“Company Subservicer” means any third party engaged to service loans on behalf of Company or any of its Subsidiaries (including Company Bank) pursuant to a Company Servicing Agreement.

“Company Superior Proposal” means any unsolicited bona fide written Company Acquisition Proposal with respect to more than 50% of the outstanding shares of capital stock of Company or substantially all of the assets of Company that is (a) on terms which the board of directors of Company determines in good faith after taking into account all the terms and conditions of the Company Acquisition Proposal and this Agreement (including any proposal by the other party to this Agreement to adjust the terms and conditions of this Agreement), including any breakup fees, expense reimbursement provisions, conditions to and expected timing and risks of consummation, the form of consideration offered and the ability of the person making such proposal to obtain financing for such Company Acquisition Proposal, after consultation with its financial advisor, to be more favorable from a financial point of view to Company’s shareholders than the transactions contemplated by this Agreement, (b) that constitutes a transaction that, in the good faith judgment of the board of directors of Company, is reasonably likely to be consummated on the terms set forth, taking into account all legal, financial, regulatory, and other aspects of the proposal, and (c) for which financing, to the extent required, is then committed pursuant to a written commitment letter.

“Company Third Party Consents” has the meaning set forth in Section 3.13(c).

“Confidentiality Agreement” has the meaning set forth in Section 10.05.

“Consideration” has the meaning set forth in Section 2.01(d).

“Continuing Employees” has the meaning set forth in Section 6.09(a).

“COVID Measures” means any quarantine, “shelter in place,” “stay at home”, workforce reduction, social distancing, shut down, closure, sequester or other directives, guidelines or recommendations promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to the outbreaks, epidemics or pandemics relating to SARS-CoV-2 or COVID-19.

“D&O Insurance” has the meaning set forth in Section 6.08(c).

“Data Vendor Agreement” has the meaning set forth in Section 3.37(d).

“Derivative Transaction” means any swap transactions, option, warrant, forward purchase or sale transactions, futures transactions, cap transactions, floor transactions, or collar transactions relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events, or conditions or any indexes, or any other similar transactions (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to them.

“Designated Employees” has the meaning set forth in Section 6.09(c).

“Dodd-Frank Act” means the Dodd-Frank Wall Street Reform and Consumer Protection Act.

“Effective Time” has the meaning set forth in Section 1.03(a).

“End Date” has the meaning set forth in Section 8.01(e).

“Enforceability Exceptions” has the meaning set forth in Section 3.06.

“Environmental Law” means any federal, state or local Law, regulation, order, decree, permit, authorization, opinion, or agency requirement relating to: (a) pollution, the protection or restoration of the indoor or outdoor environment, human health, or natural resources, (b) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance, or (c) any injury or threat of injury to persons or property in connection with any Hazardous Substance. The term Environmental Law includes, but is not limited to, the following statutes, as amended, any successor law, and any implementing regulations, and any state or local statutes, ordinances, rules, regulations and the like addressing similar issues: (a) the Comprehensive Environmental Response, Compensation and Liability Act, as amended, 42 U.S.C. § 9601 et seq.; the Resource Conservation and Recovery Act, as amended, 42 U.S.C. § 6901, et seq.; the Clean Air Act, as amended, 42 U.S.C. § 7401, et seq.; the Federal Water Pollution Control Act, as amended, 33 U.S.C. § 1251, et seq.; the Toxic Substances Control Act, as amended, 15 U.S.C. § 2601, et seq.; the Emergency Planning and Community Right to Know Act, 42 U.S.C. § 1101, et seq.; the Safe Drinking Water Act; 42 U.S.C. § 300f, et seq.; (b) common law that may impose liability (including without limitation strict liability) or obligations for injuries or damages due to the presence of or exposure to any Hazardous Substance.

“Equal Credit Opportunity Act” means the Equal Credit Opportunity Act, as amended.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” has the meaning set forth in Section 3.17(c).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” means Continental Stock Transfer & Trust Company, or such other exchange agent as may be designated by Buyer and reasonably acceptable to Company to act as agent for purposes of conducting the exchange procedures described in Section 2.05 (which shall be Buyer’s transfer agent).

“Exchange Fund” has the meaning set forth in Section 2.05(a).

“Exchange Ratio” has the meaning set forth in Section 2.01(d).

“Executive Officer” means each officer of Buyer and Company who as of the relevant date files reports with the SEC pursuant to Section 16(a) of the Exchange Act.

“Fair Credit Reporting Act” means the Fair Credit Reporting Act, as amended.

“Fair Housing Act” means the Fair Housing Act, as amended.

“Fannie Mae” has the meaning set forth in Section 3.24(a).

“FDIC” means the Federal Deposit Insurance Corporation.

“Federal Deposit Insurance Act” means the Federal Deposit Insurance Act of 1950, as amended.

“Federal Reserve Act” means the Federal Reserve Act of 1913, as amended.

“FHLB” means the Federal Home Loan Bank of Boston.

“FRB” means the Federal Reserve Bank of Boston.

“Freddie Mac” has the meaning set forth in Section 3.24(a).

“GAAP” means accounting principles generally accepted in the United States of America.

“Ginnie Mae” has the meaning set forth in Section 3.24(b).

“Governmental Authority” means any federal, state or local court, regulator, administrative agency, or commission or other governmental authority or instrumentality.

“Gramm-Leach-Bliley Act of 1999” means the Financial Services Modernization Act of 1999, as amended, which is commonly referred to as the “Gramm-Leach-Bliley Act.”

“Hazardous Substance” means any and all substances (whether solid, liquid or gas) defined, listed, or otherwise regulated as pollutants, hazardous wastes, hazardous substances, hazardous materials, extremely hazardous wastes, flammable or explosive materials, radioactive materials, or words of similar meaning or regulatory effect under any present or future Environmental Law or that may have a negative impact on human health or the environment, including but not limited to petroleum and petroleum products, asbestos and asbestos-containing materials, polychlorinated biphenyls, lead, radon, radioactive materials, flammables and explosives, mold, mycotoxins and airborne pathogens (naturally occurring or otherwise).

“Holdco Merger” has the meaning set forth in the Background Statements.

“Holdco Merger Effective Time” has the meaning set forth in Section 1.03(b).

“Home Mortgage Disclosure Act” means the Home Mortgage Disclosure Act of 1975, as amended.

“Indemnified Parties” and “Indemnifying Party” have the meanings set forth in Section 6.08(a).

“Information Systems Conversion” has the meaning set forth in Section 6.13.

“Insurance Policies” has the meaning set forth in Section 3.33(a).

“Intellectual Property” shall mean trademarks, service marks, brand names, Internet domain names, logos, symbols, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, discoveries and ideas, whether patentable or not, in any jurisdiction; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), all improvements thereto and any reexaminations, renewals, extensions or reissues thereof, in any jurisdiction; trade secrets and know-how (including processes, technologies, protocols, formulae, prototypes and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any person); writings and other works, whether copyrightable or not and whether in published or unpublished works, in any jurisdiction; and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; and any similar intellectual property or proprietary rights.

“Interim Surviving Entity” shall have the meaning set forth in Background Statements.

“Intervening Event Notice” has the meaning set forth in Section 6.07(b)(v).

“Intervening Event Notice Period” has the meaning set forth in Section 6.07(b)(v).

“IRS” means the Internal Revenue Service.

“IT Assets” has the meaning set forth in Section 3.37(c).

“Joint Proxy Statement-Prospectus” means the proxy statement and prospectus and other proxy solicitation materials constituting a part of them, together with any amendments and supplements, to be delivered to Company shareholders and Buyer shareholders in connection with the solicitation of their approval of this Agreement.

“Knowledge” of any Person (including references to a Person being aware of a particular matter) as used with respect to Company and its Subsidiaries means those facts that are actually known, after reasonable inquiry, by the officers of Company listed on Company Disclosure Schedule 9.01, and as used with respect to Buyer and its Subsidiaries means those facts that are actually known, after reasonable inquiry, by the officers of Buyer listed on Buyer Disclosure Schedule 9.01. Without limiting the scope of the immediately preceding sentence, the term “Knowledge” includes any fact, matter, or circumstance set forth in any written notice received by Company or Buyer, respectively, from any Governmental Authority.

“Law” means any statute, law, ordinance, rule, or regulation of any Governmental Authority that is applicable to the referenced Person.

“Lease Options” has the meaning set forth in Section 3.31(c).

“Liens” means any charge, mortgage, pledge, security interest, restriction, claim, lien or encumbrance, conditional and installment sale agreement, charge or other claim of third parties of any kind.

“Loans” has the meaning set forth in Section 3.23(a).

“Material Adverse Effect” means with respect to any Person, any effect, circumstance, occurrence or change that (a) is material and adverse to the financial position, results of operations, or business of such Person and its Subsidiaries, taken as a whole, or (b) which does or would materially impair the ability of such Person to perform its obligations under this Agreement or otherwise materially impairs the ability of such Person to timely consummate the transactions contemplated by this Agreement; provided, however, that for the purposes of clause (a) above, Material Adverse Effect shall not be deemed to include the impact of: (i) changes, after the date hereof, in banking and similar Laws of general applicability or interpretations of banking and similar Laws of general applicability by Governmental Authorities (including the COVID Measures); (ii) changes, after the date hereof, in GAAP or regulatory accounting requirements applicable to banks or bank holding companies generally; (iii) any modifications or changes to Company valuation policies and practices in connection with the transactions contemplated by this Agreement or restructuring charges taken in connection with the transactions contemplated by this Agreement, in each case in accordance with GAAP and with Buyer’s prior written consent or at the direction of Buyer; (iv) changes after the date of this Agreement in general economic or capital market conditions affecting financial institutions or their market prices generally, including, but not limited to, changes in levels of interest rates generally; (v) the effects of the expenses incurred by Company or Buyer in negotiating, documenting, effecting, and consummating the transactions contemplated by this Agreement; (vi) any action or omission required by this Agreement or taken, after the date of this Agreement, by Company with the prior written consent of Buyer, and vice versa, or as otherwise expressly permitted or contemplated by this Agreement or at the written direction of Buyer; (vii) the public announcement of this Agreement (including the impact of such announcement on relationships with customers or employees (including the loss of personnel subsequent to the date of this Agreement); (viii) changes, after the date hereof, in national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States; (ix) natural disasters, pandemics (including the outbreaks, epidemics or pandemics relating to SARS-CoV-2 or COVID-19, and the governmental and other responses thereto) or other force majeure events and (x) a decline in the trading price of a party’s common stock or the failure, in and of itself, to meet earnings projections or internal financial forecasts, but not, in either case, including any underlying causes thereof; except, with respect to subclauses (i), (ii), (iv), (viii) or (ix), to the extent that the effects of such change are disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate).

“Maximum D&O Tail Premium” has the meaning set forth in Section 6.08(c).

“MBCA” has the meaning set forth in Section 1.01(a).

“Merger” has the meaning set forth in the Background Statements.

“Merger Consideration” has the meaning set forth in Section 2.01(d).

“Merger Sub” has the meaning set forth in the preamble to this Agreement.

“Merger Sub Common Stock” means the common stock, $0.01 par value per share, of Merger Sub.

“Nasdaq” has the meaning set forth in Section 3.07(a).

“National Labor Relations Act” means the National Labor Relations Act of 1935, as amended.

“New Certificates” has the meaning set forth in Section 2.05(a).

“New Plans” has the meaning set forth in Section 6.09(a).

“NHBD” has the meaning set forth in Section 3.07(a).

“Notice Period” has the meaning set forth in Section 6.07(b)(iv).

“Old Certificate” means any certificate or book entry statement which immediately prior to the Effective Time represents shares of Company Common Stock.

“Option” and “Options” mean options to purchase common stock of either Buyer or the Company, as applicable.

“OREO” means any asset that is classified as “other real estate owned”.

“Patient Protection and Affordable Care Act” means the Patient Protection and Affordable Care Act, as amended.

“Permitted Actions” has the meaning set forth in Section 5.02(c)(ii).

“Permitted Liens” has the meaning set forth in Section 3.31(b).

“Person” means any individual, bank, corporation, partnership, association, joint-stock company, business trust, limited liability company, unincorporated organization, or other organization or firm of any kind or nature.

“Personal Data” has the meaning set forth in Section 3.12(a).

“Phase I Assessment” has the meaning set forth in Section 5.02(x).

“Phase II Assessment” has the meaning set forth in Section 6.15(a).

“Plan of Bank Merger” means the agreement and plan of merger to be entered into between Buyer Bank and Company Bank providing for the merger of Company Bank with and into Buyer Bank, with Buyer Bank the surviving entity.

“Privacy Laws” means all applicable Laws and self-regulatory programs relating to the Processing of Personal Data, data privacy, data security, or security breach notification, including, as applicable and without limitation: U.S. state consumer protection Laws; U.S. state data privacy Laws; U.S. state data security Laws; U.S. state breach notification Laws; the Federal Trade Commission Act; U.S. state and federal financial privacy Laws; U.S. state and federal insurance privacy Laws; the Gramm-Leach-Bliley Act and its U.S. state law equivalents; the Massachusetts Insurance Information and Privacy Protection law (Mass. Gen. Laws ch. 175I) and substantially similar U.S. state laws; Massachusetts’ Standards for the

Protection of Personal Information of Residents of the Commonwealth (201 CMR §17.00) and substantially similar U.S. state laws; the California Consumer Privacy Act; the Telephone Consumer Protection Act; the Controlling the Assault of Non-Solicited Pornography And Marketing Act; the Fair Debt Collection Practices Act and its U.S. state law equivalents; the Fair Credit Reporting Act and its U.S. state law equivalents; the Health Insurance Portability and Accountability Act and implementing regulations; and the PCI DSS.

“Privacy Obligations” means all Privacy Laws, contractual obligations relating to the privacy, security, and/or Processing of Personal Data, and privacy and data security policies, procedures, notices, and rules applicable to or binding on Company or Buyer, as applicable.

“Process” or “Processing” means any operation or set of operations performed on data, including Personal Data, whether or not by automated means, such as the creation, receipt, maintenance, transmission, collection, use, disclosure, processing, analysis, retention, storage, protection, transfer or disposal of Personal Data.

“Registration Statement” has the meaning set forth in Section 3.36.

“Regulatory Approval” has the meaning set forth in Section 3.07(a).

“Release” means, with respect to any Hazardous Substance, any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, or disposing into the indoor or outdoor environment.

“Representatives” of any Person means any Affiliate, officer, director, employee, agent or consultant of such Person or any investment banker, financial advisor, attorney, accountant or other representative retained by such Person.

“Requisite Buyer Shareholder Approval” has the meaning set forth in Section 4.06(a).

“Requisite Company Shareholder Approval” has the meaning set forth in Section 3.06.

“Sarbanes-Oxley Act” has the meaning set forth in Section 3.08(e).

“Scheduled Company PRSU” has the meaning set forth in Section 2.07(b)(iii).

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Security Breach” has the meaning set forth in Section 3.37(c).

“Subsidiary” means, with respect to any party, any corporation or other entity of which a majority of the capital stock or other ownership interest having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by the party. For purposes of this Agreement any reference to a Company Subsidiary means, unless the context otherwise requires, any current or former Subsidiary of Company, and any reference to a Buyer Subsidiary means, unless the context otherwise requires, any current or former Subsidiary of Buyer.

“Superior Proposal Notice” has the meaning set forth in Section 6.07(b)(iv).

“Surviving Entity” shall have the meaning set forth in the Background Statements.

“Takeover Restrictions” shall have the meaning set forth in Section 3.34.

“Tax” and “Taxes” mean all federal, state, local or foreign income, gross income, gains, gross receipts, sales, use, ad valorem, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, employment, disability, employer health, excise, estimated, severance, stamp, occupation, property, custom duties, unemployment, escheat abandoned property or other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever imposed by a Governmental Authority, together with any interest, additions or penalties, whether disputed or not.

“Tax Returns” means any return, declaration or other report, claim for refund, or information return or statement relating to Taxes required to be filed with a Taxing Authority, including any schedules or attachment thereto, and including any amendment thereof.

“Taxing Authority” means any Governmental Authority responsible for the imposition, assessment or collection of any Tax.

“Termination Fee” has the meaning set forth in Section 8.02(a)(i).

“The date hereof” or “the date of this Agreement” shall mean September 19, 2023.

“Transition Period” has the meaning set forth in Section 6.09(c).

“Treasury Regulations” means the Treasury Regulations promulgated under the Code.

“Truth in Lending Act” means the Truth in Lending Act of 1968, as amended.

“USA PATRIOT Act” means the USA PATRIOT Act of 2001, Public Law 107-56, and its implementing regulations.

“Voting Agreement” has the meaning set forth in the Background Statements.

“Willful Breach” means a deliberate and willful act or a deliberate and willful failure to act, in each case, which action or failure to act (as applicable) occurs with the knowledge (actual or constructive) that such act or failure to act constitutes or would result in, or would be reasonably expected to result in, a material breach of this Agreement, and which in fact does cause a material breach of this Agreement.

ARTICLE X

MISCELLANEOUS

Section 10.01 Survival. No representations, warranties, agreements, and covenants contained in this Agreement (other than agreements or covenants that by their express terms are to be performed after the Effective Time) shall survive the Effective Time or the termination of this Agreement if this Agreement is terminated prior to the Effective Time (other than this Article X, which shall survive any such termination). Notwithstanding anything in the foregoing to the contrary, no representations, warranties, agreements, and covenants contained in this Agreement shall be deemed to be terminated or extinguished so as to deprive a party or any of its Affiliates of any defense at law or in equity which otherwise would be available against the claims of any Person, including without limitation any shareholder or former shareholder.

Section 10.02 Waiver; Amendment. Prior to the Effective Time, any provision of this Agreement may be (a) waived by the party benefited by the provision or (b) amended or modified at any time, by an agreement in writing among the parties executed in the same manner as this Agreement, except that after the receipt of the Requisite Company Shareholder Approval or the Requisite Buyer Shareholder Approval, there may not be, without further approval of such shareholders of Company or such shareholders of Buyer, as applicable, no amendment shall be made which by Law requires such further approval without obtaining that approval.

Section 10.03 Expenses. Except as otherwise provided in Section 6.03(f), Section 6.13 and Section 8.02, each party will bear all expenses incurred by it in connection with this Agreement and the transactions it contemplates, including fees and expenses of its own financial consultants, accountants and counsel, provided that nothing in this Agreement shall limit either party’s rights to recover any liabilities or damages arising out of the other party’s Willful Breach of any provision of this Agreement.

Section 10.04 Notices. All notices, requests, and other communications to a party shall be in writing and shall be deemed given (a) on the date of delivery if delivered personally, or if by email, upon confirmation of receipt, (b) on the first (1st) Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth (5th) Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice.

If to Buyer or to Merger Sub:

Eastern Bankshares, Inc.

265 Franklin Street

Boston, MA 02110

Attention: Kathleen C. Henry, Esq., General Counsel

E-mail: k.henry@easternbank.com

With a copy (which shall not constitute notice) to:

Nutter, McClennen & Fish, LLP

155 Seaport Boulevard

Boston, MA 02210

Attention: Michael K. Krebs, Esq.

E-mail: mkrebs@nutter.com

If to Company:

Cambridge Bancorp

1336 Massachusetts Avenue

Cambridge, MA 02138

Attention: Denis K. Sheahan, Chairman, President and Chief Executive Officer

E-mail: denis.sheahan@cambridgetrust.com

With a copy (which shall not constitute notice) to:

Hogan Lovells US LLP

555 13th Street, N.W.

Washington, D.C. 20004

Attention: Richard Schaberg, Esq.

E-mail: richard.schaberg@hoganlovells.com

Section 10.05 Entire Understanding; No Third-Party Beneficiaries. This Agreement, together with the exhibits, the disclosure schedules, and the confidentiality agreement between Company and Buyer, dated June 12, 2023 (the “Confidentiality Agreement”), represents the entire understanding of the parties with reference to the transactions contemplated by this Agreement, and this Agreement supersedes any and all other oral or written agreements previously made, except that the confidentiality agreements between the parties shall remain in full force and effect. Except for the Indemnified Parties’ rights under Section 6.08, which are expressly intended to be for the irrevocable benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives, Buyer and Company agree that their respective representations, warranties, and covenants are solely for the benefit of the other party, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person (including any person or Company Employees who might be affected by Section 6.09), other than the parties, any rights or remedies, including the right to rely upon the representations and warranties set forth in this Agreement. The representations and warranties in this Agreement are the product of negotiations among the parties and are for the sole benefit of the parties. Any inaccuracies in the representations and warranties are subject to waiver by the parties in accordance with Section 10.02 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties of risks associated with particular matters regardless of the Knowledge of any of the parties. Consequently, Persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 10.06 Severability. In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal, or unenforceable in any respect, by any court of competent jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other provisions of this Agreement and the parties shall use their reasonable efforts to substitute a valid, legal, and enforceable provision which, insofar as practical, implements the purposes and intentions of this Agreement.

Section 10.07 Governing Law; Jurisdiction.

(a) This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts, without regard to any applicable conflicts of law principles.

(b) Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in the Business Litigation Session of the Superior Court of the Commonwealth of Massachusetts, or if that court does not have jurisdiction, the Superior Court of the Commonwealth of Massachusetts sitting in Suffolk County, Massachusetts (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 10.04.

Section 10.08 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY SUIT, ACTION OR OTHER PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 10.08.

Section 10.09 Interpretation. When a reference is made in this Agreement to sections, exhibits, or schedules, the reference shall be to a section of, or exhibit or schedule to, this Agreement unless otherwise expressly indicated. The table of contents and headings contained in this Agreement are for reference purposes only and are not part of this Agreement. Whenever the words “include,” “includes,” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

Section 10.10 Assignment. No party may assign either this Agreement or any of its rights, interests, or obligations under this Agreement without the prior written approval of the other party. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties and their respective successors and permitted assigns.

Section 10.11 Counterparts; Electronic Delivery. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, may be executed by means of a facsimile machine or by email delivery of a “.pdf” format data file and in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart. Signatures delivered by facsimile machine or e-mail delivery of a “.pdf” format data file shall have the same effect as originals. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement and any signed agreement or instrument entered into in connection with this Agreement or any amendment or waivers hereto or thereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.

Section 10.12 Confidential Supervisory Information. No disclosure, representation or warranty shall be made (or any other action taken) pursuant to this Agreement that would involve the disclosure of confidential supervisory information (including confidential supervisory information as defined in 12 C.F.R. § 261.2(b) and as identified in 12 C.F.R. § 309.5(g)(8) and § 309.6(a)) of a Governmental Authority by any party hereto to the extent prohibited by applicable law, and, to the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of this sentence apply.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Agreement in counterparts by their duly authorized officers, all as of the day and year on page one.

EASTERN BANKSHARES, INC.

By:	/s/ Robert F. Rivers
Name:	Robert F. Rivers
Title:	Chief Executive Officer

CITADEL MS 2023, INC.

By:	/s/ Robert F. Rivers
Name:	Robert F. Rivers
Title:	President

CAMBRIDGE BANCORP

By:	/s/ Denis K. Sheahan
Name:	Denis K. Sheahan
Title:	President and Chief Executive Officer

CAMBRIDGE TRUST COMPANY

By:	/s/ Denis K. Sheahan
Name:	Denis K. Sheahan
Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Exhibit 10.1

September 18, 2023

Mr. Joseph P. Sapienza

            [****]

            [****]

Dear Joe:

Cambridge Bancorp (the “Company” or “Parent”) considers it essential to the best interest of its stockholders to foster the continuous employment of key management personnel of the Company and its subsidiary, Cambridge Trust Company (the “Bank”). The Board of Directors of the Company (the “Board”) recognizes that, as is the case with many publicly held corporations, the possibility of a Change in Control may exist and that such possibility, and the uncertainty and questions that it may raise among management, may result in the departure or distraction of management personnel to the detriment of the Company and its stockholders.

The Board has determined that appropriate steps should be taken to reinforce and encourage the continued attention and dedication of members of the Company’s and the Bank’s management, including yourself, to their assigned duties in the face of the potentially disturbing circumstances arising from the possibility of a change in control of the Company.

In order to induce you to remain in the employ of the Bank and in consideration of your agreement set forth in Sections 2 and 6 hereof, this Agreement sets forth the severance benefits that the Company agrees will be provided to you in the event your employment with the Bank is terminated under the circumstances described below and you are subject to the restrictions set forth herein.

Whenever used in this Agreement, additional capitalized words and phrases have the meanings set forth in Schedule A to this Agreement.

1. Term of Agreement. This Agreement shall commence on the date hereof and shall continue in effect through December 31, 2023; provided, however, that commencing on January 1, 2024 and each January 1st thereafter, the term of this Agreement shall automatically be extended for one (1) additional year, unless not later than September 30th of the preceding year the Company shall have given notice that it does not wish to extend this Agreement. However, if a Change in Control or Potential Change in Control of the Company, as applicable, shall have occurred during the original or any extended term of this Agreement, this Agreement shall continue in effect for a period of twelve (12) months beyond the month in which the Change in Control or Potential Change in Control, as applicable, occurred notwithstanding notice from the Company that it does not wish to extend the Agreement.

J. Sapienza

September 18, 2023

2. Potential Change in Control. You agree that, subject to the terms and conditions of this Agreement, in the event of a Potential Change in Control you will not voluntarily terminate your employment with the Bank until the earliest of:

(i) The date that is twenty-four (24) months from the occurrence of the Potential Change in Control;

(ii) The termination by you of your employment by reason of death, Disability or Retirement;

(iii) The occurrence of a Change in Control; or

(iv) The date the Board adopts a resolution to the effect that, for purposes of this Agreement, the basis upon which the Board concluded that a Potential Change in Control had occurred no longer exists.

3. Termination Following a Change in Control or a Potential Change in Control. If a Change in Control or a Potential Change in Control shall have occurred, you shall be entitled to the benefits provided in Section 4 hereof upon your Separation from Service within twenty-four (24) months after a Change in Control, or within the period described in Section 2 hereof after a Potential Change in Control, unless such Separation from Service is (i) because of your death, (ii) by the Bank for Cause or Disability or (iii) by you other than for Good Reason.

4. Compensation Upon Termination. Following a Change in Control or a Potential Change in Control, upon Separation from Service you shall be entitled to the following benefits.

(i) If your employment shall be terminated for Cause or your death, the Company shall pay you your full Base Salary through the Date of Termination as the rate in effect at the time Notice of Termination is given, plus all other amounts to which you are entitled under any compensation plan at the time such payments are due, and the Company shall have no further obligations to you under this Agreement.

(ii) If your employment by the Bank shall be terminated (1) by the Bank other than for Cause or Disability or (2) by you for Good Reason, then you shall be entitled to the benefits provided below:

(A) The Company or the Bank shall pay you your full Base Salary through the Date of Termination at the rate in effect at the time Notice of Termination is given, plus all other amounts to which you are entitled under any compensation plan at the time such payments are due.

(B) Conditioned upon your execution of a Release Agreement, the Company or the Bank shall pay you, in lieu of any further salary or bonus payments to you for periods subsequent to the Date of Termination, a lump sum severance payment (the “Severance Payment”) equal to the product of (I) your Final Average Compensation multiplied by (II) two (2).

J. Sapienza

September 18, 2023

(C) Any Severance Payment shall be made not later than the first payroll period following the effective date of your Release Agreement; provided, however, that notwithstanding anything contained herein to the contrary, if you are a “specified employee” (as defined in Section 13 of this Agreement) at the time of your Separation from Service, the Bank shall pay you the Severance Payment in a lump sum on the earlier of (I) the first (1st) business day that is six (6) months and one (1) day following the date of your Separation from Service or (II) the date of your death, but only to the extent such delayed commencement is otherwise required in order to avoid a prohibited distribution under Internal Revenue Code (“Code”) Section 409A(a)(2).

(iii) Unless you are terminated for Cause or you terminate your employment other than for Good Reason, the Company shall cause the Bank to maintain in full force and effect for your continued benefit for a period of up to two (2) years all employee welfare benefit plans and programs or arrangements in which you are entitled to participate at any time within the six (6) months immediately prior to the Notice of Termination, provided that your continued participation is possible under the general terms and provisions of such plans and programs and that such continuation does not cause the Bank’s group health or dental coverage to violate any applicable non-discrimination laws. Benefits continued under this Section 4(iii) shall be paid by you. Benefits otherwise receivable by you pursuant to this Section 4(iii) shall be reduced to the extent comparable benefits are actually received by you from sources other than the Company or the Bank during the two (2)-year period following your termination, and any such benefits actually received by you shall be reported to the Company.

(iv) You shall not be required to mitigate the amount of any payment provided for in this Section 4 by seeking other employment or otherwise, nor shall the amount of any payment provided for in this Section 4 be reduced by any compensation earned by you as the result of employment by another employer after the Date of Termination, or otherwise except as specifically provided in this Section 4.

5. Golden Parachute. If any of the payments provided for in this Agreement, together with any other payments or benefits that you have the right to receive from the Company, Bank or any member of an affiliated group of corporations (as defined in Code Section 1504, without regard to Code Section 1504(b)) of which either Company or Bank is a member (together, the “Payments”) would constitute a parachute payment (as defined in Code Section 280G(b)(2)) that is subject to the excise tax imposed by Code Section 4999 (the “Excise Tax”), Company will cause to be determined, before any Payments are made, which of the following two (2) alternatives would maximize your after-tax proceeds: (i) payment in full of the entire amount of the Payments; or (ii) payment of only a part of the Payments, reduced to the minimum extent necessary so that you receive the largest Payments possible without the imposition of the Excise Tax (“Reduced Payments”). If it is determined that Reduced Payments will maximize your after-tax benefit, then (1) cash compensation subject to the six (6)-month delay rule in Code Section 409A(a)(2)(B)(i) shall be reduced first, then cash payments that are not so subject shall be reduced, (2) the Payments shall be paid only to the extent permitted under the Reduced Payments alternative, and (3) you will have no rights to any additional payments and/or benefits constituting the Payments. Unless you and the Company otherwise agree in writing, any determination required under this Section 5 shall

J. Sapienza

September 18, 2023

be made in writing by independent public accountants agreed to by you and the Company (the “Accountants”), who shall be paid solely by the Company and whose determination shall be conclusive and binding upon you and the Company for all purposes. For purposes of making the calculations required by this Section 5, the Accountants may rely on reasonable, good faith interpretations concerning the application of Sections 280G and 4999 of the Code. You and the Company shall furnish to the Accountants such information and documents as the Accountants may reasonably request in order to make the required determinations.

6. Non-Competition. In the event your employment terminates and you are entitled to receive a Severance Payment hereunder, for a period of one (1) year following the Date of Termination you shall not, directly or indirectly, as an executive of any person or entity (whether or not engaged in business for profit), individual proprietor, partner, stockholder, director, officer, joint venturer, investor, lender or in any other capacity whatever (otherwise than as holder of less than ten percent (10%) of any securities publicly traded in the market) compete with the Company and any subsidiary or affiliate of the Company in any city or town in which the Company or such subsidiary or affiliate operates at any time during the term of this Agreement, and any contiguous city or town. The parties to this Agreement acknowledge that the Severance Payment is adequate consideration for the Executive’s compliance with this Section 6 and further complies with the consideration requirements under the Massachusetts Noncompetition Agreement Act (M.G.L. c. 149, § 24L).

7. Successors; Binding Agreement.

(i) The Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company, by agreement in form and substance satisfactory to you, to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. Failure of the Company to obtain such agreement prior to the effectiveness of any such succession shall be a breach of this Agreement and shall entitle you to compensation from the Company in the same amount and on the same terms as you would be entitled hereunder if you terminated your employment for Good Reason, except that for purposes of implementing the foregoing, the date on which any such succession becomes effective shall be deemed the Date of Termination. As used in this Agreement, “Company” shall mean the Company as hereinbefore defined and any successor to its business, and/or assets, as aforesaid that executes and delivers the agreement provided for in this Section 7 or that otherwise becomes bound by all the terms and provisions of this Agreement by operation of law.

(ii) This Agreement shall inure to the benefit of and be enforceable by your personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees. If you should die while any amount would still be payable to you hereunder if you had continued to live, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to your devisee, legatee or other designee or, if there be no such designee, to your estate.

J. Sapienza

September 18, 2023

8. Notices. All notices and all other communications provided for in this Agreement shall be in writing and shall be deemed to have been duly given when delivered or mailed by United States certified mail, return receipt requested, postage prepaid, addressed to the respective addresses set forth on the first page of this Agreement; provided, however, that all notices to the Company shall be directed to the attention of the Board with a copy to the Corporate Secretary of the Company, or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notice of change of address shall be effective only upon receipt.

9. Miscellaneous. No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing signed by you and such officers as may be specifically designated by the Board. No waiver by either party hereto at any time of any breach by the other party hereto, or of failure to comply with any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party that are not expressly set forth in this Agreement. If a Change in Control or a Potential Change in Control has occurred, the obligations of the Company under Section 4 with respect to that Change in Control or Potential Change in Control shall survive the expiration of this Agreement. In addition, the obligations of the Executive under Section 6 shall survive the expiration of the term of this Agreement. All reference to sections of any statute, including the Code, shall be deemed also to refer to any successor provisions thereof.

10. Tax Withholding. The Bank shall withhold any taxes that are required to be withheld from the benefits provided under this Agreement. You acknowledge that the Bank’s sole liability regarding taxes is to forward any amounts withheld to the appropriate taxing authority(ies) and to satisfy all applicable reporting requirements.

11. Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

12. Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

13. Section 409A. To the extent necessary to ensure compliance with Code Section 409A (“Section 409A”), the provisions of this Section 13 shall govern in all cases over any contrary or conflicting provision in this Agreement.

(i) It is intended that this Agreement comply with the requirements of Section 409A and all guidance issued thereunder by the U.S. Internal Revenue Service with respect to any nonqualified deferred compensation subject to Section 409A. This Agreement shall be interpreted and administered to maximize the exemptions from Section 409A and, to the extent this Agreement provides for deferred compensation subject to Section 409A, to comply with Section 409A and to avoid the imposition of tax, interest and/or penalties upon Executive under Section 409A. The Bank and the Company do not, however, assume any economic burdens associated with Section

J. Sapienza

September 18, 2023

409A. Although the Bank and the Company intend to administer this Agreement to prevent taxation under Section 409A, the parties do not represent or warrant that this Agreement complies with any provision of federal, state, local, or non-United States law. The Bank, any affiliates of the Bank, and their respective directors, officers, employees and advisers will not be liable to the Executive (or any other individual claiming a benefit through the Executive) for any tax, interest, or penalties the Executive may owe as a result of this Agreement. Neither the Bank nor any affiliate of the Bank has any obligation to indemnify or otherwise protect the Executive from any obligation to pay taxes under Section 409A.

(ii) The payment described in Section 4 herein is intended to be exempt from Section 409A as either a short-term deferral within the meaning of the final regulations under Section 409A or under the two-times exception of Treasury Reg. §1.409A-1(b)(9)(iii).

(iii) To the extent necessary to comply with Section 409A, in no event may the Executive, directly or indirectly, designate the taxable year of payment.

(iv) To the extent necessary to comply with Section 409A, references in this Agreement to “termination of employment” or “terminates employment” (and similar references) shall have the same meaning as “separation from service” under Section 409A(a)(2)(A)(i) and any governing Internal Revenue Service guidance and Treasury regulations (“Separation from Service”), and no payment subject to Section 409A that is payable upon a termination of employment shall be paid unless and until (and not later than applicable in compliance with Section 409A) the Executive incurs a Separation from Service. In addition, if the Executive is a “specified employee” within the meaning of Section 409A(a)(2)(B)(i) at the time of the Executive’s Separation from Service, any nonqualified deferred compensation subject to Section 409A that would otherwise have been payable on account of, and within the first six months following, the Executive’s Separation from Service, and not by reason of another event under Section 409A(a)(2)(A), will become payable on the first business day after six months following the date of the Executive’s Separation from Service or, if earlier, the date of the Executive’s death.

14. Entire Agreement. This Agreement constitutes the entire agreement and understanding between the parties hereto in respect of the subject matter hereof and supersedes any prior or contemporaneous agreement or understanding between the parties, written or oral, which relates to the subject matter hereof.

15. Governing Law. This Agreement and any claim, controversy or dispute arising under or related hereto shall be governed by and construed under the laws of the Commonwealth of Massachusetts, without regard to the conflicts of law principles thereof.

16. Definitions. See Schedule A to this Agreement.

*    *    *    *    *

J. Sapienza

September 18, 2023

If this letter correctly sets forth our agreement on the subject matter hereof, kindly sign and return to the Company the enclosed copy of this letter, which will then constitute our agreement on this subject.

CAMBRIDGE BANCORP

By:	/s/ Denis K. Sheahan
Denis K. Sheahan
President and Chief Executive Officer

Agreed:

/s/ Joseph P. Sapienza
Joseph P. Sapienza

J. Sapienza

September 18, 2023

SCHEDULE A

DEFINITIONS

1.1 “Base Salary” means the annual cash compensation from the Bank relating to services performed (or to be performed) during any calendar year, excluding distributions from nonqualified deferred compensation plans, bonuses, commissions, overtime, fringe benefits, stock options, relocation expenses, incentive payments, non-monetary awards and other fees, and automobile and other allowances paid to the Executive for services rendered (whether or not such allowances are included in the Executive’s gross income). Base Salary shall be calculated before reduction for compensation voluntarily deferred or contributed by the Executive pursuant to all qualified or non-qualified plans of the Bank and shall be calculated to include amounts not otherwise included in the Executive’s gross income under Code Sections 125, 132(f), 402(e)(3), 402(h) or 403(b) pursuant to plans established by the Bank; provided, however, that all such amounts will be included in compensation only to the extent that had there been no such plan, the amount would have been payable in cash to the Executive.

1.2 “Bonus” means the short-term incentive cash bonus, if any, awarded to the Executive (generally during the first quarter of the Plan Year) for services performed during the preceding Plan Year from the Bank.

1.3 “Cause” means termination by the Bank upon:

The willful failure by Executive to substantially perform his duties with the Bank (other than any such failure resulting from his incapacity due to physical or mental illness or any such actual or anticipated failure resulting from his resignation for Good Reason), within ten (10) days after a demand for substantial performance is delivered to Executive by the Board that specifically identifies the manner in which the Board believes that Executive has not substantially performed his duties;

The willful engagement by Executive in misconduct that is or foreseeably will be materially injurious to the Bank, monetarily or otherwise; or

A breach of a fiduciary duty, fraud or dishonesty relating to the Bank, or conviction of (or plea of nolo contendere to) a crime.

For purposes of this Schedule A, Section 1.3, no act or failure to act, on Executive’s part shall be considered “willful” unless done, or omitted to be done, by Executive not in good faith and without reasonable belief that his action or omission was in the best interest of the Bank.

Notwithstanding the foregoing, Executive shall not be deemed to have been terminated for Cause unless and until there shall have been delivered to Executive a Notice of Termination.

1.4 “Change in Control” means either of the following:

J. Sapienza

September 18, 2023

A change in control of a nature that would be required to be reported by Cambridge Bancorp (“Parent”) or Bank in response to Item 6(e) of Schedule 14A of Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), whether or not Parent or Bank in fact is required to comply with Regulation 14A thereunder; or

The acquisition of “control” as defined in the Bank Holding Company Act of 1956, as amended, or the regulations thereunder, or as defined in the Change in Bank Control Act of 1978, as amended, or the regulations or guidance thereunder, of Parent or Bank by any person, company or other entity other than Parent; provided that, without limitation, such a Change in Control shall be deemed to have occurred if:

Any “person” (as that term is used in Section 13(d) and 14(d) of the Exchange Act) other than a trustee or other fiduciary holding securities under an employee benefit plan of Parent or Bank or a corporation owned, directly or indirectly, by the stockholders of Parent in substantially the same proportions as their ownership of stock of Parent, is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of Parent representing twenty-five percent (25%) or more of the combined voting power of Parent’s then outstanding securities; or

During any period of two (2) consecutive years (not including any period prior to the execution of this Agreement), individuals who at the beginning of such period constitute the Board and any new director (other than a director designated by a person who has entered into an agreement with Parent to effect a transaction described in this Schedule A, Section 1.4(b)(i) or with Parent or Bank to effect a transaction described in Schedule A, Section 1.4(b)(ii) whose election by the Board or nomination for election by Parent’s or Bank’s stockholders was approved by a vote of at least two-thirds (2⁄3) of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof; or

The stockholders of Parent or Bank approve a merger or consolidation of Parent or Bank with any other corporation, other than a merger or consolidation that would result in the voting securities of Parent or Bank outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least two-thirds (2⁄3) of the combined voting power of the voting securities of Parent or Bank or such surviving entity outstanding immediately after such merger or consolidation, or the stockholders of Parent or Bank approve a plan of complete liquidation of Parent or Bank or an agreement for the sale or disposition by Parent or Bank of all or substantially all Parent’s or Bank’s assets. Notwithstanding anything to the contrary contained herein, the acquisition by a person (or persons acting in concert) of less than twenty-five percent (25%) of the voting securities of Parent, under circumstances where the Federal Reserve Board (under regulations or guidance pursuant to the Change in Bank Control Act of 1978, as amended) presumes that such acquisition constitutes the acquisition of control of Parent, shall not be deemed a “Change in Control” for any purpose under this Agreement.

1.5 “ Date of Termination” means:

J. Sapienza

September 18, 2023

(a) If your employment is terminated for Disability, thirty (30) days after Notice of Termination is given (provided that you shall not have returned to the performance of your duties on a full-time basis during such thirty (30) day period);

(b) If your employment is terminated for Cause, the date specified in the Notice of Termination; and

(c) If your employment is terminated by Bank for any other reason, or by you for Good Reason, the date on which a Notice of Termination is given.

1.6 “Disability” means termination because of your inability, as a result of incapacity due to physical or mental illness, to perform the services required of you as an employee for a period aggregating six (6) months or more within any twelve (12) month period, unless within thirty (30) days after Notice of Termination is given by the Bank you shall have returned to the full time performance of you duties.

1.7 “Final Average Compensation” means the average of your highest three (3) consecutive calendar years of annual Base Salary and Bonus. For purposes of calculating the average of your highest three (3) consecutive calendar years of Base Salary and Bonus, (a) Base Salary and Bonus for the calendar year in which you experience a Separation from Service shall be annualized, (b) Base Salary and Bonus for other calendar years shall not be annualized, and (c) if you have been employed less than three (3) full calendar years (counting the final year of employment as an annualized full calendar year), your Final Average Compensation shall be based on the number of full calendar years in which you were an employee of the Bank (again counting the final year of employment as an annualized full calendar year).

1.8 “Good Reason” means:

Without Executive’s prior consent, the occurrence after a Change in Control of any of the following circumstances:

(i) A material diminution in the nature or status of Executive’s responsibilities, authority or duties (provided that his entitlement to terminate employment for this reason following a Change in Control shall only be effective during the period beginning six (6) months before the Change in Control and ending twelve (12) months after the Change in Control);

(ii) A material diminution in Executive’s Base Salary; or

(iii) the relocation of Company’s principal executive office to a location more than forty (40) miles (or such longer distance that is the minimum permissible distance under the circumstances for purposes of the involuntary Separation from Service standards under the Treasury Regulations or other guidance under Code Section 409A) from its location on Executive’s date of hire and that results in a material increase to Executive’s normal daily commute, except for required travel on business for Company and the Bank.

J. Sapienza

September 18, 2023

Notwithstanding the foregoing, a resignation shall not constitute “Good Reason” unless the condition giving rise to such resignation continues uncured by the Company or the Bank more than thirty (30) days following Executive’s written notice of such condition provided to the Bank within ninety (90) days of the first occurrence of such condition and such resignation is effective within thirty (30) days following the end of such notice period.

Executive’s right to terminate employment for Good Reason shall not be affected by his incapacity due to physical or mental illness. Executive’s continued employment shall not constitute consent to, or a waiver of rights with respect to, any circumstance constituting Good Reason hereunder.

1.9 “Potential Change in Control” means:

(a) Company or Bank enters into an agreement, the consummation of which would result in the occurrence of a Change in Control;

(b) Any person, other than a trustee or other fiduciary holding securities under an employee benefit plan of Company or Bank or a corporation owned, directly or indirectly, by the stockholders of Company in substantially the same proportions as their ownership of stock of Company, is or becomes the beneficial owner, directly or indirectly, of securities of parent representing twenty percent (20%) or more of the combined voting power of Company’s then outstanding securities; or

(c) The Board of Directors of Company or Bank adopts a resolution to the effect that, for purposes of this Agreement, a Potential Change in Control of Company has occurred.

1.10 “Notice of Termination” means a notice that indicates termination of employment and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of employment.

1.11 “Release Agreement” means an agreement and general release, in a form satisfactory to Bank, that releases and forever discharges Bank, Parent and their affiliates, officers, employees, and directors from all claims and damages that Executive may have in connection with or arising out of his employment or the termination of employment with Bank or Parent.

1.12 “Retirement” means the termination of your employment in accordance with the Bank’s retirement policy, including (at your sole election, as set forth in writing) early retirement, generally applicable to its salaried employees or in accordance with any retirement arrangement established with your consent with respect to you.

1.13 “Separation from Service” means a separation from service within the meaning of Section 409A of the Code and the guidance issued by the Secretary of the Treasury with respect thereto.

Exhibit 99.1

Cambridge Bancorp Enters Into Definitive Agreement to Merge with Eastern Bankshares, Inc.

CAMBRIDGE, MA, September 19, 2023 – Cambridge Bancorp (NASDAQ: CATC) (“Cambridge”), the parent company of Cambridge Trust Company (“Cambridge Trust”), and Eastern Bankshares, Inc. (“Eastern”) (NASDAQ Global Select Market: EBC), the stock holding company for Eastern Bank, announced they have entered into a definitive merger agreement pursuant to which Cambridge will merge with and into Eastern in an all-stock transaction valued at approximately $528 million (“the merger”).

Key Highlights:

•	Each share of Cambridge common stock will be exchanged for 4.956 shares of Eastern common stock, a 24% premium to Cambridge’s thirty-day volume weighted average price

•	Merger will create a $27 billion combined franchise and further solidify Eastern as the largest community bank in Massachusetts and New Hampshire by deposits [1]

•	Merger will create the largest bank-owned Independent Investment Advisor in Massachusetts and the tenth largest overall in Massachusetts[2]

•	Eastern plans to welcome Denis Sheahan, President and CEO of Cambridge, to its executive team as CEO

Cambridge and Eastern Merger

Under the terms of the merger agreement, which has been unanimously approved by both boards of directors, each share of Cambridge common stock will be exchanged for 4.956 shares of Eastern common stock. Eastern anticipates issuing approximately 39.4 million shares of its common stock in the merger. Based upon Eastern’s $13.41 per share closing price on September 18, 2023, the transaction is valued at approximately $528 million and the aggregate consideration represents 114% of Cambridge’s tangible book value* and a 24% premium to Cambridge’s thirty-day volume weighted average price.

Upon closing, Denis Sheahan, Chairman, President and CEO of Cambridge, will become the CEO of Eastern and will join Eastern’s Board of Directors. Eastern’s President Quincy Miller will be promoted to Vice Chair, President, and Chief Operating Officer. Both Mr. Sheahan and Mr. Miller will report directly to Bob Rivers, who will serve as Executive Chair and Chair of the Board of Directors. In addition to Mr. Sheahan, three Cambridge directors are expected to be elected to Eastern’s Board of Directors in connection with the closing.

Given the distinction of the Cambridge Trust brand in the banks’ shared local markets, the combined wealth management and private banking divisions will operate under the Cambridge Trust brand and leadership.

As of June 30, 2023, Cambridge had approximately $5.5 billion of total assets, $4.0 billion of total loans, $4.4 billion of total deposits and $4.4 billion of client assets under management and administration (“AUMA”). Upon completion of the merger, the combined company is expected to have approximately $27.1 billion in total assets, $18.0 billion of total loans, $22.6 billion of deposits and $7.6 billion of AUMA.

“I’ve long admired the success of Cambridge Trust under Denis’s leadership, and I’m excited to welcome Denis and the Cambridge team to Eastern,” said Bob Rivers, Chief Executive Officer and Chair of the

[1]	Source: S&P Global Market Intelligence; FDIC Summary of Deposit Survey (2022). Excludes trust banks.
[2]	Source: Boston Business Journal

Board of Eastern Bankshares, Inc. and Eastern Bank. “As we set our sights on the future, the enhanced capabilities and financial strength created by this merger will allow us to further position Eastern as the region’s local financial partner of choice, delivering enhanced value for our customers and shareholders, greater support for our communities, and increased opportunities for our colleagues.”

Sheahan commented, “I am delighted to be a part of bringing together two terrific companies who share common values and vision. I know the Cambridge Trust team will rise to the opportunity ahead and I look forward to working with our colleagues at Eastern as we integrate and deliver exceptional service to our clients.”

The merger is expected to be completed during the first quarter of 2024, subject to certain conditions, including the receipt of required regulatory approvals and approval by Cambridge and Eastern shareholders. All Cambridge directors and executive officers and their affiliates with voting power have agreed to vote in favor of the merger.

Advisors

BofA Securities, Inc. served as financial advisor and Hogan Lovells US LLP provided legal counsel to Cambridge. J.P. Morgan Securities LLC served as financial advisor and Nutter McClennen & Fish LLP provided legal counsel to Eastern.

About Cambridge Bancorp

Cambridge Bancorp, the parent company of Cambridge Trust Company, is based in Cambridge, Massachusetts. Cambridge Trust Company is a 133-year-old Massachusetts chartered commercial bank with approximately $5.5 billion in assets at June 30, 2023, and a total of 22 Massachusetts and New Hampshire locations. Cambridge Trust Company is one of New England’s leaders in private banking and wealth management with $4.4 billion in client assets under management and administration at June 30, 2023. The Wealth Management group maintains offices in Boston and Wellesley, Massachusetts and Concord, Manchester, and Portsmouth, New Hampshire.

About Eastern Bankshares, Inc. and Eastern Bank

Eastern Bankshares, Inc. is the stock holding company for Eastern Bank. Founded in 1818, Boston-based Eastern Bank has more than 120 locations serving communities in eastern Massachusetts, southern and coastal New Hampshire, and Rhode Island. As of June 30, 2023, Eastern Bank had approximately $22 billion in total assets. Eastern provides banking, investment and insurance products and services for consumers and businesses of all sizes, including through its Eastern Wealth Management division and its Eastern Insurance Group LLC subsidiary. Eastern takes pride in its outspoken advocacy and community support that includes $240 million in charitable giving since 1994. An inclusive company, Eastern employs approximately 2,100 deeply committed professionals who value relationships with their customers, colleagues, and communities. For investor information, visit investor.easternbank.com.

Non-GAAP Financial Measures

*Denotes a non-GAAP financial measure used in this press release.

This press release contains both financial measures based on accounting principles generally accepted in the United States (“GAAP”) and non-GAAP based financial measures. Management believes that providing certain non-GAAP financial measures provides investors with information useful to their understanding financial performance, performance trends and financial position. Management utilizes these measures for internal planning and forecasting purposes, and management, as well as securities analysts, investors, and other interested parties, also use these measures to compare peer company operating performance. These non-GAAP measures should not be considered a substitute for GAAP basis measures and results. Because non-GAAP financial measures are not standardized, it may not be possible to compare these financial measures with other companies’ non-GAAP financial measures having the same or similar names. A reconciliation of tangible book value for Cambridge is included in a table at the end of the press release.

This press release also includes certain forward-looking modeled projections and estimates, including estimates of the combined proforma company’s tangible book value per share. These metrics are dependent on variable factors, including management’s assumptions and modeling inputs as well as market driven factors such as interest rates, over which Cambridge cannot exercise control. Accordingly, reconciliations of Cambridge’s outlook on these items cannot be readily determined in a format useful for investors and could not be made readily available.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933, as amended, and section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements regarding anticipated future events and can be identified by the fact that they do not relate strictly to historical or current facts. You can identify these statements from the use of the words “may,” “will,” “should,” “could,” “would,” “plan,” “potential,” “estimate,” “project,” “believe,” “intend,” “anticipate,” “expect,” “target” and similar expressions. Forward-looking statements, by their nature, are subject to risks and uncertainties. There are many factors that could cause actual results to differ materially from expected results described in the forward-looking statements.

Factors relating to the proposed transaction that could cause or contribute to actual results differing materially from expected results include, but are not limited to, the possibility that revenue or expense synergies or the other expected benefits of the transaction may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the transaction may not be timely completed, if at all; that prior to the completion of the transaction or thereafter, Cambridge or Eastern may not perform as expected due to transaction-related uncertainty or other factors; that required regulatory, shareholder or other approvals are not obtained or other closing conditions are not satisfied in a timely manner or at all; that the timing of completion of the proposed transaction is dependent on various factors that cannot be predicted with precision at this point; reputational risks and the reaction of the companies’ customers to the transaction; continued pressures and uncertainties within the banking industry and Cambridge and Eastern’s markets, including changes in interest rates and deposit amounts and composition, adverse developments in the level and direction of loan delinquencies, charge-offs, and estimates of the adequacy of the allowance for loan losses, increased competitive pressures, asset and credit quality deterioration, and legislative, regulatory, and fiscal policy changes and related compliance costs; and diversion of management time on transaction-related issues

These forward-looking statements are also subject to the risks and uncertainties applicable to our respective businesses generally that are disclosed in Cambridge’s and Eastern’s 2022 Annual Reports on Form 10-K. Cambridge’s and Eastern’s SEC filings are accessible on the SEC’s website at www.sec.gov and on their respective corporate websites at ir.cambridgetrust.com and investor.easternbank.com. These web addresses are included as inactive textual references only. Information on these websites is not part of this document. For any forward-looking statements made in this press release, Cambridge and Eastern claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Except as required by law, each company specifically disclaims any obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.

Additional Information and Where to Find It

In connection with the proposed merger transaction, Eastern intends to file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of Cambridge and Eastern and a Prospectus of Eastern (the “joint proxy statement/prospectus”), as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SHAREHOLDERS OF CAMBRIDGE AND EASTERN ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND EACH OTHER RELEVANT DOCUMENT FILED WITH THE SEC, AS WELL AS ANY AMENDMENT OR SUPPLEMENT TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Cambridge and Eastern, can be obtained without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Cambridge Investor Relations via email at InvestorRelations@cambridgetrust.com or by telephone at (617) 520-5520 or to Eastern’s Investor Relations team via email at InvestorRelations@easternbank.com or by telephone at (781) 598-7920.

Participants in the Solicitation

Cambridge, Eastern, and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Cambridge and/or Eastern in connection with the proposed transaction under the rules of the SEC. Information regarding Cambridge’s directors and executive officers is available in its definitive proxy statement relating to its 2023 Annual Meeting of Shareholders, which was filed with the SEC on March 16, 2023, and other documents filed by Cambridge with the SEC. Information regarding Eastern’s directors and executive officers is available in its definitive proxy statement relating to its 2023 Annual Meeting of Shareholders, which was filed with the SEC on April 3, 2023, and its Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the Commission on February 24, 2023, and other documents filed by Eastern with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus and other relevant materials filed with the SEC, which may be obtained free of charge as described in the preceding paragraph.

Reconciliation of Non-GAAP Financial Measure:

Cambridge Bancorp and Subsidiaries

(unaudited, dollars in thousands)
Tangible book value:	As of: June 30, 2023
Total shareholders’ equity (GAAP):	$527,004
Less: Goodwill & other intangibles	(71,535)

Tangible book value (non-GAAP)	$455,469

Cambridge Bancorp

Investor contact:

Joseph P. Sapienza

InvestorRelations@cambridgetrust.com

617-520-5520

Media contact:

Danielle Remis Hackel

Danielle.remis@cambridgetrust.com

617-441-1421

Eastern Bankshares, Inc. and Eastern Bank:

Investor contact:

Jill Belliveau

Eastern Bankshares, Inc.

InvestorRelations@easternbank.com

781-598-7920

Media contact:

Andrea Goodman

Eastern Bank

a.goodman@easternbank.com

781-598-7847